13



06011652

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GGT Pte Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 1 4 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34819

FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/14/06

AR/S
12-31-05

2005 Annual Results

The GPT Group

The GPT Group

82-34819

Overview

- Internalisation update
- Core portfolio performance
- Joint Venture update
- Capital Management overview
- Group outlook


GPT
The GPT Group

Reconciliation of Distributable Amount

	Actuals ($m)
Profit after tax (A-IFRS)	566.8
Plus	
Finance Costs	205.5
Internalisation costs	62.3
Other (Net)	9.4
Less	
Fair Value and Revenue Adjustments	341.7
Net gain on disposal of properties	10.0
Equals	
Realised Operating Income	492.3


GPT
The GPT Group

Results in line with EM

	EM Forecast ($m)*	Actuals ($m)
Property Income	643.3	641.3
JV Income	20.2	20.2
Trust Expenses	(6.0)	(7.2)
Management & Admin	(28.0)	(27.6)
Net Interest – domestic	(137.5)	(134.4)
Total distribution	492.0	492.3

*Adjusted to remove the impact of the sale of an interest in Sunshine Plaza


GPT
The GPT Group

Strong Operating Performance

	2002	2003	2004	2005**
Distribution (cps)	20.4	21.2	22.0	24.4
Growth	3.5%	3.9%	3.8%	10.9%
Earnings (cps)	20.4	21.6	21.3	24.4
Underlying growth*	3.6%	3.1%	3.1%	14.5%
NTA per security	$2.60	$2.73	$3.02	$3.16
1 Yr Return	12.8%	8.2%	33.6%	16.7%

•Excludes the impact of the change in fee, performance fees paid and costs associated with the Lend Lease merger proposal, the Stockland takeover offer and internalisation proposal.

** Growth based on previous corresponding period. Excludes the impact of the adoption of A-IFRS on the financial statements. Earnings per security is before fair value adjustments, recognition of rent frees, amortisation of lease incentives, profit on disposal of properties, costs associated with internalisation and finance costs to securityholders.


GPT
The GPT Group

GPT: Asset Breakdown

- JV investment represents 8% total investment assets



Hotels
9%
Communities
1%
Industrial
4%
Retail
44%
Office
34%
JV
8%



GPT
The GPT Group

Retail



Penrith development: complete November 2005


GPT
The GPT Group

Key Results: Retail

- Comparable income up 4.3% (5.9% overall)
- Strong sales and operating results*
  - Total centre comparable MAT growth up 3.6%
  - Specialty comparable MAT growth up 3.3%
  - Regional specialty sales/sqm at $9,083
  - Regional specialty occupancy costs at 14.7%
- Occupancy high and arrears low**
  - Vacancy less than 0.5% GLA
  - Arrears less than 0.1% of annual billings

*Excluding centres impacted by development
** GPT managed assets


GPT
The GPT Group

Retail Developments: Existing Projects

- Melbourne Central ($260m: 100%)
  - — Complete Sept 2005
  - — Trading well
  - — 8% yield on cost
- Penrith ($70m: 50%)
  - — Complete Nov 2005
  - — Fully leased
  - — 9% yield on cost
- Macarthur Square ($109m: 50%)
  - — Stage 1 complete Nov 2005
  - — Stage 2 due March 2006
  - — 8% yield on cost


Melbourne Central


Penrith


GPT
The GPT Group

Retail Developments: Future Projects



Rouse Hill Town Centre, NSW

Rouse Hill Town Centre

- Strong growth potential
  - Trade area larger than regional average
  - Strong population growth
  - Household income significantly above average
- Major retail, leisure and community destination
  - 70,000 sqm
  - Majors secured
- $470 million development
- Future expansion potential


GPT
The GPT Group

Office



National@Docklands, VIC


citigroup

Citigroup, 2 Park Street, Sydney


GPT
The GPT Group

Key Results: Office

- Comparable income flat (up 1.7% overall)
- Occupancy increased to 94.9%*
- 108,000 sqm leased to December 05
  - — Terms agreed over an additional 36,400 sqm
- Manageable lease expiry profile
  - — Average lease term 6.2 years*
- Darling Park Stage 3
  - — Completed ahead of schedule (end 2005)
  - — Leasing underway (three floors remaining)

* Excluding Darling Park 3


GPT
The GPT Group

Hotel/Tourism



Ayers Rock Resort, NT

Key Results: Hotel/Tourism

- Comparable income up 8.9% (24.5% overall)
- Ayers Rock Resort
  - Revenue +8.4%
  - Room Nights Sold +3.0%
  - Room Rate +4.2%
  - GPT Income +8.2%
- Four Points by Sheraton Sydney
  - Revenue +4.3%
  - Room Nights Sold (5.5%)
  - Room Rate +12.2%
  - GPT Income +8.1%


GPT
The GPT Group

Key Results: Hotel/Tourism

- Lodges Portfolio
  - Revenue (4.9%)
  - Room Nights Sold (5.8%)
  - Room Rate (0.4%)
  - Income + 118%*
- Brisbane Holiday Inn
  - Revenue +9.5%
  - Room Nights Sold +3.0%
  - Room Rate +11.9%
  - Income +69.5%

*Includes impact of acquisitions during 2004 and 2005


GPT
The GPT Group

Industrial/Business Park



Quad 3: Olympic Park, NSW



Effem Facility: Somerton, VIC


GPT
The GPT Group

Key Results: Industrial/Business Park

- Comparable income up 7.5% (15.2% overall)
- High occupancy – 98.4% (incl. land leases)
- Long average lease term – 6.1 years
- Austrak, Somerton
  - Coles Myer National Distribution Centre (74,700 sqm)
  - Labelmakers (22,200 sqm)
  - P&O Terminal lease
- Further acquisitions
  - 5 Figtree Drive, Homebush Bay
  - 973 Fairfield Rd, Yeerongpilly
  - Six assets acquired February 2005
- Quad 4 underway


GPT
The GPT Group

Urban Communities



Twin Waters, QLD


GPT
The GPT Group

Joint Venture: Update

- GPT income from JV $28.2 million
  - 1.0 cps distribution, net of funding costs
  - Includes Babcock & Brown contribution of $5.8m
- Acquisition program well advanced
  - $3.5 billion acquired (at mid Feb 2006)*
  - Pipeline remains strong
  - Spreads at or near target
- Well placed to achieve original forecasts
  - On track to be fully invested end 2006

* Includes completed and under contract


GPT
The GPT Group

Joint Venture: Portfolio Diversity


JV FUND PORTFOLIO:*
Asset Sector by Value (AUD)


Light Industrial
15%
Office
8%
Residential
39%
Retail
38%


JV FUND PORTFOLIO:*
Geographic Distribution by Value (AUD)


Poland
2%
Czech Republic
5%
United States
16%
France
1%
Netherlands
6%
Germany
70%

*At mid Feb 2006

Portfolio Update: German Residential

- Portfolio value $1.36 billion
  - Completed Dec 2005 — $884m
  - Since completed or under contract Feb 2006 — $474m
- Performance on track*
  - 88% occupancy
  - €4.92 rent p/sqm
  - Average 2006 forecast yield - 6.3% (net of all costs)
- Outlook
  - Strong capital inflows, capitalisation rates compressing
  - Focus on portfolio optimisation
  - Potential to realise trading profits in 2007

* Portfolio at 31 December 2005


GPT
The GPT Group

Portfolio Update: German Residential



Hamburg
Salzgitter
Berlin
Muenster
GERMANY
Frankfurt
Munich

LOCATION	GLA	APTS*	VALUE
North & West Germany (AMB)	113,232	1,564	98,881
North Germany	110,439	1,784	106,855
Berlin	115,869	1,260	264,504
Munich	24,779	558	53,805
West Germany	40,137	556	75,369
Kiel	74,643	1,455	72,125
Muenster	51,950	639	40,247
Salzgitter	542,296	8,876	367,447
Central & North Germany	215,000	3,615	279,166
TOTAL	**1,288,345**	**20,307**	**1,358,397**

* Includes commercial and retail units



GPT
The GPT Group

Portfolio Update: European Retail

- Portfolio value $865 million
  - — Completed Dec 2005 $635m
  - — Since completed or under contract Feb 2006 $230m
- Overall performance on track*
  - — 97% occupancy
  - — Galerie Butovice not yet stabilised
  - — Average 2006 forecast yield – 6.5% (net of all costs)
- Outlook
  - — Strong capital inflows, capitalisation rates compressing
  - — Seek to selectively grow portfolio during 2006

* Portfolio at 31 December 2005


GPT
The GPT Group

Portfolio Update: European Retail


Hamburg
Bydgoszcz
WARSAW
GERMANY
Berlin
POLAND
Krakow
CZECH
PRAGUE
REPUBLIC
Munich

30 ASSETS

300,000 SQM


GPT
The GPT Group

Portfolio Update: US Retail

- Portfolio value $471 million
  - — $26m capital expenditure commitment over 2 years
- Performance on track
  - — 93% occupancy
  - — US $282 sales p/sqft
  - — 10% occupancy cost
  - — Forecast 2006 yield – 7.6% (net of all costs)
- Outlook
  - — Selectively grow portfolio
  - — Leverage relationship with Colonial
  - — GPT asset management


GPT
The GPT Group

Portfolio Update: European Light Industrial

- Portfolio value $538 million
  - — Completed Dec 2005 $380m
  - — Since completed or under contract Feb 2006 $160m
  - — Portfolio target (minimum) $1.25b
- Performance on track*
  - — 92% occupancy
  - — €3.99 p/sqm rent
  - — 2006 forecast yield – 6.5% (net of all costs)
- Outlook
  - — Pipeline remains strong
  - — Portfolio aggregation strategy on track
  - — Upside through higher tenant retention

* Portfolio at 31 December 2005


GPT
The GPT Group

Portfolio Update: European Light Industrial

NETHERLANDS

Amsterdam

Rotterdam

BERLIN

GERMANY

Dusseldorf

PARIS

Frankfurt

Munich

FRANCE

	#Assets	Tenants	GLA (sqm)	GLA %
France	5	37	46,000	9%
Netherlands	11	211	205,000	38%
Germany	10	92	289,000	53%
Total	**26**	**340**	**542,000**	**100%**

* Portfolio at mid Feb 2006


GPT
The GPT Group

Joint Venture: German Office

- Portfolio value $300 million
  - — Completed Dec 2005 — $126m (seed asset)
  - — Under contract Feb 2006 — $174m

- Market Overview
  - — Office market fundamentals improving
  - — Favourable capital markets environment (selective)

- Investment Strategy
  - — Location — secondary cities, inner city locations
  - — Tenants — multi tenanted, diversified
  - — Yields — achieve spread targets, with growth potential
  - — Value-add — increase AWLE, reduce costs, achieve scale


GPT
The GPT Group

Joint Venture: German Office



- Wurtemburgische Portfolio
  - — Purchase price $174m
  - — 33 properties located in secondary cities
  - — 20 properties represent 85% of the portfolio
  - — Remaining properties to be divested
  - — 2006 forecast yield (passing) 6.6% (net of all costs)
  - — Vacancy 11%
  - — Under-rented 3 – 5%
  - — Upside through vacancy and cost reduction, increased AWLE


GPT
The GPT Group

Joint Venture: Summary

- $3.5 billion assets acquired
- Outlook
  - — Confident of fully investing by Dec 2006
  - — Strong and visible pipeline of opportunities
  - — Earnings from JV on target
  - — Continuing to pursue a range of Fund Management opportunities


GPT
The GPT Group

Capital Management

- Total assets $10.4 billion
- Gearing of 35%
- Total borrowings $3.6 billion
  - — $2,846 million AUD
  - — €485 million (AUD equivalent $782 million)
- Current effective interest rate 5.45%
  - — Weighted average length of debt 3 years


GPT
The GPT Group

Capital Management: Interest Rates

Actual Exposures
Actual Hedges
visual risk

5,000.00
4,500.00
4,000.00
3,500.00
3,000.00
(AUD Millions) 2,500.00
2,000.00
1,500.00
1,000.00
500.00
0.00
(500.00)

Mar-06 Sep-06 Mar-07 Sep-07 Mar-08 Sep-08 Mar-09 Sep-09 Mar-10 Sep-10 Mar-11 Sep-11 Mar-12 Sep-12



GPT
The GPT Group

Capital Management: Foreign Exchange

	Sell Euros	Average exchange rate	AUD Equivalent
	31-Dec-05	31-Dec-05	31-Dec-05
Maturity	EUR(€ M)	AUD/EUR	AUD($M)
Less than 1 year	24.2	0.5789	39.0
1- 2 years	31.1	0.5662	50.2
2 - 3 years	36.4	0.5668	58.6
3 - 4 years	41.0	0.5668	66.1
4 - 5 years	41.1	0.5645	66.3
Over 5 years	5.8	0.5480	9.4

Euro income hedged between 0.5789 and 0.5645 over next 5 years


GPT
The GPT Group

In Summary

- Strong 2005 results
  - — Delivered on forecast of 24.4 cps distribution
  - — Transition successfully implemented
  - — Strong performance from core portfolio
  - — JV investment well progressed
- Outlook
  - — Funds management strategy
  - — Complete JV investment
  - — On track to deliver on 2006 forecasts


GPT
The GPT Group

Questions



www.gpt.com.au



The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 250126

GPT Management Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

GPT Group

24 February 2006

Dear Sir,

1. Full Year Results for period to 31 December 2005

Please find attached statement regarding GPT's results for the twelve months to 31 December 2005. Also attached are GPT's audited financial statements for the twelve months to 31 December 2005, ASX Appendix 4E and the financial statements for GPT Management Holdings Limited.

2. December Quarter Distribution

GPT advises the income distribution for the quarter ended 31 December 2005 will be 6.6 cents per stapled security. This comprises:

Trust Distribution	6.6 cents
Company Dividend	Nil
Total Amount Distributed	6.6 cents

(a) Trust Distribution

A distribution for the three months ended 31 December 2005 of 6.6 cents per security will be paid on 24 March 2006 (the distribution for the three months ended 31 December 2004 was 5.6 cents per security and the distribution for the three months ended 30 September 2005 was 6.4 cents per security).

(b) Income Tax Deferred Component

The distribution advice for the December quarter will advise that no component of the distribution is tax deferred.

(c) Company Dividend

No dividend will be paid for this period.

(d) Books Closing Date

In accordance with Listing Rule 3A(5), we give formal notice that the register of security holders will close at 5.00 pm, 7 March 2006 for the purpose of determining those security holders entitled to participate in the distribution for the quarter ended 31 December 2005, payable on 24 March 2006.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
Link Market Services Limited
Level 12, 680 George Street
SYDNEY NSW 2000

Yours faithfully,

James A Coyne
Company Secretary


GPT
The GPT Group

THE GPT GROUP ANNOUNCES

2005 Annual Results

24 February 2006

The GPT Group delivers underlying earnings growth of 14.5%

GPT today announced a full year result in line with the Group's forecast contained in the May 2005 Notice of Meeting and Explanatory Memorandum (EM), reflecting the initial benefits of the successful internalisation and returns from the Group's Joint Venture with Babcock & Brown (JV). Whilst the benefit of the internalisation of management and investment in the JV only impacted financial performance in the second half, ongoing robust performance from GPT's established domestic portfolio was also achieved, contributing to this positive result.

Consequently, the Group is well positioned to achieve the significant increases in income to investors forecast over 2006.

Whilst reported profit after tax under the new International Financial Reporting Standards (A-IFRS) is $566.8 million, a more accurate reflection of GPT's underlying performance is the distribution paid to Securityholders which is comparable to the previous reported profit. This figure (representing GPT's realised operating income) increased by 11.4% on the previous period, to $492.3 million (up from $442.0 million in 2004) and in line with the EM forecast of $492.0 million.

A payment to Securityholders of 6.6 cents per security (cps) for the December quarter was announced, taking the distribution for the 2005 calendar year to 24.4 cps, up from 22.0 cps in 2004. This represents an increase of 10.9%, in line with the forecast for the period.

Underlying earnings per security increased by 14.5% (compared to the previous corresponding period)*, representing growth from the core portfolio, the initial impacts of the saving in management fees previously paid to Lend Lease and the contribution from the JV.

---

* Excludes the impact of performance fee paid in 2004, costs associated with the Stockland takeover offer and internalisation proposal. Also excludes the impact of the adoption of A-IFRS on the financial statements. Earnings per security is before fair value adjustments, recognition of rent frees, amortisation of lease incentives, profit on disposal of properties, costs associated with internalisation and finance costs to Securityholders.

The JV remains on track to be fully invested by the end of 2006, having already completed $2.4 billion in acquisitions at 31 December 2005, with another $1.1 billion in acquisitions completed or under contract since.

CEO of the GPT Group, Mr Nic Lyons, said he was pleased to report an excellent result from GPT's property portfolio and the positive impact of recent changes in the Group's structure and strategy.

"As GPT is now an independent stapled entity reporting under A-IFRS, our financial performance is presented in a format that is different from previous years. This result delivers on our earnings and distribution growth forecasts and demonstrates the initial benefits of GPT's new structure and expanded operations.

"This result effectively positions GPT to deliver an increase in distributions this year (with a forecast of 27.5 cps) and substantial distribution growth in the years ahead. With the internalisation now complete we have a strong team committed to delivering results for our investors.

"GPT's $9.3 billion core Australian portfolio has benefited from focused active management and development in this period, illustrated by an increase in income. These results reflected not only the quality of existing assets but the benefit of recent developments and acquisitions," Mr Lyons said.

Internalisation Update

The internalisation of management was completed over the period, with GPT operating from new premises in the MLC Centre since 6 June 2005 and the full transfer of staff and systems completed in August 2005.

Final transition costs were in line with the forecast outlined in the EM. In addition, a payment to Lend Lease, of $16.5 million, was well below the $45 million originally contemplated in the EM.

GPT's management team now undertakes the property management of GPT's 10 fully owned shopping centres and 10 Homemaker City assets and has established resources in the US and Europe to provide asset management for the shopping centre assets in the JV.

"We have an outstanding team of committed property professionals who are experienced with GPT's assets and focused on delivering strong investment returns." Mr Lyons said.

On 1 July 2005, GPT announced implementation of the Penrith and Woden Plaza transactions outlined in the EM. Westfield has replaced Lend Lease as manager of these assets and GPT continues as a 50% owner in each of these centres. The option agreement with Westfield in respect of Sunshine Plaza has now lapsed and GPT retains its 50% interest in the Centre[#].

The JV has made great progress over the period, having now acquired $2.4 billion in assets across its Portfolios of German Office, German Residential, European Retail, European Light Industrial and US Retail assets. A further $1.1 billion of acquisitions are currently progressed. The pipeline of acquisitions, a key determinant of the future success of the JV, is strong, with additional assets currently under negotiation and a range of opportunities progressively being reviewed.

GPT's current investment in the JV represents just over 8% of the Group's total property investments.

"We continue to be impressed with the quality of the opportunities available to the JV and are confident in the ability of the JV to deliver long-term value to GPT investors. We have an excellent working relationship with Babcock & Brown and now have our own dedicated team in place, with staff in Europe and the US as well as in Australia.

"We remain confident of having the JV fully invested in line with our target of December 2006, and our current level of assets acquired and under contract represents 64% of this target," Mr Lyons said.

Mr Lyons said GPT was in great shape to deliver on the forecast for a distribution of 27.5 cps for the year ending 31 December 2006, as outlined in GPT's EM.

[#]Lend Lease are currently appealing a decision in relation to the pre-emptive rights associated with this asset.

"In addition to performance from GPT's quality core portfolio, we have a number of developments due to commence over the year which will further enhance long-term performance from the investment portfolio. A full year of fee savings as a result of the internalisation and the benefit of the JV investment will assist in driving returns to investors in 2006. Investors will also benefit in the medium term from the opportunity to recycle capital and the broader range of opportunities available to GPT as a stapled entity."

"With the JV and internalisation now established, we are beginning to focus on the next opportunities for GPT to enhance returns, including the establishment of the JV's funds management business," Mr Lyons said.

As outlined in the EM, cost savings have been achieved as a result of the internalisation and GPT's management expense ratio, previously a range of 45-60 basis points under Lend Lease's management, has now been reduced to approximately 26 basis points.

Australian Property Portfolio Performance

GPT's core portfolio is a major driver of performance. A number of opportunities that will contribute to medium-term earnings growth from the core portfolio were identified and implemented over 2005.

GPT's large scale retail development pipeline made considerable progress during the period. The $260 million Melbourne Central redevelopment was completed in September and the refurbished Centre is trading well.

A major expansion of Penrith Plaza (renamed Westfield Penrith) opened on schedule and fully leased in November. At Macarthur Square, the first stage of the redevelopment opened in November, with the second stage expected to be finalised, as planned, in the first half of 2006. Future developments, including the creation of the Rouse Hill Town Centre, and expansions of Charlestown Square and Wollongong Central, also achieved key milestones during the period. GPT will commence construction on the $470 million Rouse Hill Town Centre, a major greenfield development located in a strong trade area, in March 2006.

In the Office Portfolio, the third and final stage of the Darling Park Complex in Sydney was completed ahead of schedule, and only three floors remain to be leased. GPT agreed to sell 120 King Street, Melbourne, a small non-core asset originally acquired with the adjacent 530 Collins Street, in December for $9.3 million.

The Industrial/Business Park Portfolio achieved additional growth with a major lease commitment to Coles Myer for a new 74,700 sqm national distribution centre at the Austrak Business Park in Somerton, Victoria and acquisitions at Homebush Bay in NSW and Yeerongpilly in Queensland. Construction on the final stage of the Quad at Homebush Bay has also commenced and in February 2006 the addition of a further six assets was announced.

GPT's hotel/tourism assets benefited from improved inbound tourism in 2005, with strong increases in income at the Portfolio's two major assets – Ayers Rock Resort and the Four Points by Sheraton in Sydney.

Operationally, the Group's property portfolios continue to deliver solid returns and income growth, with each portfolio increasing income over the previous corresponding period. High productivity levels, reasonable occupancy costs and almost full occupancy across the Retail Portfolio, position it for continued growth. Income from the Hotel/Tourism Portfolio increased (up almost 9% on a like for like basis) despite weaker than expected domestic travel, due largely to the positive impact of increased inbound tourism.

Whilst demand across the office sector has been inconsistent, there are clearly early signs of improving conditions and GPT's Office Portfolio maintained income, with occupancy of 95% (excluding Darling Park 3). The Industrial/Business Park Portfolio delivered solid income growth and recent acquisitions have expanded the development pipeline in this sector, and will contribute to increased income in 2006.

Capital Management

GPT maintains its strong balance sheet. As at 31 December 2005, GPT had total assets of $10.4 billion and borrowings of $3.6 billion, or 35% of total assets. This level of borrowing remains below the LPT sector average of 39%.

The current weighted average interest rate of GPT's debt is 5.45% (after fees and margins).

Yield

The yield on the closing price yesterday of $4.14 was 6.6% (based on forecast 2006 distributions).

NTA

Net Tangible Asset Backing (NTA) per security increased to $3.16, an increase of 14 cents on the 31 December 2004 NTA. The allocation of NTA between the Trust Unit and GPT Management Holdings Limited Share is $3.02 and $0.14, respectively.

Security Price

GPT Securities closed at $4.10 on 31 December 2005, up from $3.74 at 31 December 2004. The price performance of GPT Securities since the internalisation has been consistently strong.

GPT's full year accumulation (security price movement and income) return for the year to 31 December 2005 was 16.7%, well above the S&P/ASX Property 200 Accumulation Index return of 12.5%.

Outlook

Mr Lyons said he remained confident in the ability of the Group to deliver the forecasts outlined in the EM.

"We have a clear strategy and direction and an energetic and committed team. We remain focused on delivering the significant growth forecast for 2006 and on further improving future returns," Mr Lyons said.

ENDS

For further information contact:

Nic Lyons
CEO
02 8239 3565
0401 719 899

Michael O'Brien
Chief Operating Officer
02 8239 3544
0417 691 028

Kieran Pryke
CFO
02 8239 3547
0413 882 524

Donna Byrne
Head of Investor Relations &
Corporate Affairs
02 8239 3515
0401 711 542

ADDITIONAL INFORMATION

JV

The JV is well on track to be fully invested by December 2006, with a total of $3.5 billion in assets now secured. The JV's $28.2 million income (before funding costs) for the period included a $5.8 million contribution from Babcock & Brown.

Neil Tobin, General Manager, JV for GPT said the Portfolio had already achieved significant diversity and scale.

"We have already made solid progress in aggregating portfolios of significant scale and diversity, in line with our strategy, with retail portfolios in Europe and the US, a portfolio of European Light Industrial and portfolios of German Residential and Office forming a solid base for future growth.

"The original $1.1 billion of seed assets were supplemented with the announcement of a further $1.3 billion in assets in October and since then a further $1.1 billion of assets have been secured. Initial trading profits were achieved through remixing the German Residential portfolio, with the sale of portions of the Salzgitter and AMB Generali portfolios for $246 million generating a profit of $8 million.

"GPT has now been appointed as the asset manager for the European and US shopping centre assets. The relocation of two of GPT's senior retail managers to the US and Europe should assist in maximising the performance of these assets and evaluating future shopping centre investment opportunities in these markets."

"The current Fund has scale, is well diversified and gives the JV access to a range of markets and sectors," Mr Tobin said.

The JV assets include:

- A 90% interest in a portfolio of six shopping centres located in the south east of the US.
- A portfolio of light industrial assets located in the European markets of the Netherlands, Germany and France. To date, 26 assets, with a value of $538 million, have been secured.

- A range of retail formats located across Germany, characterised by long leases and strong tenant covenants and shopping centres in Poland and the Czech Republic with a value of $865 million.
- Residential assets in a number of locations throughout Germany, with a value of $1.3 billion.

Retail Portfolio

Head of Retail for GPT, Mr Mark Fookes, said GPT's Retail Portfolio had delivered strong performance over 2005, with income growth of 4.3% on a comparable basis and GPT's shopping centres continuing to trade above industry sales productivity benchmarks.

Regional specialty sales of $9,083 per sqm across GPT's shopping centres remain above the industry average and regional specialty occupancy costs, at 14.7%, provide prospects for continued good rental income growth. Comparable centre sales growth across GPT's shopping centres was 3.6% and comparable specialty sales growth was 3.3% in the year to 31 December 2005.

Across GPT's managed shopping centre portfolio, less than 0.5% of gross lettable area (GLA) is vacant, and arrears remain very low with debtors representing less than 0.1% of annual billings.

Transactions

Construction of the 16,000 sqm second stage of Fortitude Valley Homemaker City, in Brisbane, at a cost of $53 million, was completed in July 2005. The remaining component of the first stage of the Centre, strategically located between the two stages of the development already owned by GPT, was acquired in March 2005 for $35.6 million. GPT now has a $126 million bulky goods centre of significant scale at Fortitude Valley.

GPT continued to rationalise the Homemaker City Portfolio with the sale of Homemaker City centres at Underwood and Castle Hill. The assets, which were considered non-core assets, had been acquired with the original homemaker portfolio in November 2001 and were sold for a total of $46 million, $6.7 million above GPT's fair value for the assets.

Development Update

A number of major developments achieved completion over 2005. The major redevelopment of Melbourne Central (at a cost of $260 million) was completed in September 2005. Almost all of the 305 tenancies are open and trading, including Hoyts Cinemas and mini-major retailers such as Borders, Coles Central, Freedom and BaySwiss. The project is forecast to achieve an 8% yield.

GPT's retail team also completed the $70 million expansion of Westfield Penrith (GPT's 50% share) in November 2005. The expansion was completed on schedule and fully leased and is on track to achieve a 9% yield, in excess of the targeted 8%.

The $109 million (GPT's 50% share) expansion of Macarthur Square is also progressing well with income 92% committed. The first stage opened in November 2005 and the second stage of the development, which includes the Town Square precinct, will open in March 2006. An 8% yield is anticipated on cost.

Across the Retail Portfolio, projects with a potential value of over $1 billion over the next four years will be a key driver of growth in future years.

Construction of GPT's Rouse Hill Town Centre, in Sydney's north west, is due to commence in the first half of 2006. The Town Centre is one of the last major greenfield regional retail opportunities within the Sydney metropolitan area and represents a unique opportunity for the Group to develop a new retail precinct as part of a planned community. GPT will develop and own the Town Centre and is in joint venture with Lend Lease to develop the remaining facilities and the residential component of this large-scale project. The Town Centre is expected to cost approximately $470 million to develop, and to deliver a strong return due to the strength of the trade area and its future growth potential.

At Charlestown Square, masterplanning is advanced for a proposed expansion of the 47,000 sqm Centre to approximately 80,000 sqm. An extensive community and authority engagement program has already been conducted and GPT is in the process of acquiring land from Lake Macquarie Council to facilitate the development.

"Our Retail assets have benefited from intensive management and prudent ongoing development. In 2006, we will see the benefit of redevelopments at Penrith, Macarthur Square and Melbourne Central. These, combined with developments such as the expansion of Charlestown Square and the creation of a major retail, leisure and community centre at Rouse Hill, which will be underway over the next 12 months, will deliver further income growth in the medium term," Mr Fookes said.

GPT's retail team transitioned in August 2005 and is now entirely focused on delivering value for investors. The development and property management teams have put in place appropriate processes and systems to maximise the value and performance of GPT's retail assets.

"Opportunities to extract further investment performance through active management and development of existing assets will be a key focus of the retail team and we remain confident the Portfolio can continue to deliver strong results," Mr Fookes said.

Subsequent to year-end, GPT announced the Group had been selected as the successful bidder for a 50% interest in Highpoint Shopping Centre in Melbourne, one of Australia's leading regional assets. The acquisition, which includes the management rights to the Centre, remains subject to Myer Limited not exercising its first right of refusal to acquire this interest in the asset. It is anticipated the outcome of this process will be known by the end of March 2006. Highpoint is an exceptional asset, located in a strong trade area and with significant opportunities for future growth. The Centre will make a strong addition to GPT's Retail Portfolio and future returns to investors.

Office Portfolio

Despite challenging market conditions, characterised by soft demand in the major market of Sydney, GPT's Office Portfolio performed well, maintaining income and increasing occupancy.

Across GPT's $3.5 billion Office Portfolio, over 108,000 sqm was leased in the 12 months to December 2005, resulting in an overall occupancy of 94.9% for the Portfolio (excluding Darling Park Stage 3). This represented an increase in occupancy at December 2004 and is above market occupancy of 92.9%.

Mr Tony Cope, GPT's Office Portfolio Manager, said GPT continued to expect income growth in the medium term from the Office Portfolio and was clearly seeing signs of improving market conditions, particularly in the Sydney market. GPT retains a long average lease term of 6.2 years and limited short-term expiry across the Portfolio, with only 5% of space across the 500,000 sqm Portfolio expiring over 2006.

"Our success in continuing to lease space across our assets and to undertake lease renewals well in advance of expiry underpinned solid performance from the Portfolio. Economic fundamentals are positive and are supporting a return to more favourable conditions across the markets, with commensurate uplift expected in the returns from GPT's Office Portfolio over the medium term," Mr Cope said.

Acquisitions and developments

The third stage of the Darling Park Complex in Sydney, acquired by GPT in April 2004, was completed ahead of schedule in November 2005. The development, anticipated to provide a first year yield of 7.2%, consists of an 18 level (29,700 sqm) office tower and 160 car spaces. In August 2005, GPT agreed terms over 9,000 sqm of high rise space to Rabobank, leaving only three floors to be leased.

Contracts were exchanged for the sale of 120 King Street Melbourne in December 2005 for $9.3 million, representing a profit on the sale of this asset. The 3,700 sqm asset was a non-core asset originally acquired in 1996 with the larger 530 Collins Street.

Leasing

Over 108,000 sqm was leased or renewed across GPT's office assets over 2005 and terms were agreed for a further 36,400 sqm in the last quarter of 2005. This leasing, undertaken across a range of assets within the Portfolio, included:

- At Australia Square, in Sydney, occupancy increased to 88.3%, up from 65.2% at December 2004 with almost 14,000 sqm leased or renewed, including leases to Abbott Tout, Thomson Playford Services and Quinton Investments Pty Ltd.

- Also in Sydney, leasing at 179 Elizabeth Street increased occupancy at this asset to over 80%, while 8,700 sqm was leased and terms agreed over a further 8,500 sqm at the MLC Centre.

- At Melbourne Central, leases over 17,100 sqm to a range of tenants, including Telstra, the ACCC and Financial Synergy. The asset is now 100% occupied.

- Strong leasing at the Riverside Centre in Brisbane, where over 16,000 sqm was leased or renewed over the year, contributed to full occupancy at this asset.

"We are continuing to focus on expiry across our assets to maintain a balanced expiry profile. Overall, we are pleased with the performance and position of the Portfolio, although future performance will depend on improvements in demand over 2006.

"Positive leading indicators in terms of job advertisements, employment gains and heightened business investment continue to point in the right direction, so we are optimistic. The performance of the Portfolio in the medium term is expected to improve as office markets strengthen, supply abates - particularly in Sydney - and we benefit from the first period of income from Darling Park Stage 3," said Mr Cope.

Hotel/Tourism Portfolio

Mr Bruce Morris, GPT's Hotel/Tourism Portfolio Manager, said that increased inbound tourism and improved room rates had assisted GPT's Portfolio to achieve comparable income growth of 8.9%.

Our major assets Ayers Rock Resort and Four Points increased income by 8.2% and 8.1% respectively.

"Solid growth in inbound tourism to Australia was the principal driver of increased revenue at Ayers Rock Resort, whilst the Four Points by Sheraton and Brisbane Holiday Inn's occupancy and room rate were supported by positive corporate and leisure demand. We are anticipating these improvements in performance to continue as we move into 2006," Mr Morris said.

The performance of Voyages Lodges was impacted by a relatively soft domestic tourism market, in part a function of increased outbound travel by Australians. The Lodges portfolio has now been fully integrated into Voyages' operations, delivering on forecast cost savings and providing a platform to market the Lodges resorts to key inbound markets in conjunction with Ayers Rock Resort.

On July 2005, the Lodges portfolio was expanded with the acquisition of El Questro Resort in Western Australia. The Resort was acquired for $17.4 million and is anticipated to deliver a year one yield of approximately 10%.

The long-term outlook for inbound tourism to Australia remains positive, with growth of 5-6% pa forecast to 2014. Domestic demand conditions, however, are expected to be relatively flat this year.

"The prospects for GPT's Hotel/Tourism Portfolio, which has an unrivalled position in the nature-based tourism sector and a range of quality assets in major Australian tourism locations, remain strong," Mr Morris said.

Industrial/Business Park Portfolio

GPT's Industrial/Business Park Portfolio grew to $418 million at 31 December 2005, with acquisitions at Homebush Bay and Yeerongpilly and the benefit of significant leasing at the Austrak Business Park in Somerton, Victoria. Since the close of 2005, the Portfolio has announced the acquisition of a further $94 million in assets, further enhancing the scale, diversity and development potential of this Portfolio.

Mr Victor Georos, Industrial/Business Park Portfolio Manager, said the Portfolio was delivering on its strategy of positioning for growth through development, with significant income growth secured through recent leasing precommitments. During 2005, over 347,000 sqm was leased or renewed at GPT's assets. This included major leases to P&O Ports Ltd (of the terminal at the Austrak Business Park in Somerton on a 10 year term) and a precommitment by Coles Myer, announced in July, for the construction of a new 74,700 sqm national distribution facility, also at Somerton, on a 20 year term.

Across the Portfolio, occupancy is currently at 98.4% (including land leases) and the average lease term is 6.1 years (by income).

GPT's presence at Homebush Bay in NSW has been further extended with the Quad 4 development commencing in December 2005 and due to be complete at the end of 2006.

GPT acquired 5 Figtree Drive at Homebush Bay, enhancing the long-term expansion potential of this precinct in July 2005, at a cost of $19 million (excluding acquisition costs) on an initial yield of 7.5%. GPT has now consolidated three adjoining sites at Olympic Park which have the potential for a major business park development.

In December 2005, GPT acquired 973 Fairfield Road, Yeerongpilly (Queensland), an 8 level building with over 3,400 sqm of warehouse space. The acquisition, at a cost of $12.4 million, (excluding acquisition costs), has an initial yield of 8%.

On 17 February 2006, GPT announced the exchange of contracts for the purchase of six industrial assets located in key industrial markets across Sydney, Melbourne, Brisbane and Canberra. The acquisitions significantly expand the scale and diversity and also enhance the long-term development potential of the Industrial/Business Park Portfolio. These assets, at a cost of $94.4 million (excluding acquisition costs), will provide an initial yield of 8.4% and have a weighted average lease expiry profile in excess of 9 years. The majority of the assets have long-term leases in place with major corporate and government tenants, including the National Archives, Smorgon Steel and Vodafone, and provide growth through structured rental increases.

"We have expanded the Portfolio's scale and diversity over the year and into 2006. The Portfolio retains further expansion land across a range of assets, which will facilitate medium-term growth with over 500,000 sqm of expansion land available across GPT's assets. Investors will also benefit from income growth in the medium term as new facilities at Somerton and Homebush Bay are completed over the next 18 months," Mr Georos said.

Urban Communities

Further progress was made on both the Rouse Hill Regional Centre (NSW) and the Twin Waters development (Queensland) over 2005.

The precinct masterplan for Rouse Hill Town Centre, which includes the retail Town Centre and associated infrastructure, was approved in July 2005, paving the way for commencement of the project in early 2006.

At the Twin Waters development, in Mudjimba, Queensland, both the resort and golf course were sold during the year. The sale of the golf course delivered a significant profit and the sale of the Resort, which is due to settle in the first half of 2006, will also realise a strong profit, with the sale price reflecting an internal rate of return in excess of 20% (pre-tax).

Construction on Stage 1 of the development, which consists of 64 residential lots, is anticipated to commence this year.

Financial Summary

	12 months to December 2004	12 months to December 2005
Distributions		
Earnings (cents per security)	21.3	24.4
Distribution (cents per security)	22.0	24.4
Tax advantaged	44.9%	19.4%*
Total Income		
Retail	$287.5m**	$304.5m
Office	$225.0m	$228.9m
Hotel/Tourism	$61.7m	$76.8m
Industrial/Business Park	$23.0m	$26.4m
Urban Communities	$2.8m	$4.7m
Joint Venture	na	$20.2m
	At 31 December 2004	**At 31 December 2005**
Assets		
Total assets	$9,097.0m	$10,431.7m
Borrowings	$2,698.6m	$3,628.2m
Debt to total assets	30%	35%
Securities on issue ('000)	2,016,717	2,016,717
Net asset backing/security	$3.02	$3.16
Security price	$3.74	$4.10
Retail		
Total value	$4,749.5m***	$4,495.8m
Portfolio allocation (by value)	53%	44%
Office		
Total value	$3,078.9m	$3,480.7m
Portfolio allocation (by value)	34%	34%
Hotel/Tourism		
Total value	$776.6m	$875.3m
Portfolio allocation (by value)	9%	9%
Industrial/Business Park		
Total value	$327.8m	$418.3
Portfolio allocation (by value)	4%	4%
Urban Communities		
Total value	$36.1m	$40.2m
		<1%
Equity Investment in JV	na	$843.8m
Allocation		8%

* Includes the impact of the sale of interests in Woden Plaza and Penrith Plaza which realised a significant capital gain.

** Income includes ground rent and income from deposits under retail property JVIA (Sunshine Plaza).

*** Includes deposits under retail property JVIA (Sunshine Plaza)

Note: At balance date AUD/USD 0.7344 and AUD/EUR 0.6199.

ENDS

Appendix 4E

Preliminary final report

Introduced 31/12/2003.

Name of entity

The GPT Group (GPT) comprising of General Property Trust and its controlled entities

ABN or equivalent company reference	Full year ended ('current period')
58 071 755 609	31 December 2005

Results for announcement to the market

				$A'm
Revenues from ordinary activities (1)	down	5.8%	to	1,183.1
Explanation - Refer Directors' Report				
Profit (loss) from ordinary activities after tax attributable to equity holders	up	∞%	to	566.8
Explanation - Refer Directors' Report				
Net profit (loss) for the period attributable to equity holders	up	∞%	to	589.0
Explanation – Refer Directors' Report				

Distributions	Amount per security	Franked amount per security
Final distributions (December quarter)	6.6	N/A
Interim distributions (nine months)	17.8	N/A

Record date for determining entitlements to the December quarter distribution	7 March 2006
Date on which the December quarter distribution is payable	23 March 2006

Distribution Reinvestment Programme
The Distribution Reinvestment Programme does not currently apply.

(1) Please note that the share of net profits from associates has been excluded from Revenues from ordinary activities.

NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	$3.16	$3.02

Control gained or lost over entities during period

Name of entity (or group of entities)	
Date of gain or loss of control	

Interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'm	Previous corresponding period - $A'm
Roma Street Trust	50%	50%	11.5	9.1
Erina Property Trust	50%	50%	7.5	24.5
Horton Trust	50%	50%	1.7	4.9
Darling Park Trust	50%	50%	25.3	16.5
Darling Park Property Trust	50%	50%	23.0	10.5
2 Park Street Trust	50%	50%	47.8	20.1
161 Sussex Street Pty Ltd	40%	40%	0.8	0.5
1 Farrer Place Trust	50%	50%	35.4	12.2
Lend Lease GPT (Rouse Hill) Pty Limited	49%	49%	0.3	-
Lend Lease (Twin Water) Pty Limited	49%	49%	2.4	1.2
BGP Investment S.a.r.l	50%	0%	22.5	-
Babcock & Brown GPT REIT Inc.			0.9	-
Total			179.0	99.5

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$ m	Previous corresponding period - A$ m
Share of net profit (loss) of associates and joint ventures entities.	179.0	99.5

To be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period – A$ m	Previous corresponding period - A$ m
1.1	Revenues from ordinary activities *(see items 1.16 -1.18)*	1,183.1	1,256.5
1.2	Expenses from ordinary activities (*see items 1.19 & 1.20)*	(434.6)	(203.8)
1.3	Borrowing costs	(361.1)	(1,152.2)
1.4	Share of net profits (losses) of associates and joint venture entities	179.0	99.5
1.5	**Profit (loss) from ordinary activities before tax**	**566.4**	-
1.6	Income tax on ordinary activities *(see note 4)*	(0.4)	-
1.7	**Profit (loss) from ordinary activities after tax**	**566.8**	-
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**566.8**	-
1.10	Net profit (loss) attributable to other stapled entities	(22.2)	-
1.11	**Net profit (loss) for the period attributable to equity holders**	**589.0**	-

Earnings per security (EPS)		Current period	Previous corresponding period
1.12	Basic and diluted earnings per equity holder of the Trust	29.2c	N/A
	Basic and diluted earnings per equity holder of the Trust before financing costs attributable to GPT unit holders	39.4c	50.3c

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – A$ m	Previous corresponding period - A$ m
1.13	Profit (loss) from ordinary activities after tax (*item 1.7*)	566.8	-
1.14	Less (plus) profit attributable to other stapled entities	(22.2)	-
1.15	**Profit (loss) from ordinary activities after tax, attributable to equity holders**	**589.0**	**-**

Revenue and expenses from ordinary activities

		Current period – A$ m	Previous corresponding period - A$ m
1.16	Revenue from sales or services		
1.17	Interest revenue	21.3	11.4
1.18	Other relevant revenue		
	Rent	689.5	646.9
	Share of net profits from associates	179.0	99.5
	Revenue from hotel operations	125.7	-
	Proceeds on disposal of properties	10.0	0.9
	Fair value adjustments to investment properties	336.6	597.3
	Other income	-	-
1.19	Details of relevant expenses		
	Rates, taxes & other property outgoings	160.5	146.4
	Repairs and maintenance	17.4	11.0
	Provision for doubtful debts	0.5	0.1
	Audit and accounting fees	1.3	0.8
	Borrowing costs:		
	- to financial institutions	155.6	142.8
	- to security holders	205.5	1,009.4
	Net gain on re-measurement of derivatives to fair value	(8.4)	(3.8)
	Net receipt on derivatives	(7.5)	(8.5)
	Net exchange loss on foreign currency borrowings	9.8	-
	Responsible Entity's fee	15.4	35.5
	Management and other administrative costs	12.2	-
	Impairment of investments	63.7	-
	Expenses from hotel operations	94.5	-
	Other	5.7	5.8
	Costs Associated with merger proposals	62.3	16.5
1.20	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	7.2	-

Capitalised outlays		
1.21 Interest costs capitalised in asset values	23.5	20.3
1.22 Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

Consolidated retained profits

	Current period – A$ m	Previous corresponding period - A$ m
1.23 Retained profits (accumulated losses) at the beginning of the financial period	-	-
1.24 Transfer from net assets attributable to security holders	1,566.5	-
1.25 Net profit for the year	189.7	-
1.26 Transfer from asset revaluation reserve	-	-
1.27 Dividends and other equity distributions paid or payable	-	-
1.28 Retained profits (accumulated losses) at end of financial period ***(see items 4.24 & 4.28)***	**1,756.2**	**-**

Intangible and extraordinary items

	Consolidated - current period			
	Before tax A$ m (a)	Related tax A$ m (b)	Related outside +equity interests A$ m (c)	Amount (after tax) attributable to members A$ m (d)
2.1 Amortisation of goodwill				
2.2 Amortisation of other intangibles	(0.5)	-	-	(0.5)
2.3 Total amortisation of intangibles	(0.5)	N/A	N/A	(0.5)
2.4 Extraordinary items (details)				
2.5 Total extraordinary items	N/A	N/A	N/A	N/A

Comparison of half year profits

		Current period – A$ m	Previous year – A$ m
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to equity holders reported for the *1st* half year (item 1.22 in the half yearly report)	66.2	-
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to equity holders for the *2nd* half year	500.6	-

	Condensed consolidated statement of financial position	At end of current period A$ m	As shown in last annual report A$ m
	Current assets		
4.1	Cash	93.7	50.9
4.2	Receivables	136.5	58.9
4.3	Other (provide details if material)	49.5	15.9
4.4	**Total current assets**	**279.7**	**125.7**
	Non-current assets		
4.5	Investments (equity accounted)	1,456.7	1,215.0
4.6	Intangible assets	35.6	-
4.7	Tax assets	7.4	-
4.8	Other investments	8,652.3	7,758.7
4.9	**Total non-current assets**	**10,152.0**	**8,973.7**
4.10	**Total assets**	**10,431.7**	**9,099.4**
	Current liabilities		
4.11	Payables	248.0	192.1
4.12	Interest bearing liabilities	1,588.6	1,068.0
4.13	Provisions exc. tax liabilities	178.4	139.5
4.14	**Total current liabilities**	**2,015.0**	**1,399.6**
	Non-current liabilities		
4.15	Interest bearing liabilities	2,039.6	1,625.3
4.16	Provisions	3.6	-
4.17	Tax liabilities	0.2	-
4.18	**Total non-current liabilities**	**2,043.4**	**1,625.3**
4.19	**Total liabilities**	**4,058.4**	**3,024.9**
4.20	**Net assets attributable to security holders**	-	**6,074.5**
4.21	**Net assets**	**6,373.3**	-
	Equity		
4.22	Capital/contributed equity	4,296.0	-
4.23	Reserves	16.2	-
4.24	Retained profits (accumulated losses)	1,778.4	-
4.25	**Equity attributable to the equity holders of the parent entity**	**6,090.6**	-
4.26	Capital/contributed equity	302.5	
4.27	Reserves	2.4	
4.28	Retained profits (accumulated losses)	(22.2)	
4.29	**Equity attributable to equity holders of other entities stapled to GPT**	**282.7**	-
4.30	**Total equity**	**6,373.3**	-
4.31	Preference capital included as part of items 4.22 & 4.26	-	-

Condensed consolidated statement of cash flows

		Current period A$ m	Previous corresponding period - A$ m
	Cash flows related to operating activities		
5.1	Receipts from customers	796.5	690.0
5.2	Payments to suppliers and employees	(422.6)	(276.2)
5.3	Distributions received from associates	119.4	90.9
5.4	Interest and other items of similar nature received	22.4	9.4
5.5	Net receipts from derivatives	7.5	8.5
5.6	Interest and other costs of finance paid	(172.3)	(132.5)
5.7	**Net operating cash flows**	**350.9**	**390.1**
	Cash flows related to investing activities		
5.8	Payment for purchases of property, plant and equipment	(583.2)	(748.5)
5.9	Proceeds from sale of property, plant and equipment	674.5	95.1
5.10	(Increase) in other financial assets	(849.1)	(65.7)
5.11	**Net investing cash flows**	**(757.8)**	**(719.1)**
	Cash flows related to financing activities		
5.12	Proceeds from borrowings	921.6	771.9
5.13	Repayment of borrowings		
5.14	Dividends paid	(471.9)	(436.0)
5.15	**Net financing cash flows**	**449.7**	**335.9**
5.16	**Net increase (decrease) in cash held**	**42.8**	**6.9**
5.17	Cash at beginning of period *(see Reconciliation of cash)*	50.9	44.0
5.18	Exchange rate adjustments		
5.19	**Cash at end of period** *(see Reconciliation of cash)*	93.7	50.9

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period A$ m	Previous corresponding period - A$ m
6.1	Cash on hand and at bank	76.4	29.2
6.2	Deposits at call	17.3	21.7
6.3	Bank overdraft		
6.4	Other (provide details)		
6.5	**Total cash at end of period** *(item 5.18)*	**93.7**	**50.9**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
7.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	47.9%	∞%
7.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax (*item 1.09*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.30*)	8.9%	∞%

Dividends (in the case of a trust, distributions)

8.1	Date the dividend (distribution) is payable	23 March 2006
8.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	7 March 2006

Amount per security

		Amount per security	Franked amount per security at % tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
9.1	**Final dividend:** Current year (Dec qtr)	6.6c	N/A	N/A
9.2	Previous year	11.1c	N/A	N/A
	(Half yearly and preliminary final reports)			
9.3	**Interim dividend:** Current year (9 mths)	17.8c	N/A	N/A
9.4	Previous year	10.9c	N/A	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
10.1 +Ordinary securities	24.4c	22.0c
10.2 Preference securities	N/A	N/A

Issued and quoted securities at end of current period

Category of +securities	Total number	Number quoted	Issue price per security	Amount paid up per security
+Ordinary securities	2,016,716,610	2,016,716,610	N/A	N/A

Compliance statement

1 This report has been prepared in accordance with Australian equivalents to IFRS (AIFRS), AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: .... (~~Director~~/Company Secretary) Date: 23/2/06

Print name: James Anthony Coyne


RECEIVED

The GPT Group

Annual Financial Report of General Property Trust
31 December 2005

Contents

This financial report includes separate financial statements for General Property Trust as an individual entity (the 'Trust') and the consolidated entity consisting of General Property Trust and its controlled entities, including GPT Management Holdings Limited and its subsidiaries, together referred to as the GPT Group ('GPT'). The financial report is presented in the Australian currency.

General Property Trust is a registered scheme, registered and domiciled in Australia. GPT Management Holdings Limited is a company limited by shares, incorporated and domiciled in Australia.

GPT RE Limited is the Responsible Entity of General Property Trust. GPT RE Limited is a wholly owned subsidiary of GPT Management Holdings Limited.

Their registered office and principal place of business is:

The GPT Group
MLC Centre
Level 52
19 Martin Place
Sydney NSW 2000

A description of the nature of the consolidated entity's operations and its principal activities is included in the review of operations and activities on page 1 in the Directors' Report, which is not part of this financial report.

The financial report was authorised for issue by the directors on 23 February 2006. The Trust has the power to amend and re-issue the financial report.

Through our internet site, we have ensured that our corporate reporting is timely, complete and available globally at minimum cost to the Trust. All press releases, financial reports and other information are available on our website: www.gpt.com.au.

Directors' Report

For the year ended 31 December 2005

The Directors of GPT RE Limited, the Responsible Entity of General Property Trust, present their report together with the financial report of General Property Trust for the financial year ended 31 December 2005 and the Audit Report thereon.

Directors

The Directors of GPT Management Holdings Limited and GPT RE Limited, the responsible entity of General Property Trust ('the Responsible Entity'), at any time during or since the end of the financial year are:

Peter Joseph (Chairman)*
Malcolm Latham*
Ian Martin (appointed 2 June 2005)
Brian Norris*
Eric Goodwin*
Nic Lyons (appointed 2 June 2005)
Ken Moss*
Elizabeth Nosworthy*

* These persons were also Directors of GPT Management Limited (now called Lend Lease Funds Management Limited), the Responsible Entity of General Property Trust until GPT RE Limited replaced GPT Management Limited on 6 June 2005.

Principal Activities

The principal activities of General Property Trust (GPT) during the financial year were:

- investment in income producing retail, commercial, hotel, industrial, and office park properties;
- development of retail, commercial, industrial and office park properties;
- residential property development;
- property trust management;
- property management; and
- hotel management.

GPT operates in Australia, Europe and the United States of America.

There has been no other significant change in the nature of the activities of GPT during the year.

Review of Operations and Changes in the State of Affairs

First Financial Report under the Australian equivalents to International Financial Reporting Standards (AIFRSs)
This financial report is the first GPT full year financial report to be prepared in accordance with AIFRSs. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements. When preparing the GPT financial report for the year ended 31 December 2005, management has amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with AIFRS. The comparative figures were restated to reflect these adjustments. Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on GPT's equity and net profit are set out in Note 34.

Financial Results
On the implementation of AIFRS, securityholder interests were required to be accounted for as liabilities. Following a change in the constitution on 2 June 2005, securityholder interests are now classified as equity. As a consequence, amounts accruing to securityholders until 2 June 2005 were accounted for as finance costs. Since 2 June 2005, amounts accruing to securityholders are accounted for as profit or movements in reserves. Therefore, the total amount accruing to securityholders recognised in the Income Statement for the year ended 31 December 2005 is $566.8 million. This comprises profit after tax of $772.3 million and finance costs of $205.5 million. The year ended 31 December 2004 comprised entirely of finance costs of $1,009.4 million.

	2005	2004
	$M	$M
Profit after tax for the stapled entity	**566.8**	-
Finance cost/distribution paid and payable	**492.1**	443.6
Finance cost/distribution per security	**24.4**	22.0

Review of Operations and Changes in the State of Affairs (continued)

The GPT Group (GPT)

Following unitholders approval on 2 June 2005, a stapled entity (the GPT Group (GPT)) was formed on 6 June 2005 by stapling together the units in General Property Trust (the Trust) to the shares in GPT Management Holdings Limited (the Company). The Trust and the Company entered into the Stapling Deed (on 2 June 2005) which sets out the terms of the relationship between the entities with respect to the stapled securities. The Stapling Deed ensures that the entities must operate on a co-operative basis for the benefit of holders of Stapled Securities as a whole. The consolidated results reflect the performance of the Trust and its subsidiaries from 1 January 2005 and the addition of the Company and its subsidiaries from the date of consolidation, 2 June 2005 to 31 December 2005.

In conjunction with the stapling, the Company acquired GPT RE Limited to act as the responsible entity of the Trust, following GPT Management Limited being replaced by GPT RE Limited as the responsible entity of the Trust.

Summary of other financial highlights
- distribution per security increased by 11% to 24.4 cents;
- total assets increased by 4% to $10,431.7 million;
- net tangible assets per security increased by 5% to $3.16; and
- gearing ratio at 34.8%

Operational highlights
The profit result was underpinned by growth in all of GPT's divisions driven by strong leasing results from the commercial, industrial and retail properties and the benefits of recent acquisitions and developments. GPT has again delivered on its strategy, delivering on recent Explanatory Memorandum forecasts whilst maintaining a strong balance sheet and cost savings achieved with the recent internalisation.

Retail portfolio
During the year, GPT acquired Homemaker City Fortitude Valley Stage 3, in Queensland. In addition, Homemaker City Underwood, a parcel of surplus land at Macarthur Square and a surplus property in Little Lonsdale Street at Melbourne were divested. On 1 July 2005, GPT divested its 50% interest in Penrith Plaza and Woden Plaza for $352.4 million and $242.4 million respectively.

Babcock & Brown joint venture
On 30 June 2005, GPT invested into BGP Investment S.a.r.l, a joint venture with Babcock & Brown Limited. The joint venture seeks to identify and invest in real estate opportunities which offer superior risk adjusted returns and establish and manage third party funds. GPT made an initial contribution of $439.4 million and subsequent contributions of $221.9 million and $100.7 million to bring the total invested to date to $762.0 million. GPT has made a further investment in Babcock & Brown GPT REIT Inc of $110.2 million acquiring a group of 6 shopping centres in the United States of America.

Commercial portfolio
In April 2004, GPT purchased the Darling Park 3 leasehold and entered into a development agreement with Lend Lease Development to develop the 29,800 sqm final tower of the Darling Park complex. The tower reached Practical Completion in December 2005 and is 85% leased to Marsh Mercer and Rabobank.

Industrial portfolio
Construction commenced in August 2005 on the $100 million Coles Myer National Distribution centre (GPT's share: $50 million) and the $20 million Labelmakers facility (GPT share: $10m) at the Austrak Business Park, Somerton. Labelmakers is due for completion in the first quarter of 2006 and Coles Myer in early 2007.

Hotel portfolio
Consistent with the original acquisition structure, GPT acquired Brampton and Lizard Islands from Voyages Hotels and Resorts Pty Ltd in June 2005 and Voyages repaid its acquisition loan to GPT. In addition, GPT acquired El Questro Resort in Western Australia for $17.4 million in July 2005. El Questro maintains GPT's strong presence in the eco tourism market.

Masterplanning division
A Masterplan Development Application was approved in March 2004 for the Rouse Hill Regional Centre. Construction on the town centre component is expected to commence in early 2006 and is programmed for completion late 2007/early 2008.

Finance Costs and Distributions

The Responsible Entity of the Trust has determined the payment of finance costs and distributions for the year ended 31 December 2005 of 24.4 cents per security (Dec 2004: 22.0 cents).

State of Affairs

In the opinion of the Directors there were no significant changes in the state of affairs of GPT that occurred during the financial year under review other than those detailed above.

Likely developments and expected results of operations

Further information on likely developments in the operation of the GPT Group and the expected results of those operations have not been included in this report as it would be likely to result in unreasonable prejudice to the GPT Group.

Review of Operations and Changes in the State of Affairs (continued)

Environmental Regulation

The Directors are satisfied that there are no significant issues that currently have an impact on the Company.

Events Subsequent to Balance Date

The directors are not aware of any matter or circumstance occurring since the end of the financial year not otherwise dealt with in this report or accounts that has significantly or may significantly affect the operations of GPT, the results of their operations or the state of affairs of GPT in subsequent financial years. In making this statement in respect of events subsequent to balance date the conflicted directors have relied upon assurances provided by non conflicted directors.

Information about the Trust

There has not been any movement in the number of securities on issue during the year (2004: 67,000,000) with securities on issue at year end at 2,016,716,610 (2004: 2,016,716,610).

The value of the Trusts assets as at 31 December 2005 is $10,431.7 million (2004: $9,099.4 million) derived on the basis set out in note 1 to the financial statements.

Fees paid to the Responsible Entity during the financial year are disclosed in note 4.



Directors' Report

For the year ended 31 December 2005

Information on Directors

Peter Joseph OAM, B Comm, MBA, FAICD (Chairman)
Mr Joseph is a career investment banker and an experienced company director who has had a close involvement with the BT Financial Group for 30 years. Mr Joseph was a Director of the responsible entities of a number of BT funds including some of the BT property trusts. Mr Joseph was also a Director of the Peter Kurts Properties Group for 12 years. Mr Joseph is currently the Chairman of Dominion Mining Limited. Mr Joseph is also Chairman of the St James Ethics Centre and the Black Dog Institute and, until September 2004, was Chairman of the St Vincent's and Mater Hospitals in Sydney. In 2000, Mr Joseph was awarded a Medal in the Order of Australia. Mr Joseph holds a Bachelor of Commerce degree and a Masters degree in Business Administration. Mr Joseph is a fellow of the Australian Institute of Company Directors. Mr Joseph is a member of the Nomination and Remuneration Committee.

Eric Goodwin B.E. MIE Aust CP Eng
Mr Goodwin is a Non-Executive Director of Eureka Funds Management Limited, Lend Lease Global Properties SICAF, Diversified Utilities and Energy Trust and AMPCI Macquarie Infrastructure Management No 2 Limited. Mr Goodwin joined Lend Lease in 1963 as a cadet engineer and during his 42 year career with Lend Lease held a number of senior executive and subsidiary board positions in the Australian operation and he was the inaugural manager of the group's Asian operations in 1973. Mr Goodwin has extensive experience in design, construction and project management, and his experience includes fund management of the MLC Property Portfolio during the 1980's and he was the founding Fund Manager of the Australian Prime Property Fund. Mr Goodwin is a member of the Audit and Risk Management Committee.

Malcolm Latham AM B.Arch, Dip TP
Mr Latham is currently a director of the Hornery Institute which undertakes projects in several states, skilling people for work and helping communities improve the places in which they live and work. Prior to this Mr Latham was Chairman of the South Sydney Development Corporation and Chairman of a joint venture for the redevelopment of the Auckland Harbour waterfront. He has extensive international experience in urban development. Mr Latham holds degrees in Architecture and Urban Planning and was awarded the Order of Australia in 1990 for his work as Executive Chairman of the National Capital Development Commission, Canberra. Prior to joining the GPT Board, Mr Latham was a senior executive in Lend Lease Corporation. Mr Latham is a member of the Nomination and Remuneration Committee.

Ken Moss B.E. (Hons), PhD, Hon FIEAust, CPEng, FAICD
Dr Moss is a Non-Executive Director of Adsteam Marine Limited and a Director of Macquarie Capital Alliance Group. Dr Moss is Chairman of Boral Limited and Centennial Coal Company Limited and is a board member of the Australian Maritime Safety Authority. Prior to August 2000, Dr Moss was Managing Director of Howard Smith Limited. Dr Moss is the Chairman of the Audit and Risk Management Committee.

Brian Norris B Ec, LLB
Mr Norris is currently a director of Lend Lease Global Properties SICAF, Chairman of Lend Lease Real Estate Investments Ltd, Asia Pacific Investment Company Ltd and Asia Pacific Investment Company No. 2 Ltd. Mr Norris has had a long association with the Lend Lease group, including assisting in the establishment and development of Australian, US and Asian-based property investment funds. Mr Norris is a Fellow of the Institute of Chartered Accountants and holds a degree from the University of Sydney. He previously was a director of a chartered accounting firm specialising in revenue law. Mr Norris is a member of the Audit and Risk Management Committee.

Elizabeth Nosworthy AO, BA, LLB, LLM
Ms Nosworthy is currently Deputy Chairman of Babcock & Brown Limited and the Chairman of Commander Communications Limited and Stanwell Corporation Limited. Ms Nosworthy is a Director of Ventracor Limited and is an Adjunct Professor of Law at the University of Queensland and a Council Member of the National Gallery of Australia. Previously, Ms Nosworthy was a commercial partner in a national law firm where she specialised in financing work including infrastructure financing. Ms Nosworthy is a Fellow of the Australian Institute of Company Directors and has held a wide range of directorships in both the private and the public sectors. Ms Nosworthy is a member of the Audit and Risk Management Committee.

Ian Martin B Ec (Hons), FAICD
Mr Martin is currently a Non-Executive Director of Babcock & Brown Limited, Argo Investments Limited and St Vincent's, and Mater Health Sydney Limited. Mr Martin is a former Chief Executive Officer of the BT Financial Group and Global Head of Investment Management and member of the Management Committee of Bankers Trust Corporation. Mr Martin spent eight years as an economist with the Australian Treasury, Canberra, and was the inaugural Chairman of the Investment and Financial Services Association. Mr Martin is the Chairman of the Nomination and Remuneration Committee.

Nic Lyons B Comm
Mr Lyons was appointed CEO of GPT in October 2000 and has more than 25 years experience in the property and property funds management industries in Australia and overseas. His long career in the property industry has included roles with entities such as ING, where he was General Manager of Listed Property Trusts, and Lend Lease Real Estate Investments where he was CEO – Real Estate Investments. Mr Lyons is a member of the Nomination and Remuneration Committee.

Company Secretary - James Coyne BA, LLB (Hons)
Mr Coyne was appointed the General Counsel/Company Secretary of GPT in 2004. Prior to this Mr Coyne held various roles at Lend Lease initially with the construction, infrastructure and development groups before moving on to the Real Estate Investments Group in 2000, where he held Senior Legal and Company Secretarial roles in both the listed and unlisted sectors.

Changes to the Board following Internalisation of GPT

In the period between 1 January 2005 and 6 June 2005, GPT Management Limited (GPTML) was the responsible entity of the Trust. GPTML (now called Lend Lease Funds Management Limited) is a subsidiary of Lend Lease Corporation. The Board of GPTML during this period comprised Peter Joseph (Chairman), Eric Goodwin, Malcolm Latham, Ken Moss, Brian Norris and Elizabeth Nosworthy. Following the decision of unitholders to internalise management of the Trust, replacing GPTML with GPTRE, the Board of GPTRE was constituted with the Board of GPTML. Ian Martin and Nic Lyons also joined the Board at this time.

The Board comprised of its Independent Directors prior to Internalisation of GPT

On 8 November 2004, the Board of GPTML was advised of a proposal from Stockland Corporation and Stockland Trust to acquire all of the units in GPT (Stockland Offer). For the purposes of evaluating the Stockland Offer on behalf of GPT Unitholders, the Board of GPTML initially comprised the Independent Directors: Peter Joseph (Chairman), Malcolm Latham, Ken Moss and Elizabeth Nosworthy.

In January 2005, the Board of GPTML commenced discussions with Babcock and Brown Limited with a view to entering into a joint venture to pursue a broad range of property-related investments (Joint Venture). These discussions culminated in a package of proposals that included the internalisation of the Trust by replacing GPTML with a new company owned by the unitholders in the Trust (Internalisation Proposal). At this time, Elizabeth Nosworthy declared a conflict of interest and stood aside. From this time until the meeting of unitholders on 2 June 2005, Peter Joseph (Chairman), Malcolm Latham and Ken Moss comprised the Board of Independent Directors for the purpose of the Board's consideration of the Stockland Offer and the Internalisation Proposal.

During the period between 1 January 2005 and 2 June 2005, the Board, comprised of its Independent Directors, met on seventeen occasions in connection with the Stockland Offer and the Internalisation Proposal.

	Board		Audit and Risk Management Committee		Nomination and Remuneration Committee	
	Meetings Attended	Meetings Held^	Meetings Attended	Meetings Held^	Meetings Attended	Meetings Held^
Peter Joseph [1]	14	14#	3	3	3	3
Eric Goodwin[2]	14	14	2	2	NA	NA
Malcolm Latham	13	14#	NA	NA	3	3
Nic Lyons [3]	5	5	NA	NA	3	3
Ian Martin [4]	5	5	NA	NA	3	3
Ken Moss	14	14#	5	5	NA	NA
Brian Norris	14	14	5	5	NA	NA
Elizabeth Nosworthy	13	14	5	5	NA	NA

^ Includes meetings of the Board and Committees of GPTML (as previous responsible entity of the Trust) in the period between 1 January 2005 and 6 June 2005 and meetings of the Board and Committees of GPTRE/GPTMHL in the period between 6 June 2005 and 31 December 2005.

\# Not including meetings of the Board of GPTML comprised of its Independent Directors.

1 Peter Joseph stepped down as a member of the Audit and Risk Management Committee on 16 September 2005. Prior to 15 September 2005 Mr Joseph was Chairman of the Nomination and Remuneration Committee.

2 Eric Goodwin was appointed as a member of the Audit and Risk Management Committee on 16 September 2005.

3 Nic Lyons was appointed as an Executive Director effective on 2 June 2005 and as a member of the Nomination and Remuneration Committee on 16 September 2005.

4 Ian Martin was appointed as a Non-Executive Director effective on 2 June 2005 and Chairman of the Nomination and Remuneration Committee on 16 September 2005.

Directors' Report

For the year ended 31 December 2005

Directorships of Other Listed Companies and Directors Interests in GPT

The following table shows for each Director:

1 All directorships of other entities that were listed on the Australian Stock Exchange, other than GPT since 31 December 2002 and the period for which each directorship has been held.

2 Interests held in GPT as at the commencement of the period and at the end of the period.

Director	Directorship of Listed Entity	Period held	Interests in GPT at beginning of the period	Interests in GPT at end of the period
Peter Joseph	Dominion Mining Limited	1980 to present	50,000	50,000
Eric Goodwin	Diversified Utilities and Energy Trust	NA	Nil	10,000
Malcolm Latham	Nil	NA	13,195	13,195
Nic Lyons	Nil	NA	Nil	50,000
Ian Martin	Babcock & Brown Limited Argo Investments Limited	2004 to present 2004 to present	Nil	50,000
Ken Moss	Adsteam Marine Limited Macquarie Capital Alliance Group (including Macquarie Capital Alliance Limited, Macquarie Capital Alliance Management Limited and Macquarie Capital Alliance Bermuda Limited Boral Limited Centennial Coal Company Limited National Australia Bank Limited	2001 to present 2005 to present 1999 to present 2000 to present 2000 to 2004.	25,000	25,000
Brian Norris	Nil	NA	4,097	4,097
Elizabeth Nosworthy	Babcock & Brown Limited Commander Communications Limited Stanwell Corporation Limited Ventracor Limited Prime Infrastucture Management Limited David Jones Limited Queensland Treasury Corporation	2004 to present 2003 to present 2001 to present 2002 to present 2002 to 2004 1995 to 2003 1991 to 2003	5,000	5,000

Remuneration Report

The Directors of GPT present the Remuneration Report for GPT and its consolidated entities prepared in accordance with Section 300A of the Corporations Act 2001 for the year ended 31 December 2005.

Background

Following Unitholder approval on 2 June 2005, the General Property Trust (the 'Trust') internalised its management and GPT RE Limited replaced GPT Management Limited (now Lend Lease Funds Management Limited (LLFM)) as Responsible Entity of the Trust on 6 June 2005. Prior to that date Lend Lease Corporation Limited (Lend Lease) set the applicable remuneration policies and paid all the directors, executives and employees of the responsible entity of the Trust.

This report sets out the remuneration policies that apply to all employees of the GPT Group that have been adopted by the Board following GPT's internalisation, unless otherwise indicated. Disclosure is also made in respect of GPT prior to its internalisation when the Trust was managed by GPTML. As a consequence, the specific remuneration details set out in this report comprise:

1. Amounts paid by Lend Lease in respect of the period when GPTML was the Responsible Entity of the Trust.
2. Amounts paid by GPT following the internalisation of management.

The specific remuneration arrangements described in this report apply to the Chief Executive Officer and the key management personnel as defined in AASB 124 and to the five named executives as defined in section 300A of the Corporations Act. The composition of the group of key management personnel changed during the year following the internalisation of GPT when a number of executives engaged by Lend Lease became key management personnel of GPT.

The Nomination And Remuneration Committee:

GPT's Nomination and Remuneration Committee is responsible for:

1. Reviewing and making recommendations to the Board on the compensation policies (including performance and incentive schemes) applicable to GPT employees.
2. Reviewing the Chief Executive Officer's performance and remuneration annually, and making recommendations to the Board thereon.
3. Making recommendations to the Board on remuneration policies and packages applicable to Board members.

Further information about the role and responsibility of the Committee is set out in its Charter. The Charter is available on GPT's website (www.gpt.com.au). Details concerning the membership of the Committee and attendance at its meetings are set out earlier in this report.

The Chief Executive Officer in turn reviews the performance and compensation of the Senior Executives and makes recommendations on these to the Committee. The Chief Executive Officer's recommendations recognise the differing responsibilities and skills of executives as well as different market influences that may affect their total compensation packages. If endorsed by the Committee, the total compensation packages for these executives are recommended to the Board for approval.

Since 2 June 2005, the Board, through the Nomination and Remuneration Committee, has been reviewing GPT's policies and practices in relation to its compensation framework. The aim has been to create a remuneration system that:

- Is transparent
- Is fair and market competitive
- Encourages superior performance by aligning rewards with the interests of all stakeholders
- Attracts, motivates, retains and rewards talented and skilled directors, executives and employees
- Rewards employees who demonstrate the core values and culture of GPT.

Remuneration Report (continued)

Remuneration - Executives

GPT's Compensation Policy

GPT's compensation framework is designed to:

- Satisfy the interests of all stakeholders by aligning remuneration with the achievement of strategic objectives – including the achievement of superior returns for Securityholders.
- Attract, align, retain and motivate superior talent at all levels by adequately rewarding contribution to value creation and the execution of GPT's business strategy.

GPT's Compensation Strategy

GPT aims to pay market competitive Total Compensation packages made up of the following components:

- Base salary (fixed) – This includes cash, superannuation, leave loading, other salary sacrifice items and fringe benefits tax (FBT), and is generally positioned at market median against comparable industry peers on the basis of annual benchmarking. Base salaries are reviewed annually, although they may also be reviewed on promotion.
- Short Term Incentives (variable) – Opportunities for short-term incentives are expressed as a percentage of Base salary and determined by annual performance against agreed financial and non-financial key performance indicators (KPI's).
- Long Term Incentives – (variable) – Opportunities for long-term incentives are determined by performance against KPI's and measured over three years.

Individuals can receive Total Compensation in the top quartile of the market in a particular year only if various financial and non-financial KPI's are achieved in their Short and Long Term Incentives.

For the Chief Executive Officer and other key management personnel the variable component of this mix is greater than at other levels of the business. The following chart shows percentage mix of the fixed and variable components of Total Compensation for the Chief Executive Officer and other key management personnel (assuming target performance is met and assuming that Securityholders approve the Long Term Incentive Scheme for GPT at the Annual General Meeting to be held on 18 April 2006).

	Fixed Remuneration	Performance based Remuneration	
		STI	LTI
Nic Lyons Chief Executive Officer	44 %	22 %	34 %
Michael O'Brien Chief Operating Officer	50 %	25 %	25 %
Kieran Pryke Chief Financial Officer	50 %	25 %	25 %
Neil Tobin General Manager Joint Venture	53 %	26 %	21 %
Mark Fookes General Manager Retail	53 %	26 %	21 %
Bruce Morris Portfolio Manager Hotels	53 %	26 %	21 %
James Coyne General Counsel/Company Secretary	56 %	22 %	22 %

External Benchmarking of Total Compensation

In this context, the Nomination and Remuneration Committee is mindful to ensure that market data used to set executive remuneration considers GPT's competitors in the LPT sector as well as GPT's peers on the ASX 200, with the greatest weighting being applied to LPT's sector based comparisons.

For guidance, the Nomination and Remuneration Committee and various business-based executives draw on the following data to benchmark pay:

- Specific external benchmarking conducted by expert, external advisors. The Nomination & Remuneration Committee has appointed Godfrey Remuneration Group Pty Limited to assist in this regard.
- Information available in published job matched surveys of industry peers including the Avdiev Property Industry Remuneration Report and the Hamilton Partners Remuneration Survey.
- Commissioned surveys to supplement the published information.

Remuneration Report (continued)

Performance Measures

Performance is evaluated against both financial and non-financial KPI's.

Performance against financial KPI's is a key driver of reward outcomes in both Short Term and Long Term Incentives. Financial KPI's that apply may be a mixture of:

- Financial performance of GPT as a whole against predetermined targets and its industry peers.
- Financial performance of the individual's portfolio, division, or business unit.

For the Chief Executive Officer and other key management personnel, the proportion of their Short Term and Long Term Incentive potential that is weighted towards financial KPI's is high (for the CEO - 80% of the Short Term Incentive potential and 100% of the Long Term Incentive potential).

For Short Term Incentives there is also a weighting to non-financial measures that vary between positions but include matters such as achieving strategic outcomes, operational improvement, performance enhancement and personal & staff development. The Board believes that these performance measures best align executive reward with that of consistently superior Securityholder returns and the promotion of GPT's values and culture.

GPT's Performance Management System

A uniform performance management system is used across the GPT Group which provides all employees with clear financial and personal performance objectives. Although the performance criteria are different for each executive, the principles are similar and involve assessment of performance across the following areas:

- Financial (in relation to the individual's business unit and the Group) – achievement of earnings, return on equity and other relevant financial targets;
- Personal – achievement of personal objectives related to specific non-financial business targets such as achieving strategic outcomes, operational improvement and performance enhancement and personal & staff development; and
- Values – achievement of performance consistent with the GPT Values ingrained as part of the GPT Group Culture. Failure to perform consistently with Group Values will remove eligibility for bonus.

To ensure that the appropriate performance objectives are being set and that there is an alignment of effort with key deliverables of the GPT Group's business strategy, the Chief Executive Officer's performance objectives are set by the Board annually and from there are cascaded into the businesses via the performance objectives of all executives and employees.

Short Term Incentives (STIs)(variable component)

A potential STI, calculated as percentage of base salary, is available to all executives. The potential STI is, in turn, allocated between financial and personal goals. The STI percentage, and its allocation between financial and personal goals depends upon each executive's ability to determine particular outcomes of the Group's objectives as well as the executive's seniority and accountability.

The actual STI award for an executive is determined by assessment of the executive's performance against specific objectives. The executive's performance is assessed relative to various measurement levels (threshold, target and stretch in the case of financial goals). Expressed as a percentage of the executive's base salary, their STI potential may range from 0% to 100% for stretch performance. No STI award is made for a particular goal if performance falls below a minimum threshold level of performance. For Senior Executives in FY06, no STI award will be available should the target level of performance – which equals delivery of the earnings for the Group as set out in the 2 May 2005 Explanatory Memorandum – not be achieved.

Once an entitlement is calculated, the award may be received in a number of ways:

- Cash
- Salary sacrificed to superannuation
- Securities issued under GPT's Securities Employee Incentive Scheme (discussed in more detail below).

The table on page 17 shows STI payments made for the financial year ended 31 December 2005 to the Chief Executive Officer and other key management personnel. Amounts shown are broken down to show amounts paid by Lend Lease and amounts paid by GPT.

Remuneration Report (continued)

Long Term Incentives (LTIs) (variable component)

Subject to Securityholder approval at the Annual General Meeting to be held on 18 April 2006, the Board intends implementing a long term incentive (LTI) scheme for Senior Executives under the GPT Employee Incentive Scheme. The GPT Employee Incentive Scheme is discussed in more detail on page 11.

The LTI scheme is designed to:

- Provide Senior Executives with a long-term incentive to create value for Securityholders, thereby aligning their interests more closely
- Provide a means through which Senior Executives can participate, over the longer term, in the ongoing success of GPT
- Assist in the attraction and retention of key Senior Executives.

The Fringe Benefits Tax concessional provisions that would be applicable if shares in the company component of GPT were acquired as part of an employee share scheme, do not apply to the acquisition of units in the trust component of GPT. This means that, unlike most companies, a fringe benefits tax liability would arise for GPT if GPT Securities were provided to GPT employees as part of an employee incentive scheme. In this regard, GPT is in the same position as other stapled entities that comprise shares in a company and units in a trust. GPT's advice was that as consequence of this, a plan involving loans to acquire GPT Securities would be required.

It is proposed that GPT's LTI scheme will include a loan to enable nominated employees to acquire GPT Securities under GPT's Employee Incentive Scheme. The Board, on the recommendation of the Nomination and Remuneration Committee, will determine those Senior Executives eligible to participate in the LTI Scheme and, for each participating executive, their potential LTI and loan amount, calculated by reference to a percentage of their base salary. Subject to performance over a 3 year period, the LTI award will be applied against the outstanding loan (after deductions for FBT). The performance measures that will give rise to a LTI award will be determined annually and will be disclosed in GPT's remuneration report to the fullest extent possible.

The loan will be of no fixed term. After deducting amounts for tax on the employee's income, distributions on the GPT Securities will be applied against the loan. The loan will not be interest free. Interest will be calculated at GPT's funding cost. While the loan remains outstanding, the GPT Securities will be held subject to a holding lock and will not be able to be transferred or otherwise dealt with.

LTI awards will be made subject to satisfying specified financial performance measures set annually at the time the LTI is granted, and that are tested over a three year period. For each of the financial performance measures, performance criteria also will be determined at the time the LTI is granted. If below threshold performance for a particular performance measure is achieved at the end of the three-year period, no amount of the LTI allocated to that performance measure would be awarded. Above threshold level of performance, pro rata awards will occur up to stretch outcomes. Where an LTI award is made, the cost of the loan (equivalent to interest) will first be deducted from that amount. If the LTI award is insufficient to cover the loan cost, that part of the remaining loan cost will be capitalised and added to the loan amount. Where the LTI award is greater than the cost of the loan, GPT will waive an amount of the loan equal to the remainder after deducting the amount payable by GPT for the fringe benefits tax (FBT). Based on the current levels of FBT, 51.5% would be applied to reduce the loan amount and 48.5% to pay FBT.

Except in defined circumstances, the loan under the LTI Scheme is full recourse. If the employee leaves GPT, the loan must be repaid (either by the sale of securities or some other source of funds). In determining any shortfall, profits on each tranche of GPT Securities and associated loans will be offset against losses on other GPT Securities and their associated loans. At the discretion of the Board the loan and outstanding interest may be waived in the following circumstances:

- on retirement of the employee;
- death or total permanent disability of the employee;
- redundancy without cause of the employee; or
- takeover

In designing the LTI performance measures, the Board determined that, given the nature of GPT, it was important to devise measures which provided a direct link to GPT's distributions and their rate of growth which in turn are the performance drivers of total Securityholder return. The Board also considered that some element of external benchmarking was also required. The Board believes that these requirements have been met through the mix of performance measures that have been adopted for the initial LTI grant.

Remuneration Report (continued)

Subject to Securityholder approval, for the first LTI proposed (with performance to be reviewed based on the 2006, 2007 and 2008 financial years) the performance measures approved by the GPT Board are as follows:

- Growth in Earnings per Stapled Security *(EPS Growth)* – 50% of the potential LTI. Growth in Earnings per Stapled Security will be measured as the percentage increase in earnings per GPT Security. For the initial LTI this will be measured for the financial years 2006, 2007 and 2008. EPS is the base earnings per GPT Security adjusted for significant items and other items determined by the GPT Board and as disclosed in GPT's Statement of Financial Performance for the financial years ended 31 December 2006, 31 December 2007 and 31 December 2008. If EPS growth is below 6.2% on average over the three-year period, no part of LTI available for this performance measure will be awarded. If EPS growth is above 6.2%, pro rata awards will occur up to stretch outcomes (7.5%).
- Return on Contributed Equity (*RoE*) – 30% of the potential LTI. Return on Contributed Equity measures the total return on equity employed and takes into account both capital appreciation of the assets of the GPT Group and cash distributions of income. If RoE is below 8.5% on average over the three-year period, no part of the LTI available for this performance measure will be awarded. If RoE is above 8.5%, pro rata awards will occur up to stretch outcomes (12.5%).
- Performance relative to Listed Property Trust Index (*LPT Index*). – 20% of the potential LTI. A LPT Index award may be granted if GPT outperforms against the S&P ASX 200 Listed Property Trust Index. Due to the size of GPT within this index, GPT and its performance is excluded for the purpose of calculating the LPT Index and its performance. Below index performance, no part of the total LTI available for this performance measure will be awarded. Above index performance, pro rata awards will occur up to stretch outcomes (2% out performance). The Board may substitute another index if there is a material change in the composition of the LPT Index during the measurement period.

Subject to Securityholder approval at the Annual General Meeting to be held on 18 April 2006 it is proposed that a loan be made to the Chief Executive Officer and other key management personnel for the purpose of acquiring GPT Securities under the LTI scheme. Further information on these LTI's is set out in more detail in the Notice of Meeting and Explanatory Memorandum.

GPT's Employee Incentive Scheme

Subject to Securityholder approval at the Annual General Meeting to be held on 18 April 2006, the Board intends implementing the GPT Employee Incentive Scheme (Scheme). The Scheme operates at two levels:

- a General Scheme for all employees (other than Senior Executives who receive a Long Term Incentive); and
- Long Term Incentive (LTI) Scheme for certain Senior Executives - which is discussed above on page 10.

Under the General Scheme, employees will be offered the ability to participate up to a nominated percentage of their Base Salary (20%).

It is proposed that the Scheme will comprise a loan to enable employees to acquire GPT Securities. The reasons for making a loan rather than issuing GPT Securities to employees is discussed above on page 10 The Loan will be of no fixed term. The Loan will be interest free – the net cost of the interest component is a cost to the business of implementing the scheme. The total cost to GPT to service these loans is not significant (approximately $200,000). The Loan must be used to acquire GPT Securities that will be acquired on employees' behalf by the Scheme Administrator. Securities in respect of which a loan is outstanding cannot be sold or transferred. Net distributions (deducting amounts required to pay tax) must be applied to reduce the loan. If an employee leaves GPT, the Loan must be repaid (either by the sale of the securities or by some other source). The Loan will be non-recourse, however, it is anticipated that under normal market conditions the value of securities held by employees would exceed the value of outstanding loans by approximately 15% to 20% within 2 years.

Further information in relation to the Scheme is set out in the Notice of Meeting and Explanatory Memorandum.

Service Agreements

Service agreements have been entered into with all employees who transferred from Lend Lease to the internalised GPT and for all persons employed since that time.

Notice periods of one (1) month apply to all these service agreements although the Board has an intention to increase the standard notice period for a group of the most Senior Executives to a minimum of 3 months. No notice provisions apply where termination occurs as a result of misconduct or serious or persistent breach of agreement.

Compensation Arrangements for early termination of an executive's contract for reasons outside the control of the individual or where the executive is made redundant may give rise to a severance payment at law. In the absence of any express entitlement, these payments would vary between individuals. The Board has approved a policy with respect to severance entitlements and intends clarifying the position for key management personnel within the GPT Group by establishment of a policy specifically capping the maximum severance payment that would be made to 12 months base salary. In addition the employee may be entitled to any short-term and long-term incentive at the end of the relevant period (subject to the achievement of key performance indicators that had been set).

Under the existing service agreements there are no entitlements to payments on resignation, on termination by the Company for poor performance or for termination for cause.

Remuneration Report (continued)

Set out below is a summary of the terms of the service agreements for the Chief Executive Officer and other key management personnel.

	Nic Lyons	Michael O'Brien	Kieran Pryke	Neil Tobin	Mark Fookes	Bruce Morris	James Coyne
	Chief Executive Officer	Chief Operating Officer	Chief Financial Officer	General Manager JV	General Manager Retail	Portfolio Manager Hotels	General Counsel/ Company Secretary
Date of Agreement	1 June 2005	1 June 2005	1 June 2005	1 June 2005	1 June 2005	1 June 2005	1 June 2005
Term of Agreement	Open-ended	Open-ended	Open-ended	Open-ended	Open-ended	Open-ended	Open-ended
Non-solicitation of other personnel	12 months	12 months	12 months	12 months	12 months	12 months	12 months
Retention payable June 07	Yes see table on page 15	Yes see table on page 15	Yes see table on page 15	Yes see table on page 15	Yes see table on page 15	Yes see table on page 15	Yes see table on page 15
Commitment payment	Yes see table on page 15	Yes see table on page 15	Yes see table on page 15	Yes see table on page 15	Yes see table on page 15	Yes see table on page 15	Yes see table on page 15
Termination Notice	1 Month	1 Month	1 Month	1 Month	1 Month	1 Month	1 Month

Other Awards - GPT since Internalisation

Prior to the internalisation proposal being put to Unitholders, the Board of GPTML (comprised of its Independent Directors) identified certain individuals who were either critical to the internalisation process itself or were critical to ensure that business as usual was maintained for those parts of GPT's business that were significantly impacted by the internalisation and for the ongoing success of the business as part of a newly formed independent GPT. In relation to these employees, the Board (comprised of its Independent Directors) agreed to:

- A one-off commitment payment made in June 2005 to the individuals concerned.
- A retention payment to be made in June 2007 should the employee remains with GPT until that time. This payment will not be made if the individual's employment is terminated prior to 1 July 2007 for misconduct, gross negligence, material breach of contract, failure to carry out a reasonable direction or any other circumstances justifying immediate termination.

For key management personnel details of:

- The commitment payment has been included in Table 2 on page 15 under the heading "Short Term Employee Benefits – Commitment Bonus".
- Amounts allocated to the retention referred to above have been included in Table 2 on page 15 under the heading "Other Long Term Benefits - Retention".

Remuneration Report (continued)

Other Awards – Lend Lease prior to Internalisation

(a) Retention Amounts

Lend Lease made retention awards from time to time if it wished to provide an incentive to certain employees, who were responsible for the management of GPT, to remain with the Lend Lease Group. These awards were provided by Lend Lease and not by Unitholders. During 2004, following the announcement of the GPT/Lend Lease merger proposal, Lend Lease granted retention awards to a number of key executives. These awards were not linked to the success or otherwise of the GPT/Lend Lease merger proposal (that did not ultimately proceed) but would be payable if the executives remained with the Lend Lease Group for varying periods that expired during 2005. Lend Lease provided the funds for these awards as part of the separation arrangements that were agreed in June 2005. Details of any retention amount referred to above for the key management personnel have been included in Table 1 on page 15 under the heading "Short Term Employee Benefits - Retention Bonus".

(b) Lend Lease Employee Share Plan.

Part of a Lend Lease employee's total remuneration was made up of an allocation to shares issued under Lend Lease Employee Share Plans. The amount allocated was calculated as a percentage of base salary and capped at 5% of base salary. Details of any shares issued under Lend Lease Employee Share Plan for the key management personnel have been included in Table 1 on page 15 under the heading 'Equity – ESP/Other'.

(c) Long Term Incentive

During 2005, certain executives were eligible to receive awards issued by Lend Lease in 2002 under its Long Term Incentive Scheme. Details of any such long term incentive awards for the key management personnel have been included in Table 1 on page 15 under the heading "Other Long Term Benefits - LTI Bonus".

Remuneration - Non-Executive Directors

GPT's Policy

As part of its Charter, the Nomination and Remuneration Committee makes recommendations to the Board concerning the remuneration structure for Non Executive Directors.

The Board has adopted a policy to ensure that remuneration packages for Non Executive Directors are transparent and easily explained while at the same time enabling the Board to attract and retain the highest quality candidates. The principal features of this policy are as follows:

- Non Executive Directors are paid one director's fee for participation as a Director in all GPT Group related companies (principally GPT RE Limited the responsible entity of the General Property Trust and GPT Management Holdings Limited).
- Non Executive Director remuneration is composed of three main elements:
  1) Main Board fees
  2) Committee fees
  3) Superannuation contributions at the statutory Superannuation Guarantee Levy (SGL) rate.
- Differences in workloads of Non-Executive Directors arise mainly because of differing involvement in board committees, which is in addition to main board work. This additional workload is rewarded via committee fees in addition to main board fees.
- Non Executive Directors do not participate in any incentive or performance based arrangements.
- Non Executive Directors are not entitled to any retirement benefits.
- Non Executive Directors remuneration is set by reference to comparable entities listed on the Australian Stock Exchange (based on GPT's industry sector and market capitalisation).
- External independent advice on reasonable remuneration for Non Executive Directors is sought at least every three years. Between such reviews remuneration will be monitored against market movements (so as to maintain their competitiveness) as will the time being spent by directors in performing their duties. Any increase as a result of such review will be effective as from the 1st of January and would be advised in the next Remuneration Report.
- The Chairman will be paid a main board fee at a higher rate than other Non Executive Directors to reflect additional workloads and responsibilities. The Chairman will be paid 150% more than the other Non Executive Directors but will not receive committee fees.

Remuneration - Non-Executive Directors (continued)

Amounts payable to Non Executive Directors to 31 December 2005

For the period from 1 January 2005 until 2 June 2005, Non-Executive Directors' fees were paid by GPT Management Limited (a subsidiary of Lend Lease Corporation) and not by GPT. Non-executive Directors' fees were set at $60,000 per annum with the Chairman's fees being two times the standard fees paid to a Director ($120,000). The Chairman of the Audit & Risk Management Committee received an additional $20,000 per annum. Other members of the Audit & Risk Management Committee received an additional $15,000 per annum. With the internalisation of GPT these fees were maintained for the period to 31 December 2005, provided that the members of the newly reconstituted Nomination and Remuneration Committee (other than the Chairman) received $15,000 per annum.

In addition, Peter Joseph, Malcolm Latham and Ken Moss received additional amounts for the period from 1 January 2005 to 2 June 2005 of $102,000, $34,000 and $32,000 respectively for considerable additional work undertaken arising from the Stockland Offer and the Internalisation Proposal, which was ultimately approved by Unitholders on 2 June 2005. These payments were made by Lend Lease as part of an arrangement that was agreed at the time of the original GPT/Lend Lease merger proposal in 2004.

Table 4 on page 16, which shows the comparative information for the period from 1 January 2004 to 31 December 2004, includes additional amounts paid to Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy for the work undertaken arising from the Lend Lease Merger Proposal and the Stockland Offer. These amounts were disclosed in GPT's financial statements for the period ended 31 December 2004.

Amounts payable to Non-Executive Directors commencing 1 January 2006

The Nomination and Remuneration Committee commissioned a report on Non-Executive Director remuneration from Godfrey Remuneration Group Pty Limited ("Godfrey") in the second half of 2005. The results of this review noted that, in light of the recent change to the structure of the GPT Group, the increased involvement, level of commitment and responsibilities (including increased legal and regulatory liability now imposed on directors of listed entities) being requested of the Non-Executive Directors and the competitive nature of the current market, the remuneration levels of the Non-Executive Directors required amendment.

In this context, the Committee was mindful to ensure that any market data should consider GPT's competitors in the LPT sector as well as GPT's peers on the ASX 200. The Committee was also mindful that it is important for all Securityholders in GPT for the Board to be able to attract and maintain appropriately qualified non executive directors for a business of the size and complexity of the newly internalised and stapled GPT (total assets approximately $10.3 billion - with a core portfolio of $9.4 billion and interests in investments across Europe and in the US $0.9 billion).

As a result, Non-Executive Directors' fees have been increased as follows: the Chairman's total remuneration is now $300,000 per annum plus superannuation contributions at the statutory (SGL) rate (9% capped at $12,139). The main board fees for all other Non-Executive Directors will be $120,000 per annum plus SGL contributions (capped at $12,139). The Chairman of the Audit and Risk Management Committee is entitled to an additional $30,000 with members entitled to an additional $15,000. The Chairman of the Nomination and Remuneration Committee will be entitled to an additional $20,000 with members entitled to an additional $10,000. These changes took affect from 1 January 2006.

As a Director of GPTML, Brian Norris was entitled to a retirement benefit from that company equal to the total of the director's fees paid to him during the three year period piror to his retirement. This amount $211,467.40 was paid to Mr Norris in 2005 following the internalisation of GPT. The amount was paid by Lend Lease not by GPT and is disclosed in Table 1 on page 15 under the heading "Retirement Benefits".

Proposed Increase in Aggregate Fee Limit

The maximum aggregate amount payable to Non-Executive Directors may not exceed $1.3 million per annum. The aggregate amount payable to Non-Executive Directors is currently $1,209,534. At current levels there is sufficient headroom within the maximum to provide a modest increase amounts currently paid to Non-Executive Directors but insufficient headroom within the maximum to appoint a new director.

A resolution will be put to Securityholders at the Annual General Meeting to be held on 18 April 2006 to increase the maximum aggregate amount payable to Non-Executive Directors from $1.3 million to $1.45 million. The revised maximum aggregate amount will allow for the appointment of one further director. Further details concerning this are contained in the Notice of Meeting and Explanatory Memorandum.

Details of Remuneration

Details of the nature and amount of each element of the remuneration of the key management personnel for the current year and for the comparative year are set out below. They are broken into a number of tables. Table 1 shows all amounts paid by Lend Lease for the period between 1 January 2005 and 2 June 2005. Table 2 shows all amounts paid by GPT for the period from 3 June 2005 to 31 December 2005. Table 3 shows the aggregate of Table 1 and Table 2 (i.e. the total amounts paid to the individuals for the year from 1 January 2005 to 31 December 2005). Table 4 shows the comparison for the year from 1 January 2004 to 31 December 2004.

Table 1 Remuneration details 1 January 2005 to 2 June 2005

Details of the remuneration of the Key Management Personnel of GPT RE Limited paid by Lend Lease when the Responsible Entity for the Trust was GPT Management Limited for the period 1 January 2005 to 2 June 2005 is set out in the following table:

	Short term employee benefits				Post Employment		Other long term benefits		Termination	Share Based Payment	
	Salary & Fees	STI Bonus	Retention Bonus	Non Monetary	Super-annuation	Retirement Benefits	LTI Bonus	Retention			Total
Key Management Personnel											
N Lyons *CEO & Director appointed 2/6/05*	213,856	316,984	384,327	2,739	19,236	-	31,821	-	-	6,022	974,985
E Goodwin *Director*	-	-	-	-	-	-	-	-	-	-	-
M Latham *Director*	59,000	-	-	-	2,250	-	-	-	-	-	61,250
K Moss *Director*	67,333	-	-	-	3,000	-	-	-	-	-	70,333
B Norris *Director*	31,250	-	-	-	2,813	211,467	-	-	-	-	245,530
E Nosworthy *Director*	31,250	-	-	-	2,813	-	-	-	-	-	34,063
P Joseph *Director*	152,000	-	-	-	4,500	-	-	-	-	-	156,500
I Martin *Director appointed 2/6/05 - No benefits paid in this period*											
M O'Brien *COO*	151,888	147,995	192,201	2,739	17,492	-	26,354	-	-	5,995	544,664
K Pryke *CFO*	122,954	120,866	98,493	2,739	14,273	-	85,996	-	-	4,894	450,216
J Coyne *General Counsel/Secretary*	93,285	53,900	60,641	64	10,600	-	-	-	-	3,635	222,125
M Fookes *Retail GM*	-	-	-	-	-	-	-	-	-	-	-
N Tobin *JV GM*	-	-	-	-	-	-	-	-	-	-	-
B Morris *Hotels PM*	-	-	-	-	-	-	-	-	-	-	-
Total	922,816	639,745	735,662	8,281	76,977	211,467	144,171	-	-	20,546	2,759,666

There were no termination benefits earned during the period.

Table 2 Remuneration details 3 June 2005 to 31 December 2005

Details of the remuneration of the Key Management Personnel of GPT RE Limited for the period 3 June 2005 to 31 December 2005 is set out in the following table:

	Short term employee benefits				Post Employment		Other long term benefits		Termination	Share Based Payment	
	Salary & Fees	STI Bonus	Commitment Bonus	Non Monetary	Super-annuation	Retirement Benefits	LTI Bonus	Retention			Total
Key Management Personnel											
N Lyons *CEO & Director (appointed 2/6/05)*	378,296	115,267	270,157	3,194	23,141	-	-	378,219	-	-	1,168,274
E Goodwin *Director*	34,385	-	-	-	3,095	-	-	-	-	-	37,480
M Latham *Director*	42,761	-	-	-	3,868	-	-	-	-	-	46,629
K Moss *Director*	45,627	-	-	-	4,126	-	-	-	-	-	49,753
B Norris *Director*	43,144	-	-	-	3,833	-	-	-	-	-	46,977
E Nosworthy *Director*	42,981	-	-	-	3,868	-	-	-	-	-	46,849
P Joseph *Director*	68,550	-	-	-	6,189	-	-	-	-	-	74,739
I Martin *Director (appointed 2/6/05)*	34,385	-	-	-	3,095	-	-	-	-	-	37,480
M O'Brien *COO*	280,498	53,816	201,811	3,200	8,924	-	-	282,535	-	-	830,784
K Pryke *CFO*	228,085	43,952	164,818	3,200	8,883	-	-	230,745	-	-	679,683
J Coyne *General Counsel/Secretary*	168,016	19,600	122,500	-	8,090	-	-	171,500	-	-	489,706
M Fookes *Retail GM*	237,799	45,804	171,766	3,200	8,924	-	-	240,473	-	-	707,966
N Tobin *JV GM*	221,893	38,431	160,129	-	8,796	-	-	224,181	-	-	653,430
B Morris *Hotels PM*	212,188	41,895	153,316	-	8,668	-	-	214,642	-	-	630,709
Total	2,038,608	358,765	1,244,497	12,794	103,500	-	-	1,742,295	-	-	5,500,459

There were no termination benefits earned during the period.

\# The amount set out in "Other Long Term Benefits - Retention" represents an accrual for part of the retention award that becomes payable on 30 June 2007. The total amounts payable in respect of this retention award (assuming that the executive remains with GPT until 30 June 2007) is as follows: N. Lyons $1,350,783, M. O'Brien $1,009,054, K. Pryke $824,088, N. Tobin $800,647, M. Fookes $858,831, B. Morris $766,578 and J. Coyne $612,500.

Details of Remuneration (continued)

Table 3 Remuneration details 1 January 2005 to 31 December 2005

Details of the remuneration of the Key Management Personnel of the stapled entity for the year ended 31 December 2005 is set out in the following table:

	Short term employee benefits				Post Employment		Other long term benefits		Share Based Payment	
	Salary & Fees	STI Bonus	Bonus	Non Monetary	Super-annuation	Retirement Benefits	LTI Bonus	Retention		Total
Key management Personnel										
N Lyons *CEO & Director (appointed 2/6/05)*	592,152	432,251	654,484	5,933	42,377	-	31,821	378,219	6,022	2,143,259
E Goodwin *Director*	34,385	-	-	-	3,095	-	-	-	-	37,480
M Latham *Director*	101,761	-	-	-	6,118	-	-	-	-	107,879
K Moss *Director*	112,960	-	-	-	7,126	-	-	-	-	120,086
B Norris *Director*	74,394	-	-	-	6,646	211,467	-	-	-	292,507
E Nosworthy *Director*	74,231	-	-	-	6,681	-	-	-	-	80,912
P Joseph *Director*	220,550	-	-	-	10,689	-	-	-	-	231,239
I Martin *Director (appointed 2/6/05)*	34,385	-	-	-	3,095	-	-	-	-	37,480
M O'Brien *COO*	432,386	201,811	394,012	5,939	26,416	-	26,354	282,535	5,995	1,375,448
K Pryke *CFO*	351,039	164,818	263,311	5,939	23,156	-	85,996	230,745	4,894	1,129,899
James Coyne *General Counsel /Secretary*	261,301	73,500	183,141	64	18,690	-	-	171,500	3,635	711,831
M Fookes *Retail GM*	237,799	45,804	171,766	3,200	8,924	-	-	240,473	-	707,966
N Tobin *JV GM*	221,893	38,431	160,129	-	8,796	-	-	224,181	-	653,430
B Morris *Hotels PM*	212,188	41,895	153,316	-	8,668	-	-	214,642	-	630,709
Total	2,961,424	998,510	1,980,159	21,075	180,477	211,467	144,171	1,742,295	20,546	8,260,125

No termination benefits were paid during the period.

Table 4 Remuneration details 1 January 2004 to 31 December 2004

Details of the remuneration of the Key Management Personnel of the stapled entity for the year ended 31 December 2004 is set out in the following table:

	Short term employee benefits				Post Employment		Other long term benefits		Share Based Payment	
	Salary & Fees	STI Bonus	Retention Bonus	Non Monetary	Super-annuation	Retirement Benefits	LTI Bonus	Retention		Total
Key management Personnel										
N Lyons *CEO*	455,632	377,025	-	6,400	38,992	-	212,034	-	12,807	1,102,890
E Goodwin *Director*	4,000	-	-	-	-	-	-	-	-	4,000
M Latham *Director*	132,000	-	-	-	5,400	-	-	-	-	137,400
K Moss *Director*	140,000	-	-	-	7,200	-	-	-	-	147,200
B Norris *Director*	80,000	-	-	-	7,200	-	-	-	-	87,200
E Nosworthy *Director*	135,000	-	-	-	6,750	-	-	-	-	141,750
P Joseph *Director*	258,750	-	-	-	7,088	-	-	-	-	265,838
M O'Brien *COO*	339,835	169,137	-	12,233	29,730	-	54,366	-	13,931	619,232
K Pryke *CFO*	259,253	91,599	-	6,400	22,441	-	25,497	-	10,405	415,595
J Coyne *General Counsel/Secretary (appointed 1 July 2004)*	108,970	28,806	-	75	8,233	-	-	-	4,362	150,446
Mark Fookes *Retail GM*	-	-	-	-	-	-	-	-	-	-
Neil Tobin *JV GM*	-	-	-	-	-	-	-	-	-	-
Bruce Morris *Hotels PM*	-	-	-	-	-	-	-	-	-	-
Total	1,913,440	666,567	-	25,108	133,034	0	291,897	0	41,505	3,071,550

No termination benefits were paid during the period.

Directors' Report
For the year ended 31 December 2005

Details of Remuneration (continued)

Short-term employee benefits 1 January 2005 to 31 December 2005

A reconciliation of all short-term employee benefits made to the Chief Executive Officer and key management personnel during the financial year to 31 December 2005 is set out below.

	Nature of STI Compensation	Total Value of STI payment
Nic Lyons	STI Plan Lend Lease	316,984
Executive Director and Chief Financial Officer	STI Plan GPT	115,267
(CEO)	Retention Lend Lease	384,327
	Commitment Payment GPT	270,157
Michael O'Brien	STI Plan Lend Lease	147,995
Chief Operating Officer (COO)	STI Plan GPT	53,816
	Retention Lend Lease	192,201
	Commitment Payment GPT	201,811
Kieran Pryke	STI Plan Lend Lease	120,866
Chief Financial Officer (CFO)	STI Plan GPT	43,952
	Retention Lend Lease	98,493
	Commitment Payment GPT	164,818
Neil Tobin	STI Plan GPT	38,431
General Manager JV (JVGM)	Commitment Payment GPT	160,129
Mark Fookes	STI Plan GPT	45,804
General Manager Retail (Retail GM)	Commitment Payment GPT	171,766
Bruce Morris	STI Plan GPT	41,895
Portfolio Manager Hotels and Tourism (H&T PM)	Commitment Payment GPT	153,316
James Coyne	STI Plan Lend Lease	53,900
General Counsel/Company Secretary	STI Plan GPT	19,600
	Retention Lend Lease	60,641
	Commitment Payment GPT	122,500

Indemnification and Insurance of Directors and Officers

GPT intends entering into Deeds of Indemnity and Access in favour of each of the Directors of GPT indemnifying them to the extent permitted by law for losses, liabilities, costs and charges incurred as a Director of GPT including, in respect of the Independent Directors, in connection with the Explanatory Memorandum dated 2 May 2005.

During the financial year GPT paid insurance premiums to insure the Directors and Officers of the company and its subsidiary companies. The terms of the contract prohibit the disclosure of amounts of premium paid.

The liabilities insured are for costs that may be incurred in defending civil or criminal proceedings that may be brought against Directors and Officers in their capacity as Directors and Officers of GPT and its subsidiary companies and any other payments arising from liabilities incurred by the Officers and Directors in connection with such proceedings other than where such liabilities arise out of conduct involving wilful breach of duty by the Officers or the improper use by the Officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to GPT.

The Auditors are in no way indemnified out of the assets of the Trust.

Non-audit services

During the year PricewaterhouseCoopers, GPT's auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and is satisfied that, while the fees paid for Non-Audit services compared to the fees paid for audit services was relatively high during the period, the provision of the non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporation Act 2001 for the following reasons:

- The fact that the non-audit services related to the unique circumstances for GPT during the period namely the Stockland takeover offer and the internalisation proposal following on from the Lend Lease merger proposal during the course of 2004 and 2005.
- The Audit & Risk Management Committee reviewed the non audit services at the time of appointment to ensure that they did not impact upon the integrity and objectivity of the Auditor.
- The Board's own review conducted in conjunction with the Audit and Risk Committee, having regard to the Board's policy with respect to the engagement of GPT's Auditor.
- The declaration of the independence provided by PricewaterhouseCoopers, as auditor of GPT.
- The fact that none of the non-audit services provided by PricewaterhouseCoopers during the period had the characteristics of management or decision-making self-review or advocacy.

	31 Dec 2005	31 Dec 2004
	$'000	$'000
Assurance services		
Audit services		
PricewaterhouseCoopers Australian firm		
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**1,260.8**	814.2
Other Assurance Services		
PricewaterhouseCoopers Australian firm		
Audit of regulatory returns	**46.2**	17.2
IFRS accounting services	**160.0**	-
Due diligence services*	**1,325.0**	1,203.0
Total remuneration for other assurance services	**1,531.2**	1,220.2
Taxation Services		
PricewaterhouseCoopers Australian firm		
Expatriate taxation services	**67.2**	-

* Other assurance services provided in 2005 were predominantly due diligence reviews on the internalisation and establishment of joint venture with Babcock & Brown. In 2004 services were predominantly due diligence reviews on Lend Lease Corporation Limited's merger proposal and Stockland's takeover proposal.

Rounding of Amounts

The amounts disclosed in the Directors' Report have been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, pursuant to which, unless otherwise indicated, the amounts in the Directors' Report have been rounded to the nearest tenth of a million dollars.

PricewaterhouseCoopers have been appointed as auditor of GPT in accordance with section 327 of the Corporations Act, 2001.

Dated at SYDNEY this 23rd day of February, 2006

Signed in accordance with a resolution of the Directors.

Peter Joseph
Director

Nic Lyons
Director



Company - GPT RE Limited
File No 34819

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Statement

As lead auditor for the audit of General Property Trust for the year ended 31 December 2005, I confirm that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit for the reporting period other than a contravention covered by ASIC Class Order 05/910, and

b) no contraventions of any applicable code of professional conduct in relation to the audit for the reporting period.

This statement is in respect of General Property Trust and the entities it controlled during the reporting period.

RD Deutsch
Partner
PricewaterhouseCoopers

Sydney
23 February 2006

Income Statements
For the year ended 31 December 2005

	Notes	Consolidated 2005 $M	Consolidated 2004 $M	Parent entity 2005 $M	Parent entity 2004 $M
Revenue					
Rent from investment properties		**689.5**	646.9	**307.2**	297.4
Interest - Joint venture investment arrangements		**18.8**	4.0	**14.1**	4.0
Interest - Cash and short term money market securities		**2.5**	7.4	**3.7**	3.8
Revenue from hotel operations		**125.7**	-	**-**	-
Distributions from controlled entities, associates and joint ventures		**-**	-	**410.2**	352.9
		836.5	658.3	**735.2**	658.1
Fair value adjustments to investment properties		**336.6**	597.3	**171.1**	392.2
Fair value adjustments of controlled entities, associates and joint ventures		**-**	-	**210.0**	210.1
Share of net profits of associates and joint ventures accounted for using the equity method		**179.0**	99.5	**1.3**	-
Net proceeds on disposal of properties		**10.0**	0.9	**-**	-
Other income		**525.6**	697.7	**382.4**	602.3
Total income		**1,362.1**	1,356.0	**1,117.6**	1,260.4
Expenses					
Rates, taxes and other property outgoings		**160.5**	146.4	**66.6**	70.8
Repairs and maintenance		**17.4**	11.0	**11.1**	5.4
Provision for doubtful debts		**0.5**	0.1	**0.1**	(0.1)
Audit and accounting fees	26	**1.3**	0.8	**1.2**	0.7
Finance costs to financial institutions	4	**155.6**	142.8	**160.7**	142.8
Finance costs to security holders		**205.5**	1,009.4	**205.5**	1,009.4
Net (gain)/loss on re-measurement of derivatives to fair value		**(8.4)**	(3.8)	**(8.4)**	(3.8)
Net (receipt)/payment on derivatives		**(7.5)**	(8.5)	**(7.5)**	(8.5)
Net exchange loss on foreign currency borrowings		**9.8**	-	**(1.3)**	-
Responsible Entity's fee	4	**15.4**	35.5	**20.7**	21.8
Management and other administration costs	4	**12.2**	-	**-**	-
Impairment of investments		**63.7**	-	**6.1**	-
Expenses from hotel operations	4	**94.5**	-	**-**	-
Other expenses		**5.7**	5.8	**6.9**	5.4
Depreciation expense	4	**7.2**	-	**-**	-
Costs associated with internalisation/merger proposals		**62.3**	16.5	**54.7**	16.5
		795.7	1,356.0	**516.4**	1,260.4
Profit before income tax		**566.4**	-	**601.2**	-
Income tax benefit	5	**(0.4)**	-	**-**	-
Profit for the year		**566.8**	-	**601.2**	-
Profit attributable to:					
- Equity holders of the parent		**589.0**	-	**601.2**	-
- Equity holders of other stapled entities		**(22.2)**	-	**-**	-
		Cents	Cents		
Basic and diluted earnings per equity holder of the Trust	32	**29.2**	-		
Basic and diluted earnings per equity holder of the Trust before financing costs attributable to GPT unitholders	32	**39.4**	50.3		

The above income statements should be read in conjunction with the accompanying notes.

See note 3 for reconciliation of operating income to realised operating income / distribution

See note 32 for basic & diluted earnings per security holder for the stapled entity before and after financing costs to unitholders

Balance Sheets
As at 31 December 2005

	Notes	Consolidated 2005 $M	Consolidated 2004 $M	Parent entity 2005 $M	Parent entity 2004 $M
ASSETS					
Current Assets					
Cash and cash equivalents	6	**93.7**	50.9	**27.7**	45.2
Receivables	7	**136.5**	58.9	**15.6**	16.5
Inventory	8	**9.1**	-	-	-
Other	9	**13.1**	4.7	**3.9**	1.3
Derivative financial instruments	10	**27.3**	11.2	**27.3**	11.2
		279.7	125.7	**74.5**	74.2
Non-current Assets					
Investment properties	11	**7,245.1**	7,491.3	**3,378.3**	3,649.6
Investment in controlled entities	13	-	-	**5,114.9**	4,529.1
Investment in joint ventures	14	**1,433.3**	1,203.4	**761.2**	689.1
Investment in associates	15	**23.4**	11.6	-	-
Property, plant & equipment	16	**689.1**	164.7	**3.9**	2.9
Other financial assets	17	**718.1**	102.7	**689.3**	48.1
Deferred tax asset	18	**7.4**	-	-	-
Intangible assets	19	**35.6**	-	-	-
		10,152.0	8,973.7	**9,947.6**	8,918.8
Total Assets		**10,431.7**	9,099.4	**10,022.1**	8,993.0
LIABILITIES					
Current Liabilities					
Payables	20	**248.0**	192.1	**156.7**	87.3
Borrowings	21	**1,588.6**	1,068.0	**1,571.7**	1,066.4
Derivative financial instruments	10	**34.3**	26.6	**34.3**	26.6
Provisions	22	**144.1**	112.9	**133.1**	112.9
		2,015.0	1,399.6	**1,895.8**	1,293.2
Non-current Liabilities					
Borrowings	21	**2,039.6**	1,625.3	**2,039.7**	1,625.3
Provisions	22	**3.6**	-	-	-
Deferred tax liability	23	**0.2**	-	-	-
		2,043.4	1,625.3	**2,039.7**	1,625.3
Liabilities (excluding amounts attributable to security holders)		**4,058.4**	3,024.9	**3,935.5**	2,918.5
Net assets attributable to security holders			6,074.5		6,074.5
Net Assets		**6,373.3**	-	**6,086.6**	-
EQUITY					
Equity attributable to the equity holders of the parent					
Contributed equity	24	**4,296.0**	-	**4,296.0**	-
Reserves		**16.2**	-	-	-
Undistributed income	24	**1,778.4**	-	**1,790.6**	-
GPT unitholders' interest		**6,090.6**	-	**6,086.6**	-
Equity attributable to the equity holders of other entities stapled to GPT					
Contributed equity	24	**302.5**	-	-	-
Reserves		**2.4**	-	-	-
Undistributed income	24	**(22.2)**	-	-	-
Other stapled security holders' interest		**282.7**	-	-	-
Total Equity		**6,373.3**	-	**6,086.6**	-

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of Changes in Equity
For the year ended 31 December 2005

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
	$M	$M	**$M**	$M
Total equity at the beginning of the year	**-**	-	**-**	-
Gain on revaluation of hotel operations and joint venture	**4.7**	-	**-**	-
Exchange differences of foreign exchange on foreign operations	**13.9**	-	**-**	-
Net income recognised directly in equity	**18.6**	-	**-**	-
Profit for the year	**566.8**	-	**601.2**	-
Total recognised income and expense for the year	**585.4**	-	**601.2**	-
Transactions with equity holders in their capacity as equity holders:				
Transfer of liabilities attributable to unitholders from liability to equity	**6,085.4**	-	**6,085.4**	-
Capital distribution on stapling	**-**	-	**(302.5)**	-
Distribution paid or payable	**(297.5)**	-	**(297.5)**	-
Total equity at the end of the year	**6,373.3**	-	**6,086.6**	-
Total recognised income and expenditure attributable to:				
Members of the trust	**605.2**	-	**601.2**	-
Minority interest	**(19.8)**	-	**-**	-
	585.4	-	**601.2**	-

The above changes in equity should be read in conjunction with the accompanying notes.

Cash Flow Statements
For the year ended 31 December 2005

	Notes	Consolidated 2005 $M	Consolidated 2004 $M	Parent entity 2005 $M	Parent entity 2004 $M
Cash flows from operating activities					
Cash receipts in the course of operations (inclusive of GST)		**796.5**	690.0	**351.9**	316.5
Cash payments in the course of operations (inclusive of GST)		**(422.6)**	(276.2)	**(274.3)**	(139.4)
Interest received		**22.4**	9.4	**17.8**	6.0
Distributions received from controlled entities		**-**	-	**360.6**	308.0
Distributions received from associates and joint ventures		**119.4**	90.9	**54.1**	49.1
Net receipt from derivatives		**7.5**	8.5	**7.5**	8.5
		523.2	522.6	**517.6**	548.7
Borrowing costs		**(172.3)**	(132.5)	**(195.2)**	(132.5)
Net cash inflows from operating activities	30	**350.9**	390.1	**322.4**	416.2
Cash flows from investing activities					
Payment for investment properties		**(310.3)**	(685.0)	**(155.5)**	(169.9)
Proceeds on disposal of investment properties		**674.5**	20.5	**616.3**	-
(Increase)/decrease in property deposits		**-**	74.6	**-**	74.6
Payments for property, plant and equipment		**(3.5)**	-	**-**	-
Payments for properties under construction		**(269.4)**	(63.5)	**(49.1)**	(2.9)
(Increase)/decrease in other loans		**45.6**	(55.7)	**48.1**	(48.1)
Investments in joint ventures and associates		**(213.1)**	(5.0)	**(24.5)**	-
Loan (to)/from joint ventures and associates		**(691.7)**	(5.0)	**(679.0)**	-
Investment in controlled entities		**-**	-	**(353.9)**	(575.9)
Net cash receipt on control of subsidiary		**10.1**	-	**-**	-
Loan (to)/from controlled entities		**-**	-	**110.5**	(25.6)
Net cash outflows from investing activities		**(757.8)**	(719.1)	**(487.1)**	(747.8)
Cash flows from financing activities					
Net commercial bills issued		**1,111.6**	131.6	**1,111.6**	130.0
Net short and medium term notes issued/(paid)		**(190.0)**	440.0	**(190.0)**	440.0
Proceeds from issue of securities		**-**	200.3	**-**	200.3
Finance costs and distributions paid to security holders		**(471.9)**	(436.0)	**(774.4)**	(436.0)
Net cash inflows from financing activities		**449.7**	335.9	**147.2**	334.3
Net increase/(decrease) in cash and cash equivalents		**42.8**	6.9	**(17.5)**	2.7
Cash at the beginning of the financial year		**50.9**	44.0	**45.2**	42.5
Cash at the end of the financial year	6	**93.7**	50.9	**27.7**	45.2

The above cash flow statements should be read in conjunction with the accompanying notes.

Notes to Financial Statements

1. Summary of accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The financial report includes separate financial statements for General Property Trust ('Trust') as an individual entity and the consolidated entity, the GPT Group ('GPT'), consisting of the Trust and its subsidiaries.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with the Trust's Constitution, Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRSs
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with AIFRSs ensures that the consolidated financial statements and notes of GPT comply with International Financial Reporting Standards (IFRSs). The Trust's financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 124 *Related Party Disclosures*.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first GPT financial statements to be prepared in accordance with AIFRSs. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of GPT for the year ended 31 December 2004 were prepared in accordance with previous *Australian Generally Accepted Accounting Principles* (previous AGAAP). Previous AGAAP differs in certain respects from AIFRS. When preparing the GPT financial statements, management has amended certain accounting, valuation and consolidation methods applied in previous AGAAP financial statements to comply with AIFRS. The comparative figures in respect of 2004 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on GPT's equity and net profit are set out in Note 34.

Transitional exemptions
GPT elected not to apply AASB 3 *Business Combinations* retrospectively to all business combinations that occurred before the transition date of 1 January 2004. GPT elected not to apply any of the other AASB 1 exemptions and has elected to prepare comparative information that complies with all AIFRS including AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement*.

Accounting Standards issued but not effective as 31 December 2005
At 31 December 2005, standards applicable to GPT that have been issued but are not yet effective are AASB 7 *Financial Instruments* and consequential amendments made by AASB 2005-10. The standards are applicable to annual reporting periods beginning on or after 1 January 2007. GPT does not intend to adopt these prior to this date. The impact on the financial statements relates to disclosures only.

(b) Accounting for the GPT Group

On 10 June 2005, a stapled entity (the GPT Group) was formed by stapling together the units in the Trust to the shares in GPT Management Holdings Limited ('the Company'). In accordance with AASB Interpretation 1002 *Post-date of transition stapling Arrangements*, the stapled entity reflects the consolidated entity. The parent entity and deemed acquirer in this arrangement is the Trust. The consolidated results reflect the performance of the Trust and its subsidiaries from 1 January 2005 and the addition of the Company and its subsidiaries from the date of consolidation, 2 June 2005 to 31 December 2005. Equity attributable to other stapled entities is a form of minority interest in accordance with AASB Interpretation 1002 and in the consolidated column, represents the contributed equity of the Company.

The stapled securities of GPT are quoted on the Australian Stock Exchange under the code GPT and comprise of one unit in the Trust and one share in the Company. The unit and share are stapled together under the terms of the constitution and cannot be traded separately. Each entity forming part of GPT continues as a separate legal entity in its own right under the *Corporations Act 2001* and is therefore required to comply with the reporting and disclosure requirements under the *Corporations Act 2001* and Australian Accounting Standards.

On implementation, the Trust unitholders received 15 cents per unit of capital distribution totalling $302.5 million, referred to as the stapling distribution. Unitholders authorised GPT RE Limited (the new responsible entity for the Trust) to apply the stapling distribution to subscribe for shares in the Company of $302.5 million. For each unit held in the Trust, unitholders received one share in the Company. The amount of the stapling distribution had regard to: the funding requirements of the Company, funding requirements of the joint venture with Babcock & Brown, the acquisition costs of the Company acquiring GPT RE Limited and Voyages Hotels & Resorts Pty Limited.

In conjunction with the stapling, the Company acquired GPT RE Limited to act as the Responsible Entity of the Trust pursuant to the Subscription Agreement following GPT Management Limited being replaced by GPT RE Limited as the responsible entity of the Trust.

As a result of the stapling, investors in GPT will receive payments from each component of the stapled security comprising distributions from the Trust and dividends from the Company. GPT RE Limited, the Responsible Entity of the Trust, is a wholly owned entity of the Company.

1. **Summary of accounting policies (continued)**

(c) Principles of consolidation

(i) Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries as at 31 December 2005 and the results of all subsidiaries for the year then ended. GPT and its subsidiaries together are referred to in this financial report as GPT or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which GPT has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the GPT controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to GPT. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by GPT (refer to note 1(n)).

Intercompany transactions, balances and unrealised gains on transactions between GPT entities are eliminated. Unrealised losses are eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by GPT.

(ii) Associates

Associates are all entities over which GPT has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the Trust's financial statements using the cost method and in the consolidated financial statements using the equity method. GPT's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (refer note 15).

Under this method, GPT's share of the associates' net profit after tax is recognised in the consolidated income statement, and the share of movements in reserves is recognised in reserves in the consolidated balance sheet. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions and dividends receivable from associates are recognised in the Trust's income statement, while in the consolidated financial statements they represent a return of GPT's investment and reduce the carrying amount of the investment.

When GPT's share of losses in associates equals or exceeds its interest in the associate, including any other unsecured receivables, it does not recognise any further losses, unless it has incurred obligations or made payments on behalf of the associate.

Accounting policies of the associates have been changed where necessary to ensure consistency with the policies adopted by GPT.

All balances and effects of transactions between associates and GPT have been eliminated.

(iii) Joint ventures

Joint venture operations
The proportionate interest in the assets, liabilities and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint venture are set out in note 14.

Joint venture entities
The Trust's interests in joint venture entities are carried at fair value. Where the underlying investment in the joint venture entity is investment property, the fair value is determined on the same basis as investment property (refer Note 1(d)(i)).

The Company's investments in joint venture entities are carried at cost by the parent entity and accounted for using the equity method in the consolidated financial statements. Under this method, the Company's share of the joint venture entities' net profit after tax is recognised in the consolidated income statement, and the share of movement in reserves is recognised in reserves in the consolidated balance sheet.

Investments in joint venture entities held by GPT are carried at the lower of the equity accounted carrying amount and recoverable amount.

All balances and effects of transactions between joint ventures and GPT have been eliminated.

Notes to Financial Statements (continued)

1. Summary of accounting policies (continued)

(d) Investment property

The Trust's Compliance Plan requires that all property investments be externally valued at intervals of not more than three years and those valuations are reflected in the financial report of GPT. It is the policy of the Responsible Entity to review the fair value of each investment property every six months. Independent valuations of the individual investments are carried out each three years in accordance with the *Corporations Act 2001* and Trust Constitution, or earlier where the Responsible Entity believes there may be a material change in the carrying value of the property.

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred and are subsequently recorded at fair value at the next reporting date.

(i) Investment property

Property (including land and buildings) held for long-term rental yields and that is not occupied by an entity in GPT, is classified as investment property.

Investment property is carried at fair value. Fair value is based on active market prices, adjusted for any difference in the nature, location or condition of the specific asset or where this is not available, an appropriate valuation method which may include discounted cashflow projections and the capitalisation method. Discount rates and capitalisation rates are determined based upon the Trust's industry knowledge and expertise and where possible, direct comparison to third party rates for similar assets in a comparable location. The fair value reflects, among other things, rental income from current leases and assumptions about rental income from future leases in light of current market conditions. It also reflects any cash outflows (excluding those relating to future capital expenditure) that could be expected in respect of the property.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to GPT and the cost of the item can be measured reliably.

Land and buildings (including integral plant and equipment) that comprise investment property are not depreciated. The carrying amount includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods.

Changes in the fair value of an investment property are recorded in the income statement.

Some property investments are held in joint ownership arrangements (joint venture operations). The proportionate interests in the assets, liabilities and expenses of a joint venture operation have been incorporated in the financial statements under the appropriate headings.

Certain hotel investments are classified as investment property in the Trust's financial statements, and classified as owner occupied property in the consolidated financial statements as GPT owns and operates the hotels (refer to note 1(d)(ii)). Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

Land held under an operating lease is classified and accounted for as investment property when the definition of investment property is met.

Investment property held for sale is classified within non-current assets held for sale, under AASB 5 *Non-current Assets Held for Sale and Discontinued Operations.*

(ii) Owner Occupied Property

Owner occupied property is property that is held for use in supplying services by entities within GPT. The investments in certain hotels are accounted for as owner occupied in the consolidated entity as GPT owns and operates the hotels.

Owner occupied property is classified as property, plant and equipment (refer to note 1(m)).

(iii) Property under construction

Properties under construction are carried at historical cost until completion. Upon completion of construction, the assets are classified as investment property (refer to note 1(d)(i) or property, plant and equipment (refer to note 1(m)).

(e) Lease Incentives

Incentives may be provided to lessees to enter into an operating lease. These incentives may be in the form of cash, rent free periods, lessee or lessor owned fitouts. They are amortised over the term of the lease as a reduction of rental income. The carrying amount of the lease incentives is reflected in the fair value of investment properties.

Notes to Financial Statements (continued)

Summary of accounting policies (continued)

(f) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(g) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due to be settled in advance of the period to which they relate.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that GPT will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows. The amount of the provision is recognised in the income statement.

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business.

(i) Intangible assets

(i) *Goodwill*

Goodwill represents the excess of cost of an acquisition over the fair value of GPT's share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains or losses on disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) *Operating lease rights*

Operating lease rights have a finite useful life and are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight line method to allocate the cost of the operating lease right over its useful life. The operating lease right relates to the resort operation at Lizard Island Resort.

(j) Non-current assets held for sale

Non-current assets are classified as held for sale and are stated at the lower of fair value less costs to sell if their carrying amount will be recovered principally through the sale transaction rather than through continuing use.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

(k) Derivatives

Derivatives are initially recognised at fair value on the date the derivative contract is entered into and are subsequently remeasured to their fair value.

GPT is exposed to changes in interest rates and foreign exchange rates and uses interest rate swaps, forward rate agreements, cross currency swaps, options, and forward foreign exchange contracts to hedge these risks. Such derivative financial instruments are carried on the balance sheet at fair value. Changes in the fair value of any derivative instruments are recognised immediately in the income statement.

(l) Other financial assets

Other financial assets are classified as loans and receivables. Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market and arise when GPT provides money or services to a debtor with no intention of selling the receivable.

Loans and receivables are carried at amortised cost using the effective interest rate method. Under this method, fees, costs, discounts and premiums directly related to the financial assets are spread over its expected life.

Notes to Financial Statements (continued)

Summary of accounting policies (continued)

(m) Property, plant & equipment

Certain hotels are owner occupied property and are stated at fair value. The basis of fair value is the same as outlined in investment property note 1(d). At the consolidated entity level, hotel assets are classed as property, plant and equipment and are depreciated. Any accumulated depreciation at the date of revaluation is eliminated against the carrying amount of the asset and the net amount is restated to the revalued amount of the asset. Increments in the carrying amounts arising from revaluation on hotels are credited to the asset revaluation reserve in equity. To the extent that the increase reverses a decrease previously recognised in the income statement, the increase is first recognised in the income statement. Decreases that reverse previous increases of the same asset are first charged against the asset revaluation reserve directly in equity to the extent of the remaining reserve attributable to the asset: all other decrements are recognised in the income statement.

At the Trust level, certain hotel assets are classified as investment property and are included within that balance. Any revaluation movement is recognised in the income statement (note 1(d)).

Office fixtures, fittings and operating equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to its acquisition. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to GPT and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their expected useful lives, as follows:

- Motor Vehicles 4 – 7 years
- Office fixtures, fittings and operating equipment 5 – 15 years
- Buildings 40 years

The residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is GPT policy to transfer the amounts included in the asset revaluation reserve in respect of those assets to retained earnings.

(n) Acquisition of assets

The purchase method of accounting is used to account for all acquisition of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition.

Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of GPT's share of the net identifiable assets acquired represents goodwill (refer to Note 1(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of net assets acquired.

Where settlement of any part of cash consideration is deferred, the amount payable in the future is discounted to their present value as at the date of exchange. The discount rate used in the entity's incremental borrowing rate is at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(o) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless GPT has unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p) Borrowing costs

Borrowing costs incurred for the construction of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest applicable to the entity's outstanding borrowings during the year, 7.0% (2004: 6.9%).

1. Summary of accounting policies (continued)

(q) Income tax

(i) Trusts

Under current tax legislation, Trusts are not liable for income tax, provided their taxable income and taxable realised gains are fully distributed to security holders each financial year.

(ii) Company and other taxable entities

The income tax expense and revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Trust is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

GPT and its wholly owned Australian controlled entities have not implemented the tax consolidation legislation.

(r) Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(s) Trade and other payables

These amounts represent liabilities for goods and services provided to GPT prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(t) Foreign currency

(i) Functional and presentation currency

Items included in the financial statements of each of the GPT entities are measured using the currency of the primary economic environment in which they operate ('the functional currency'). The consolidated financial statements are presented in Australian Dollars, which is the Trust's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(iii) Foreign operations

Non-monetary items that are measured in terms of historical cost are converted using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences of non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss.

Exchange differences arising on monetary items that form part of the net investment in a foreign operation are taken to the profit and loss in the parent entity and against a foreign currency translation reserve on consolidation.

Where forward foreign exchange contracts are entered into to cover any anticipated excesses of revenue less expenses within foreign joint venture entities, they are converted at the ruling rates of exchange at the reporting period. The resulting foreign exchange gains and losses are taken to the income statement.

Notes to Financial Statements (continued)

1. Summary of accounting policies (continued)

(u) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts to be expected to be paid when the liabilities are settled. Liabilities for non-accumulated sick leave are recognised when leave is taken and measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expect future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations

All employees of GPT are entitled to benefits on retirement, disability or death from the GPT Group Superannuation Plan. The GPT Group Superannuation Plan has a defined contribution section within its plan. The defined contribution section receives fixed contributions and GPT's legal and constructive obligation is limited to these contributions. The employees of GPT are all members of the defined contribution section of the GPT Group Superannuation Plan.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

(iv) Profit-sharing and bonus plans

GPT recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(v) Provisions

Provisions for legal claims are recognised when: GPT has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of the obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item in the same class of obligations may be small.

(w) Distributions and dividends

Distributions and dividends are paid to security holders each quarter. A provision for distribution or dividend for the amount of any distribution or dividend declared, determined or publicly recommended by the directors on or before the end of the financial year is recognised in the balance sheet in the financial year in which the payment remains outstanding.

(x) Contributed equity

Ordinary units and shares are classified as equity.

Increase in costs directly attributable to the issue of new securities or options are shown in equity as a deduction, net of tax, from the proceeds.

On 10 June 2005, a stapled entity was formed by stapling together the units in the Trust to the shares in the Company. For the purposes of statutory reporting, the stapled entity reflects the consolidated entity.

(y) Revenue recognition

Rental income from operating leases is recognised on a straight line basis over the lease term. An asset is recognised to represent the portion of operating lease revenue in a reporting period relating to fixed increases in operating lease rentals in future periods. These assets are recognised as a component of investment properties. When GPT provides lease incentives to tenants, the costs of the incentives are recognised over the lease term, on a straight line basis, as a reduction of rental income.

Dividend and distribution income is recognised when declared. GPT's share of net profits from associates and joint venture entities is included in the consolidated income statement and has been separately disclosed. Revenue not received at balance date is included as a receivable in the balance sheet.

Notes to Financial Statements (continued)

1. Summary of accounting policies (continued)

(z) Earnings per security

Basic earnings per security
Basic earnings per security is calculated by dividing the net profit attributable to security holders of GPT, by the weighted average number of ordinary securities ('WANOS') outstanding during the financial year, adjusted for bonus elements in ordinary securities issued during the financial year. For the purpose of the calculation of the WANOS outstanding during the financial year, securities are taken to include those classified as liabilities up until 2 June 2005.

As there are no potential ordinary shares or securities, diluted earnings per security is the same as basic earnings per security.

(aa) Rounding of amounts

The financial report of GPT has been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest tenth of a million dollars, unless otherwise stated.

Notes to Financial Statements (continued)

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	31 Dec 2005	31 Dec 2004
	$M	$M	$M	$M
2. Finance costs and distributions paid and payable to security holders				
In respect of the six months ended 30 June 2005				
Finance costs of 5.7 cents per unit paid on 20 May 2005 (23 May 2004: 5.4 cents)	**115.0**	108.9	**115.0**	108.9
Distribution of 5.7 cents per unit paid on 26 Aug 2005 (23 Aug 2004: 5.5 cents)*	**115.0**	110.9	**115.0**	110.9
Finance costs and distributions paid for the six months ended 30 June 2005 11.4 cents per unit (30 Jun 2004: 10.9 cents)*	**230.0**	219.8	**230.0**	219.8
In respect of the six months ended 31 December 2005				
Distribution of 6.4 cents per unit paid on 21 Nov 2005 (22 Nov 2004: 5.5 cents)*	**129.0**	110.9	**129.0**	110.9
Distribution of 6.6 cents per unit payable on 23 Mar 2006 (25 Feb 2005: 5.6 cents)*	**133.1**	112.9	**133.1**	112.9
Distributions paid and payable for the six months ended 31 December 2005 13.0 cents per unit (31 Dec 2004: 11.1 cents)*	**262.1**	223.8	**262.1**	223.8
Finance costs and distributions paid or payable for the year ended 31 December 2005 24.4 cents per unit (31 Dec 2004: 22.0 cents)*	**492.1**	443.6	**492.1**	443.6
Undistributed income at 31 December	**8.8**	8.6	**8.8**	8.6

* Prior to 2 June 2005, returns to unitholders were classified as finance costs (refer to note 34(d)(i))

On 10 June 2005, security holders also received 15 cents per unit capital distribution of $302.5 million, referred to as the stapling distribution. Unitholders authorised GPT RE Limited (the new responsible entity for the Trust) to apply the stapling distribution to subscribe for shares in the Company of $302.5 million. For each unit held in the Trust unitholders received one share in the Company.

3. Reconciliation of Operating Income to Realised Operating Income / Distribution

	Consolidated 31 Dec 2005 $M	Consolidated 31 Dec 2004 $M	Parent entity 31 Dec 2005 $M	Parent entity 31 Dec 2004 $M
Profit after tax	**566.8**	-	**601.2**	-
Add: finance costs to security holders	**205.5**	1,009.4	**205.5**	1,009.4
Profit after tax before finance costs to security holders	**772.3**	1,009.4	**806.7**	1,009.4
Fair value adjustments	**(356.9)**	(596.7)	**(394.9)**	(590.5)
Revenue adjustments	**15.2**	13.7	**9.0**	7.5
Net gain on disposal of properties	**(10.0)**	(0.9)	**-**	-
Costs associated with internalisation	**62.3**	16.5	**54.7**	16.5
Other	**9.4**	-	**(0.3)**	(0.9)
Realised operating income	**492.3**	442.0	**475.2**	442.0
Undistributed income carried forward	**8.6**	7.6	**8.6**	7.6
Transfer from unrealised income entitlement	**-**	-	**17.1**	-
Transfer from security holder contributions	**-**	2.6	**-**	2.6
Distributable Realised Operating Income	**500.9**	452.2	**500.9**	452.2
Distributions/finance costs paid and payable	**492.1**	443.6	**492.1**	443.6
Undistributed realised operating income at the end of the financial year	**8.8**	8.6	**8.8**	8.6

Notes to Financial Statements (continued)

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**$M**	$M
4. Expenses				
Profit before income tax includes the following specific expenses:				
Depreciation				
Buildings	**3.8**	-	-	-
Plant and equipment	**3.4**	-	-	-
	7.2	-	-	-
Finance costs - net				
Interest and finance charges paid/payable	**186.6**	171.6	**186.6**	171.6
Amount capitalised	**(23.5)**	(20.3)	**(23.5)**	(20.3)
Finance costs incurred	**163.1**	151.3	**163.1**	151.3
Net (receipt)/payment on derivatives	**(7.5)**	(8.5)	**(7.5)**	(8.5)
Interest paid on loan to related entity	-	-	**5.1**	-
Finance costs expensed	**155.6**	142.8	**160.7**	142.8
Expenses from hotel operations				
Costs of sales	**20.4**	-	-	-
Employee costs	**42.2**	-	-	-
Consumables used	**18.1**	-	-	-
Other expenses	**13.8**	-	-	-
	94.5	-	-	-
Defined contribution superannuation expense	**3.8**	-	-	-
	$'000	$'000	**$'000**	$'000
Auditors' remuneration (note 26)	**2,859.2**	2,034.4	**2,749.2**	1,894.7
Responsible Entity's fee – GPT Management Limited	**15,353.0**	35,510.7	**8,528.3**	21,840.6
Responsible Entity's fee – GPT RE Limited	-	-	**12,208.6**	-
Total	**15,353.0**	35,510.7	**20,736.9**	21,840.6

GPT Management Limited, a wholly owned subsidiary of Lend Lease Corporation Limited, was the Responsible Entity of General Property Trust until replaced on 6 June 2005. The base management fee payable by GPT to GPT Management Limited was 0.40% per annum of gross assets, with a performance component, if applicable, of 5% of GPT's outperformance compared to the S&P/ASX Property 200 Accumulation Index. The total fee payable each six months was capped at 0.275% of the gross assets of the Trust. GPT Management Limited was entitled to receive all or part of the performance fee so that earnings per unit for each six month period were not less than the earnings per unit for the previous six month period. No performance fee was payable in respect of the period to 6 June 2005.

GPT RE Limited, a wholly owned subsidiary of GPT Management Holdings Limited, became the responsible entity on 6 June 2005. The base management fee payable by the Trust to GPT RE Limited was 0.40% per annum of gross assets, with a performance component, if applicable, of 5% of the Trust's outperformance compared to the S&P/ASX Property 200 Accumulation Index. The total fee payable each six months is capped at 0.275% of the gross assets of the Trust. GPT RE has recharged its costs incurred on a 100% recovery basis and has waived the right to an amount up to the capped amount.

Management and other administration costs associated with GPT RE Limited being the Responsible Entity for the Trust include employee costs, rent and outgoings and other associated costs.

Management and other administration costs	**12,208.6**	-	-	-

5. Income tax expense

Income tax expense

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	31 Dec 2005	31 Dec 2004
	$M	$M	$M	$M
Current tax	7.0	-	-	-
Deferred tax	(7.4)	-	-	-
	(0.4)	-	-	-

Numerical reconciliation of income tax expense to prima facie tax payable

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	31 Dec 2005	31 Dec 2004
	$M	$M	$M	$M
Profit before income tax expense	566.4	-	-	-
Less: profit attributed to entities not subject to tax	(589.0)	-	-	-
Profit before income tax expense subject to tax	(22.6)	-	-	-
Tax at the Australian tax rate of 30%	(6.8)	-	-	-
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Overhead costs	0.3	-	-	-
Investment impairment	12.7	-	-	-
Share of net profits of associates and joint ventures accounted for using the equity method	(6.7)	-	-	-
	(0.5)	-	-	-
Difference in overseas tax rates	0.1	-	-	-
Income tax expense	(0.4)	-	-	-

6. Cash and cash equivalents

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	31 Dec 2005	31 Dec 2004
	$M	$M	$M	$M
Cash at bank and on hand	76.4	29.2	12.5	23.5
Deposits at call	17.3	21.7	15.2	21.7
	93.7	50.9	27.7	45.2

Cash at bank and on hand

Cash at bank have floating interest rates between 4.98% and 5.38% for Australian Dollar balances and between 1.00% and 1.25% for the Euro balances (Dec 2004: AUD: between 4.95% and 5.13%, EUR: not applicable). These balances are at call. Cash on hand is non interest bearing.

Deposits at call

The deposits have floating interest rates ranging between 5.15% and 5.40% (Dec 2004: between 5.00% and 5.15%) for Australian Dollar balances and between 1.85% and 2.15% (Dec 2004: not applicable) on the Euro balances. These deposits have an average maturity of 30 days.

Notes to Financial Statements (continued)

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**$M**	$M
7. Receivables				
Trade receivables	**79.7**	37.0	**6.7**	6.0
Provision for doubtful receivables	**(1.7)**	(1.2)	**(0.8)**	(0.8)
	78.0	35.8	**5.9**	5.2
Distributions receivable from associates	**4.4**	5.6	**2.6**	4.2
Distributions receivable from joint ventures	**26.1**	-	**7.1**	-
Other debtors	**26.7**	17.5	-	-
Loans to controlled entities	-	-	-	7.1
Income tax receivable	**1.3**	-	-	-
	136.5	58.9	**15.6**	16.5

(i) Bad and doubtful trade receivables

The Trust has recognised a loss of $228,147 (2004: $117,321) in respect of bad and doubtful trade receivables during the year ended 31 December 2005. The loss has been included in 'other expenses' in the income statement.

8. Inventory				
General supplies - at cost	**1.0**	-	-	-
Food and beverage - at cost	**2.3**	-	-	-
Retail - at cost	**3.2**	-	-	-
Other - at cost	**2.6**	-	-	-
		-	-	-
	9.1	-	-	-
9. Other				
Prepayments	**13.1**	4.7	**3.9**	1.3

Notes to Financial Statements (continued)

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**$M**	$M
10. Derivative financial instruments				
Current assets				
Interest rate swap contracts ((a)(i))	**20.4**	11.2	**20.4**	11.2
Forward foreign exchange contracts ((a)(ii))	**6.9**	-	**6.9**	-
Total current derivative financial instrument assets	**27.3**	11.2	**27.3**	11.2
Current liabilities				
Interest rate swap contracts ((a)(i))	**31.3**	26.6	**31.3**	26.6
Forward foreign currency contracts ((a)(ii))	**3.0**	-	**3.0**	-
Total current derivative financial instrument liabilities	**34.3**	26.6	**34.3**	26.6

(a) Instruments used by the Group

GPT is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest and foreign exchange rates in accordance with the Group's financial risk management policies (refer to note 33).

(i) Interest rate swap contracts
GPT's short and medium term notes currently bear an average floating and fixed interest rate of 5.9% and 6.5% respectively. It is policy to protect borrowings from exposure to increasing interest rates. Accordingly, GPT has entered into interest rate swap contracts under which it is obliged to receive interest at floating and fixed rates and to pay interest at floating and fixed rates.

Swaps currently in place cover approximately 75% (2004: 100%) of the loan principal outstanding and are timed to expire as each loan repayment falls due. The fixed interest rates range between 4.9% and 6.0% (2004: 4.9% and 6.6%) and the variable rates are between 1.67% below and 0.8% above (2004: 0.5% below and 0.8% above) the 90 day bank bill rate which at balance date was 5.6% (2004: 5.4%).

At 31 December 2005, the notional principal amounts and periods of expiry of the interest rate swap contracts are as follows:

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**$M**	$M
Maturity				
Less than 1 year	**670.0**	550.0	**670.0**	550.0
1 - 2 years	**375.0**	195.0	**375.0**	195.0
2 - 3 years	**710.0**	700.0	**710.0**	700.0
3 - 4 years	**-**	550.0	**-**	550.0
4 – 5 years	**100.0**	200.0	**100.0**	200.0
Over 5 years	**1,050.0**	780.0	**1,050.0**	780.0
	2,905.0	2,975.0	**2,905.0**	2,975.0

The contracts require settlement of net interest receivable or payable every 90 days. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

10. Derivative financial instruments (continued)

(ii) Forward exchange contracts

The joint venture arrangement with Babcock & Brown is a global property vehicle which has invested in real estate opportunities in Europe and US. Its key activities include selective investment, active portfolio management, investment in development projects and property funds management. In order to protect against exchange rate movements, GPT has entered into forward exchange contracts to sell Euros equivalent to expected distributions from the joint venture. As management desires to have certainty over the Australian dollars received once the Euros are converted, GPT has entered into the forward contracts on behalf of the Euros received quarterly from the joint venture. As at balance date, GPT has not entered into any forward exchange contracts to protect against movements in the US dollar.

Contracts are entered into based on forecast distributions from the joint venture for the ensuing financial years. The contracts are timed to mature at the end of each quarter when the distribution is expected to be received from the joint venture.

The cash flows are expected to occur at various dates from the balance date to the period outlined below. At 31 December 2005, the details of outstanding contracts are:

	Sell Euros		Average exchange rate	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**AUD/EUR**	AUD/EUR
Maturity				
Less than 1 year	**39.0**	-	**0.5789**	-
1 - 2 years	**50.2**	-	**0.5662**	-
2 - 3 years	**58.6**	-	**0.5668**	-
3 - 4 years	**66.1**	-	**0.5668**	-
4 – 5 years	**66.3**	-	**0.5645**	-
Over 5 years	**9.4**	-	**0.5480**	-
Total	**289.6**			

Amounts disclosed above represent currency sold measured at the contracted rate.

Group and Parent

At balance date these contracts were an asset $6.9 million and a liability of $3.0 million. In the year ended 31 December 2005 there was a gain in the income statement from the increase in fair value of the net asset of $3.9 million during the year.

(b) Credit risk exposures

GPT undertakes all of its transactions in foreign exchange and interest rate contracts with financial institutions.

(c) Interest rate risk exposures

Refer to note 33 for GPT's exposure to interest rate risk on interest rate swaps.

Notes to Financial Statements (continued)

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**$M**	$M
11. Investment properties				
Retail	**4,345.7**	4,561.2	**2,219.1**	2,648.2
Office	**2,362.5**	1,950.8	**832.6**	737.2
Industrial	**354.8**	289.7	**326.6**	264.2
Hotel & Tourism	**182.1**	689.6	**-**	-
	7,245.1	7,491.3	**3,378.3**	3,649.6

The mixed class of asset (as referred to in note 12) has been allocated in the table above as follows:

- Melbourne Central: 64% Retail ($488.1m) and 36% Office ($274.0m) (Dec 2004: 62% Retail and 38% Office). Due to the redevelopment of the retail component of Melbourne Central, the allocation of the value was reviewed.

Reconciliation

Reconciliations of the carrying amounts of investment properties at the beginning and end of the current and previous financial year are set out below.

	Consolidated 31 Dec 2005 $M	Consolidated 31 Dec 2004 $M	Parent entity 31 Dec 2005 $M	Parent entity 31 Dec 2004 $M
Carrying amount at the beginning of the financial year	**7,491.3**	6,183.0	**3,649.6**	3,024.1
Additions	**244.2**	264.4	**100.0**	65.4
Acquisitions	**85.2**	311.7	**56.0**	149.1
Transfer from property, plant and equipment	**329.0**	126.5	**8.7**	16.3
Transfer (to) property, plant and equipment	**(586.5)**	-	**-**	-
Lease Incentives	**21.3**	40.9	**11.2**	11.0
Amortisation of lease incentives	**(15.2)**	(15.9)	**(6.7)**	(8.5)
Disposals	**(666.5)**	(19.6)	**(617.2)**	-
Net gain from fair value adjustments	**336.6**	597.3	**171.1**	392.2
Other	**5.7**	3.0	**5.6**	-
Carrying amount at end of the financial year	**7,245.1**	7,491.3	**3,378.3**	3,649.6

Notes to Financial Statements (continued)

12. Property Investments

For all the properties listed in this note, GPT holds an interest directly or through investments in other entities.

Consolidated 31 December 2005

	Investment Properties $M	Interests in Hotel Operations $M	Property under construction $M	Investments in Associates and Joint Ventures $M	Total $M
Retail	4,345.7	-	-	150.1	4,495.8
Office	2,362.5	-	-	1,118.2	3,480.7
Industrial	354.8	-	63.5	-	418.3
Investment in foreign operations	-	-	-	154.5	154.5
Hotel & Tourism	182.1	614.6	-	18.2	814.9
Masterplanned	-	-	-	14.9	14.9
	7,245.1	614.6	63.5	1,455.9	9,379.1

Consolidated 31 December 2004

	Investment Properties $M	Interests in Hotel Operations $M	Property under construction $M	Investments in Associates and Joint Ventures $M	Total $M
Retail	4,561.2	-	45.1	146.3	4,752.6
Office	1,950.8	-	81.3	1,047.8	3,079.9
Industrial	289.7	-	38.3	-	328.0
Hotel & Tourism	689.6	-	-	12.2	701.8
Masterplanned	-	-	-	11.5	11.5
	7,491.3	-	164.7	1,217.8	8,873.8

Prior to 30 June 2005, with the acquisition of Voyages Hotels and Resorts Pty Ltd, Hotel and Tourism assets were classified as investment properties.

Parent entity 31 December 2005

	Investment Properties $M	Interests in Hotel Operations $M	Property under construction $M	Investments in Associates and Joint Ventures $M	Total $M
Retail	2,219.1	-	-	150.1	2,369.2
Office	832.6	-	-	591.5	1,424.1
Industrial	326.6	-	3.9	-	330.5
Investment in foreign operations	-	-	-	19.6	19.6
	3,378.3	-	3.9	761.2	4,143.4

Parent entity 31 December 2004

	Investment Properties $M	Interests in Hotel Operations $M	Property under construction $M	Investments in Associates and Joint Ventures $M	Total $M
Retail	2,648.2	-	-	146.3	2,794.5
Office	737.2	-	-	542.8	1,280.0
Industrial	264.2	-	2.9	-	267.1
	3,649.6	-	2.9	689.1	4,341.6

The mixed class of assets (as referred to in table 12(a)) have been allocated in the table above as follows:

- Melbourne Central: 64% Retail ($488.1m) and 36% Office ($274.0m) (Dec 2004: 62% Retail and 38% Office).
- Brisbane Transit Centre : 83% Office ($51.0m) and 17% Hotel & Tourism ($10.5m) (Dec 2004: 83% Office ($46.1m) and 17% Hotel & Tourism ($9.5m))

Notes to Financial Statements (continued)

12. Property Investments

(a) Investment Properties

Name	Ownership	Acquisition Date	Acquisition Price	Total Cost including Additions and Lease Incentives	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation	Movement since Independent Valuation	Fair Value 31 Dec 05
	% [1]		$M	$M			$M	$M	$M
RETAIL									
Casuarina Square	100	Oct 1973	4.5	152.1	Dec 2004	Knight Frank	330.0	20.0	350.0
NT						KL Goddard, FAPI			
Charlestown Square	100	Dec 1977	7.3	186.9	Dec 2004	CB Richard Ellis	385.5[2]	24.5	410.0
NSW						J Barras, AAPI			
Pacific Highway, Charlestown	100	Oct 2002	7.1	8.0	Sep 2003	Knight Frank	7.0	0.9	7.9
NSW		Jul 2003	5.3	5.3		KL Goddard, FAPI	-	-	5.3
Dandenong Plaza	100	Dec 1993	60.2	193.6	Sep 2003	FPDSavills (NSW)	205.0	3.1	208.1
VIC		Dec 1999	60.3	60.3		AD Johnston, AAPI			
Erina Fair	33.3%	Jun 1992	55.1	164.6	Dec 2004	Knight Frank	258.5	0.8	259.3
NSW	Freehold					KL Goddard, FAPI			
Penrith Plaza[3]	50	Jun 1971	212.7	306.5	Dec 2004	CB Richard Ellis	352.4	52.7	405.1
NSW						M Steur, AAPI			
Sunshine Plaza	50	Dec 1992	32.8	184.8	Dec 2005	Knight Frank	295.0	-	295.0
QLD		Sep 2004	130.4			P Kwan, AAPI			
Plaza Parade	50	Jun 1999	4.7	12.0	Dec 2005	Knight Frank	13.5	-	13.5
QLD						P Kwan, AAPI			
Woden Plaza [4]	50	Feb 1986	42.0	130.0	Dec 2004	Knight Frank	242.0	-	242.0
ACT	Leasehold					KL Goddard, FAPI			
Rouse Hill	100	Dec 2005	22.9	22.9	-	-	-	-	22.9
NSW									
General Property Trust									**2,219.1**

(1) Freehold, unless otherwise stated.
(2) Valuation for Charlestown was $385m, which did not include $0.5m of land.
(3) Penrith Plaza balance includes the properties previously listed out separately: Borec House, High Street Penrith, Riley Square and Penrith Cinemas.
(4) Woden balance includes Bonner House a property that was previously listed separately.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

Notes to Financial Statements (continued)

12. Property Investments (continued)

(a) Investment Properties (continued)

Name	Ownership	Acquisition Date	Acquisition Price	Total Cost including Additions and Lease Incentives	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation	Movement since Independent Valuation	Fair Value 31 Dec 05
	% [1]		$M	$M			$M	$M	$M
RETAIL									
Carlingford Court NSW	100	Jul 1996	80.1	139.5	Dec 2004	CB Richard Ellis J Barras, AAPI	158.0	1.6	159.6
Chirnside Park VIC	100	Jul 1996	80.5	137.4	Dec 2004	Knight Frank KL Goddard, FAPI	166.0	9.1	175.1
Wollongong Central NSW	100	Jul 1996 Oct 1998	54.0 34.8	122.4	Dec 2004	Knight Frank KL Goddard, FAPI	200.7[2]	3.2	203.9
Floreat Forum WA	100	Jul 1996	33.3	87.8	Mar 2004	Knight Frank M Crowe, AAPI	95.0	0.8	95.8
Forestway Shopping Centre NSW	100	Jul 1996	27.0	44.0	Sep 2004	Knight Frank KL Goddard, FAPI	64.0	1.3	65.3
Macarthur Square NSW	50	Dec 1999	135.0	244.4	Dec 2004	CB Richard Ellis M Steur, AAPI	233.9	78.0	311.9
Parkmore Shopping Centre VIC	100	Jul 1996	120.0	132.1	Dec 2004	Knight Frank KL Goddard, FAPI	145.0	1.1	146.1
Homemaker City Aspley QLD	100	Nov 2001	43.2	53.2	Jun 2005	Knight Frank P Kwan, AAPI	60.0	-	60.0
Homemaker City Bankstown NSW	100	Nov 2001	38.5	40.5	Sep 2003	FPDSavills AD Johnston, AAPI	44.0	6.0	50.0
Homemaker City Cannon Hill QLD	100	Nov 2001	13.9	14.8	Sep 2003	Jones Lang LaSalle J Apted, FAPI	15.7	3.3	19.0
Homemaker City Epping VIC	100	Aug 2003	37.7	38.1	-	-	-	-	31.1
Homemaker City Fortitude Valley [3] QLD	100	Dec 2001	7.2	122.8	Sep 2003	CB Richard Ellis T Irving, AAPI	31.6	94.4	126.0
Homemaker City Jindalee QLD	100	Nov 2001	38.7	40.8	Sep 2004	Jones Lang LaSalle J Apted, FAPI	55.0	8.0	63.0
Homemaker City Maribyrnong VIC	100	Nov 2001	35.5	35.9	Sep 2003	Knight Frank MJ Schuh, AAPI	47.3	4.3	51.6
Homemaker City Moorabbin VIC	100	Jul 2002	33.3	33.4	Jun 2005	Knight Frank M Schuh, AAPI	34.0	-	34.0
Homemaker City Mt Gravatt QLD	100	Nov 2001	17.9	19.6	Mar 2005	Knight Frank P Kwan, AAPI	22.2	2.8	25.0
Homemaker City Windsor QLD	100	Nov 2001	20.0	20.5	Jun 2005	CB Richard Ellis T Irving, AAPI	21.0	0.1	21.1
GEM Retail Property Trust									**1,638.5**
Retail portion of Melbourne Central [4]									488.1
Total Retail									**4,345.7**

(1) Freehold, unless otherwise stated.
(2) Valuation for Wollongong was $195m, which did not include land of $5.7m.
(3) Homemaker Fortitude Valley includes the redevelopment stages 2 & 3.
(4) Melbourne Central: 64% Retail ($488.1m) and 36% Office ($274.0m) (Dec 2004: 62% Retail and 38% Office).

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

Notes to Financial Statements (continued)

12. Property Investments (continued)

(a) Investment Properties (continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $M	Total Cost including Additions and Lease Incentives $M	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $M	Movement since Independent Valuation $M	Fair Value 31 Dec 05 $M
OFFICE									
Australia Square NSW	50	Sep 1981	42.5	154.8	Jun 2004	Jones Lang LaSalle J Dillon, AAPI	178.0	22.0	200.0
MLC Centre NSW	50	Apr 1987	233.5	319.3	Mar 2004	CB Richard Ellis S Fairfax, AAPI	284.5	17.0	301.5
Riverside Centre QLD	100	Apr 1984	250.7	305.7	Sep 2005	Colliers W Doherty, AAPI	289.0	21.0	310.0
Indigo House (formerly Black Ink House) QLD	100	Apr 1984	9.1	15.9	Sep 2005	Colliers W Doherty, AAPI	21.0	0.1	21.1
General Property Trust									**832.6**
179 Elizabeth Street NSW	100	Sep 1998	59.4	68.0	Sep 2003	FPDSavills A Pannifex FAPI	81.0	9.0	90.0
10 & 12 Mort Street ACT	100 Leasehold	Jul 1996	58.6	60.5	Dec 2003	Jones Lang LaSalle RJ Lawrie, AAPI	50.0	2.4	52.4
530 Collins Street VIC	100	Jul 1996	301.8	313.8	Sep 2003	Urbis RJ Scrivener, FAPI	311.8	13.2	325.0
Darling Park Tower 3 NSW	100	Sep 2005	241.1	241.1	Dec 2005	Colliers D Burgess, AAPI	250.0	-	250.0
HSBC Centre, 580 George St NSW	100	Jul 1996	180.0	216.8	Mar 2004	CB Richard Ellis S Fairfax, AAPI	227.0	25.0	252.0
National@Docklands Building 1 Victoria Harbour, VIC	100	Feb 2002	7.4	133.1	Mar 2004	Knight Frank MJ Schuh, AAPI	140.0	18.5	158.5
National@Docklands Building 2 Victoria Harbour, VIC	100	Feb 2002	6.3	110.2	Sep 2004	Knight Frank MJ Schuh, AAPI	115.3	12.7	128.0
GEM Commercial Property Trust									**1,255.9**
Office portion of Melbourne Central (2)									**274.0**
Total Office									**2,362.5**

(1) Freehold, unless otherwise stated.
(2) Melbourne Central: 64.0% Retail ($488.1m) and 36.0% Office ($274.0m) (Dec 2004: 62.0% Retail and 38.0% Office).

Name	Ownership %	Acquisition Date	Acquisition Price $M	Total Cost $M	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $M	Movement since Independent Valuation $M	Fair Value 31 Dec 05 $M
MIXED									
Melbourne Central	100	May 1999	410.2	734.2	Sep 2004	Jones Lang LaSalle B Sweeney, AAPI	677.4	84.5	762.1
VIC		Mar 2001	17.1						
		(3)	3.5						
			430.8						
Total Mixed									**762.1**

(3) Acquisition costs.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

Notes to Financial Statements (continued)

12. Property Investments (continued)

(a) Investment Properties (continued)

Name	Ownership	Acquisition Date	Acquisition Price	Total Cost including Additions and Lease Incentives	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation	Movement since Independent Valuation	Fair Value 31 Dec 05
	% (1)		$M	$M			$M	$M	$M
INDUSTRIAL									
Harvey Road Kings Park NSW	100	May 1999	24.9	24.9	Mar 2005	Savills (NSW) M Pisano, AAPI	31.0	1.0	32.0
Part Citi-West Industrial Estate Grieve Pde & Dohertys Road Altona North VIC	100	Aug 1994	60.0	69.6	Mar 2003	FPDSavills R Bowman, AAPI	55.3	7.2	62.5
Castle Hill land	100	Jan 2003	8.7	8.7	Sep 2004	WK Wotton W Wotton, FAPI	8.7	-	8.7
Quad 1, Parkview Drive Homebush Bay NSW	100 Leasehold	Jun 2001	15.5	15.6	Jun 2004	Colliers International A Graham, AAPI	16.6	-	16.6
Quad 2, Parkview Drive Homebush Bay NSW	100 Leasehold	Dec 2001	2.3	15.8	Jun 2004	Colliers International A Graham, AAPI	18.7	0.4	19.1
Quad 3, Parkview Drive Homebush Bay NSW	100 Leasehold	Mar 2003	2.7	16.0	-	-	-	-	18.9
8 Herb Elliott Homebush Bay NSW	100 Leasehold	Aug 2004	8.5	8.5	-	-	-	-	8.5
5 Figtree Drive Homebush Bay NSW	100 Leasehold	Jul 2005	20.2	20.2	-	-	-	-	20.2
7 Figtree Drive Homebush Bay NSW	100 Leasehold	Jul 2004	10.2	10.2	-	-	-	-	10.2
7 Parkview Drive Homebush Bay NSW	100 Leasehold	May 2002	16.1	16.2	May 2005	Knight Frank TM Phelan, FAPI	18.0	0.2	18.2
11 Grand Ave, Camellia Camellia NSW	100	May 1998	9.9	57.6	Sep 2003	Knight Frank WR Retallick, FAPI	58.0	7.6	65.6
15 Berry Street Granville NSW	100	Nov 2000	10.0	10.4	Sep 2003	Knight Frank WR Retallick, FAPI	10.8	1.9	12.7
19 Berry Street Granville NSW	100	Dec 2000	18.8	18.9	Sep 2003	Knight Frank WR Retallick, FAPI	20.5	-	20.5
Yeerongpilly Park Fairfield NSW	100	Nov 2005	12.9	12.9	-	-	-	-	12.9
General Property Trust									**326.6**
Austrak Business Park, Somerton VIC	50	Oct 2003	25.5	25.5	-	-	-	-	28.2(2)
Total Industrial									**354.8**

(1) Freehold, unless otherwise stated.
(2) Balance on includes land portion only.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

Company - GPT RE Limited
File No 34819

12. Property Investments (continued)

(a) Investment Properties (continued)

Name	Ownership	Acquisition Date	Acquisition Price	Total Cost including Additions and Lease Incentives	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation	Movement since Independent Valuation	Fair Value 31 Dec 05
	% [1]		$M	$M			$M	$M	$M
HOTEL & TOURISM									
Four Points by Sheraton Hotel Sydney, NSW	100 Leasehold	May 2000	146.1	172.4	Mar 2005	Knight Frank AFH Bell, MRICS AAPI	181.0	8.1	189.1
	Security Deposit								(7.0)[2]
Total Hotel & Tourism									**182.1**
Total General Property Trust									**3,378.3**
Total Investment Properties									**7,245.1**

(b) Interest in Hotel Operations

Name	Ownership	Acquisition Date	Acquisition Price	Total Cost including Additions and Lease Incentives	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation	Movement since Independent Valuation	Fair Value 31 Dec 05
HOTEL & TOURISM									
Ayers Rock Resort NT	100	Dec 1997	231.9	362.5	Mar 2004	JLL Hotels MA Cooper, AAPI	353.8[3]	53.4	407.2
Cape Tribulation Resorts QLD	100 Part leasehold	Mar 2002	11.5	20.5	Mar 2005	Colliers International MD Thomson, MRICS AAPI	12.0	0.4	12.4
Wildman River NT	100 Part leasehold	Jun 2001	0.5	1.1	Mar 2004	JLL Hotels MA Cooper, AAPI	0.5	0.1	0.6
Bedarra Island Resort QLD	100	Jul 2004	25.6	26.2	-	-	-	-	22.0
Brampton Island Resort QLD	100 Leasehold	Mar 2005	11.8	12.8	-	-	-	-	23.6
Cradle Mountain Resort TAS	100 Part leasehold	Jul 2004	11.2	15.7	-	-	-	-	19.4
Dunk Island Resort QLD	100 Part leasehold	Jul 2004	55.3	59.2	-	-	-	-	52.8
El Questro Resort QLD	100	Jul 2005	17.4	18.2	-	-	-	-	16.5
Heron Island (including Wilson Island) QLD	100 Leasehold	Jul 2004	44.7	45.2	-	-	-	-	39.8
Silky Oaks Lodge QLD	100	Jul 2004	18.5	18.8	-	-	-	-	17.3
Wrotham Park QLD	100 Leasehold	Jul 2004	7.3	9.2	-	-	-	-	3.0
Total Owner Occupied Hotel Property									**614.6**

(1) Freehold, unless otherwise stated.
(2) Security deposit held by GPT.
(3) Valuation for Ayers Rock Resort was $360m, of which $6.2m related to plant and equipment owned by Voyages Hotels & Resorts Pty Limited.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

Notes to Financial Statements (continued)

12. Property Investments (continued)

(c) Property under Construction

Name	Ownership % (1)	Acquisition Date	Acquisition Price $M	Total Cost including Additions and Lease Incentives $M	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $M	Movement since Independent Valuation $M	Fair Value 31 Dec 05 $M
PROPERTY UNDER CONSTRUCTION									
INDUSTRIAL									
Quad 4, Parkview Drive Homebush Bay NSW	100 Leasehold	Jun 2004	2.7	3.9	-	-	-	-	3.9
Austrak Business Park, Somerton VIC	50	Oct 2003	22.3	59.4	-	-	-	-	59.6
Total Property Under Construction									**63.5**

(d) Investments in Associates and Joint Ventures

Name	Ownership % (1)	Acquisition Date	Acquisition Price $M	Total Cost including Additions and Lease Incentives $M	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $M	Movement since Independent Valuation $M	Fair Value 31 Dec 05 $M
RETAIL									
Erina Fair NSW	16.7 Units in Trust	Jun 1992	55.1	70.9	Dec 2004	Knight Frank KL Goddard, FAPI	129.2	0.4	129.6[2]
Horton Parade QLD	50 Units in Trust	Jun 1998	3.8	7.7	Dec 2005	Knight Frank P Kwan, AAPI	10.0	-	10.0[2]
Maroochydore Superstore Plaza QLD		Feb 1999	5.5	8.4 16.1	Dec 2005	Knight Frank P Kwan, AAPI	10.5[4]	-	10.5[2]
General Property Trust									150.1
Total Retail									**150.1**
OFFICE									
Citigroup Centre NSW	50 Units in Trusts	Jul 2001 Dec 2001	51.2 212.4 0.8	268.5	Dec 2005	Savills (NSW) A Pannifex, FAPI	315.0	-	315.0[2] (1.7)[3]
1 Farrer Place NSW	25 Units in Trust	Dec-2003	253.6	263.2	Dec 2005	CB Richard Ellis S Fairfax, AAPI	278.2	-	278.5[2] (0.3)[3]
General Property Trust									**591.6**
Darling Park Complex NSW	50 Units in Trusts	Jun 2000 Mar 2001	289.1 112.0	471.3	Dec 2005	Colliers International D Burgess, AAPI	477.5	-	477.5[2] (1.8)[3]
GEM Commercial Trust									**475.7**
Office portion of Brisbane Transit Centre									**51.0**
Total Office									**1,118.2**
HOTEL & TOURISM									
Kings Canyon (Watarrka) Resort Trust NT	46 Units in Trust	Jun 2005	7.4	7.4	-	-	-	-	7.4 0.3[3]
Hotel portion of Brisbane Transit Centre									**10.5**
Total Hotel & Tourism									**18.2**
Total equity accounted investments									**1,286.5**
MIXED									
Brisbane Transit Centre QLD	50 Units in Trust	Nov 1997	42.6	47.5	Jun 2005	Jones Lang LaSalle J Apted, FAPI	59.3[5]	2.2	61.5[2]
Total Mixed									**61.5**

(1) Freehold, unless otherwise stated.
(2) Share of Associates' property assets. The value of the Trust's interest in the Associates' property assets is included in the valuation.
(3) Share of Associates' other property related net assets/(liabilities) which have been included as property (refer note 1(d)).
(4) Valuation of Maroochydore superstore was $7.5m, which did not include the land of $3m
(5) Valuation for Brisbane Transit Centre was $60m, which included $0.7m for plant and equipment owned by Roma Street Operations Pty Limited.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

Notes to Financial Statements (continued)

12. Property Investments (continued)

(e) Additions to existing Property Investments

During the year the following additions and lease incentives were made to existing property investments:

	Consolidated	
	31 Dec 2005	31 Dec 2004
	$M	$M
Retail	258.6	143.1
Office	206.6	145.5
Industrial	26.0	133.9
Masterplanned	4.1	12.7
Hotel & Tourism	29.1	17.7
	524.4	452.9

Additions to Property Investments include capitalised interest on redevelopment of $23.5 million using an interest rate of 7.0% (Dec 2004: $20.3 million using 6.92%).

Melbourne Central
The $260 million redevelopment of Melbourne Central was completed in the second half of 2005.

Macarthur Square
Construction commenced in September 2004 on the $218 million (GPT's share $109 million) expansion of Macarthur Square. The first stage of the development opened in the second half of 2005 and the second stage is expected to be completed in early 2006.

Penrith Plaza
The $140 million expansion of Penrith Plaza was completed in the second half of 2005.

Rouse Hill Town Centre
A Masterplan Development Application was approved in March 2004 for the Rouse Hill Regional Centre. Construction on the town centre component is expected to commence in early 2006 with the first stage expected to be completed in late 2007, and the second stage completed in the first half of 2008.

Homemaker City Fortitude Valley - Stage 2
In March 2004, GPT acquired a land parcel on which Stage 2 of the Homemaker City Fortitude Valley has been developed. The centre was completed in the second half of 2005 at a total cost of $53.0 million including acquisition costs.

Darling Park Stage 3
In April 2004, GPT purchased the Darling Park 3 leasehold and entered into a development agreement with Lend Lease Development to develop the 29,800 sqm final tower of the Darling Park complex. The tower reached Practical Completion in December 2005 and has been 85% leased to Marsh Mercer and Rabobank.

The Quad, Parkview Drive, Homebush Bay
Construction commenced in December 2005 on the fourth stage of The Quad Business Park. Quad 4 is scheduled for completion in December 2006 at a forecast cost of $27 million, including land.

Ayers Rock Resort
The refurbishment of the 60 guest rooms at Desert Gardens Hotel was completed in September 2005 with a total cost of $2.8 million.

Voyages Lodges
The portfolio comprises 11 resorts and 779 rooms. These include Cape Tribulation (acquired March 2002), P&O Resorts (acquired July 2004) and El Questro (acquired July 2005). The refurbishment of Cradle Mountain Lodge was completed in November 2005. The work included a mixture of full and soft refurbishment of 83 guest rooms as well as the restaurant at a cost of approximately $3.8 million.

Austrak Business Park
Construction commenced in August 2005 on the $100 million Coles Myer National Distribution centre (GPT's share $50 million) & the $20 million Labelmakers facility (GPT share $10 million) at the Austrak Business Park, Somerton. Labelmakers is due for completion in first quarter 2006 and Coles Myer in early 2007.

Notes to Financial Statements (continued)

12. Property Investments (continued)

(f) Purchase of Investments

Homemaker City Fortitude Valley - Stage 3
In March 2005, GPT acquired the remaining component of Fortitude Valley for $35.6 million.

Fairfield Rd, Yeerongpilly
In November 2005 GPT acquired a 100% interest in Fairfield Rd, Yeerongpilly for $12.9 million. The property is leased to Barclay Mowlem for 10 years.

5 Figtree Drive, Homebush
In August 2005 GPT acquired a 100% interest in 5 Figtree Drive, Sydney Olympic Park for $19 million. The property is leases to ACER Computer Australia Pty Ltd until 2009.

(g) Disposal of Investments

Homemaker City Underwood
Homemaker City Underwood was divested in June 2005 for $19.0 million.

Macarthur
In June 2005, GPT divested a parcel of surplus land for $2.4 million (50% interest).

Melbourne Central - Heritage Building
In June 2005, GPT divested a surplus property in Little Lonsdale St for $2.9 million.

120 King Street
In December 2005, GPT exchanged contracts unconditionally for $9.3 million.

Homemaker City Castle Hill
In December 2005, GPT exchanged contracts unconditionally for $27.0 million.

Penrith Plaza
On 1 July 2005, GPT divested its 50% interest in Penrith Plaza for $352.4 million.

Woden Plaza
On 1 July 2005, GPT divested its 50% interest in Woden Plaza for $242.4 million.

(h) Other information

Four Points by Sheraton Hotel
The property is wholly owned by GPT. GPT also has a 40% interest in an associated company, 161 Sussex Street Pty Limited ('161 Sussex') which leases and operates the hotel. Starwood Pacific Hotels Pty Limited ('Starwood'), a wholly owned subsidiary of Starwood Hotels and Resorts Worldwide Inc. owns the remaining 60% interest.

In May 2000, 161 Sussex leased the hotel from GPT for ten years, with 161 Sussex having an option to extend the lease for a further term of five years. After May 2005 the lease may be terminated by GPT if the hotel is sold. 161 Sussex has provided a security deposit of $7.0 million.

At the time of acquisition, GPT provided a loan to 161 Sussex to fund its purchase of business assets, the payment of the security deposit and initial working capital requirements. The loan balance at December 2005 was $2.8 million. Since acquisition GPT has invested an additional $2.6 million in equity in 161 Sussex.

Notes to Financial Statements (continued)

12. Property Investments (continued)

(i) Commitments

Capital expenditure

At balance date capital expenditure approved but not provided for in the financial report:

	Consolidated 31 Dec 2005 $M	Consolidated 31 Dec 2004 $M	Parent entity 31 Dec 2005 $M	Parent entity 31 Dec 2004 $M
Due within 1 year	**62.5**	321.9	**24.3**	103.7
Due between 1 and 5 years	**32.2**	70.6	-	8.7
	94.7	392.5	**24.3**	112.4

Operating leases

Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial report:

	Consolidated 31 Dec 2005 $M	Consolidated 31 Dec 2004 $M	Parent entity 31 Dec 2005 $M	Parent entity 31 Dec 2004 $M
Due within 1 year	**5.6**	0.2	**0.1**	0.1
Due between 1 and 5 years	**18.8**	0.9	**0.5**	0.5
Due between 5 years and expiry date of leases	**56.6**	2.2	**0.5**	0.7
	81.0	3.3	**1.1**	1.3

Of the total operating lease commitments, $55.6 million relates to an operating lease with SEA Island Holdings for the use of Lizard Island. The calculation is based on the current monthly rental. The rental payment increases every 2 years by the rate of CPI in Brisbane, which has not been reflected in the above disclosure. This operating lease also requires the payment of 10% of all beverages sold and 20% of all accommodation and meal revenue to SEA Island Holdings, payable on a half yearly basis. These amounts have not been included in the $55.6 million commitment.

Other commitments

Estimated aggregate amount of other commitments agreed or contracted but not provided for in the financial report:

	Consolidated 31 Dec 2005 $M	Consolidated 31 Dec 2004 $M	Parent entity 31 Dec 2005 $M	Parent entity 31 Dec 2004 $M
Due within 1 year	**20.0**	-	-	-
Due between 1 and 5 years	**36.4**	-	-	-
Due between 5 years and expiry date of leases	-	-	-	-
	56.4	-	-	-

These include medium term retention arrangements for certain GPT employees as a result of the transition from being Lend Lease employees to GPT employees.

13. Investment in controlled entities

	Consolidated 31 Dec 2005 $M	Consolidated 31 Dec 2004 $M	Parent entity 31 Dec 2005 $M	Parent entity 31 Dec 2004 $M
Unlisted units in controlled trusts				
- GEM Retail Property Trust	-	-	**1,616.4**	1,497.6
- GEM Commercial Property Trust	-	-	**1,774.4**	1,527.8
- GPT Hotel Trust	-	-	**849.1**	700.5
- GPT Industrial Trust	-	-	**83.4**	60.9
- GPT Residential Trust	-	-	**38.4**	34.7
- Melbourne Central Unit Trust	-	-	**705.4**	659.8
	-	-	**5,067.1**	4,481.3
Unlisted shares in corporations				
- GPT Pty Limited	-	-	**0.1**	0.1
- Melbourne Central Holdings Pty Limited	-	-	**47.7**	47.7
	-	-	**47.8**	47.8
	-	-	**5,114.9**	4,529.1

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**$M**	$M
14. Investment in joint ventures				
Holding Investment Property				
- Erina Property Trust	**129.6**	129.2	**129.6**	129.2
- Horton Trust	**20.5**	17.1	**20.5**	17.1
- Darling Park Trust	**285.4**	275.0	-	-
- Darling Park Property Trust	**190.3**	184.4	-	-
- 1 Farrer Place Trust	**278.2**	256.3	**278.2**	256.3
- 2 Park Street Trust	**313.3**	286.5	**313.3**	286.5
- Roma Street Trust	**61.5**	54.9	-	-
	1,278.8	1,203.4	**741.6**	689.1
Managing Investment Property				
- Darling Park Operator	-	-	-	-
European Investments				
- BGP Investment S.a.r.l.	**134.9**	-	-	-
US Investments				
- Babcock & Brown GPT REIT Inc	**19.6**	-	**19.6**	-
	154.5	-	**19.6**	-
Total Investment in joint ventures	**1,433.3**	1,203.4	**761.2**	689.1

(a) Joint venture entity

GPT has entered into a joint venture arrangement with Babcock & Brown to identify and invest in real estate opportunities which offer superior risk adjusted returns, and establish and manage third party funds. The parent entity has a 50% participating interest in a new global property vehicle, with an initial focus on Europe and the US but encompassing other markets. Its key activities will include selective investment, active portfolio management, investment in development projects and property funds management. The parent entity interests in the assets employed in the joint venture are included in the consolidated balance sheet, in accordance with the accounting policy described in note 1(d), under the following classifications:

At 31 December 2005, GPT held equity of $134.9 million and a loan of $603.6 million in the European joint venture, BGP Investment S.a.r.l. $19.6 million of equity and a loan of $85.7 million is held in the US joint venture Babcock & Brown GPT REIT Inc.

Notes to Financial Statements (continued)

15. Investments in associates

Information relating to associates is set out below:

Name of entity	Ownership Interest 2005 %	Ownership Interest 2004 %	Consolidated 31 Dec 2005 $M	Consolidated 31 Dec 2004 $M	Parent entity 31 Dec 2005 $M	Parent entity 31 Dec 2004 $M
Unlisted						
Holding Investment Property						
- Kings Canyon (Watarrka) Resort Trust	**46**	46	**7.7**	-	-	-
Managing Investment Property						
- 161 Sussex St Pty Limited	**40**	40	**0.8**	0.1	-	-
Master-planned Urban Communities						
- Lend Lease GPT (Rouse Hill) Pty Limited	**49**	49	**4.3**	3.3	-	-
- Lend Lease (Twin Waters) Resort Pty Limited	**49**	49	**10.6**	8.2	-	-
			23.4	11.6	-	-

Each of the above associate's principal activity is property investment and is incorporated in Australia.

All Associates have a reporting period of 30 June, except for 161 Sussex St Pty Limited which have a reporting period of 31 December.

(a) Movements in carrying amounts

	Consolidated 31 Dec 2005 $M	Consolidated 31 Dec 2004 $M	Parent entity 31 Dec 2005 $M	Parent entity 31 Dec 2004 $M
Carrying amount at the beginning of the financial year	**11.6**	6.6	-	-
Share of profits before income tax	**4.4**	5.0	-	-
Acquisition of associate	**7.4**	-	-	-
Carrying amount at the end of the financial year	**23.4**	11.6	-	-

(b) Share of associates' profits or losses

	Consolidated 31 Dec 2005 $M	Consolidated 31 Dec 2004 $M	Parent entity 31 Dec 2005 $M	Parent entity 31 Dec 2004 $M
Profit before income tax	**4.4**	5.0	-	-
Income tax expense	-	-	-	-
Profit after income tax	**4.4**	5.0	-	-

(c) Summarised financial information of associates

	GPT's share of: Assets $M	Liabilities $M	Revenues $M	Profit $M
31 December 2005				
Kings Canyon (Watarrka) Resort Trust	10.6	3.3	3.2	0.3
161 Sussex St Pty Limited	5.8	5.1	5.9	0.7
Lend Lease (Twin Waters) Resort Pty Limited	5.9	1.2	4.2	2.3
Lend Lease GPT (Rouse Hill) Pty Limited	13.9	2.2	7.6	1.1
	36.2	11.8	20.9	4.4
31 December 2004				
161 Sussex St Pty Limited	7.3	6.1	5.5	0.1
Lend Lease GPT (Rouse Hill) Pty Limited	11.4	8.7	4.2	2.3
Lend Lease (Twin Waters) Resort Pty Limited	29.1	22.3	7.6	2.6
	47.8	37.1	17.3	5.0

16. Property, plant and equipment

	Note	Property under Construction* $M	Hotel Property including fixtures & fittings# $M	Office fixtures, fittings & operating equipment $M	Total $M
Consolidated					
At 1 January 2004					
- Cost or fair value*		101.2	-	-	101.2
- Accumulated depreciation		-	-	-	-
Net book amount		101.2	-	-	101.2
Year ended 31 December 2004					
Opening net book amount		101.2	-	-	101.2
Additions		190.0	-	-	190.0
Transfer from/(to) investment properties		(126.5)	-	-	(126.5)
Closing carrying value		164.7	-	-	164.7
At 31 December 2004					
- Cost or fair value*		164.7	-	-	164.7
- Accumulated depreciation		-	-	-	-
Net book amount		164.7	-	-	164.7
Year ended 31 December 2005					
Opening net book amount		164.7	-	-	164.7
Additions		227.8	37.2	4.4	269.4
Transfer from/(to) investment properties	12	(329.0)	586.5	-	257.5
Revaluations		-	4.7	-	4.7
Depreciation charge		-	(7.0)	(0.2)	(7.2)
Closing carrying value		63.5	621.4	4.2	689.1
At 31 December 2005					
- Cost or fair value*		63.5	621.8	4.4	689.7
- Accumulated depreciation		-	(0.4)	(0.2)	(0.6)
Net book amount		63.5	621.4	4.2	689.1

* Property under construction is held at cost.
# Hotel property is held at fair value while hotel property fixtures and fittings is carried at cost less accumulated depreciation.

16. Property, plant and equipment (continued)

Parent

	Property under Construction* $M	Total $M
Year ended 31 December 2004		
Opening net book amount	-	-
Additions	2.9	2.9
Disposals	-	-
Transfer from/(to) investment properties	-	-
Transfer from/(to) assets held for sale	-	-
Transfer from investment in associates	-	-
Revaluations	-	-
Depreciation charge	-	-
Closing carrying value	2.9	2.9
At 31 December 2004		
- Cost or fair value*	2.9	2.9
- Accumulated depreciation	-	-
Net book amount	2.9	2.9
Year ended 31 December 2005		
Opening net book amount	2.9	2.9
Additions	1.0	1.0
Disposals	-	-
Transfer from/(to) investment properties	-	-
Transfer from/(to) assets held for sale	-	-
Transfer from investment in associates	-	-
Revaluations	-	-
Depreciation charge	-	-
Closing carrying value	3.9	3.9
At 31 December 2005		
- Cost or fair value*	3.9	3.9
- Accumulated depreciation	-	-
Net book amount	3.9	3.9

* Property under construction is held at cost.

Notes to Financial Statements (continued)

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**$M**	$M
17. Other financial assets				
Loans to Joint Ventures and Associates				
- 161 Sussex St Pty Limited	**2.8**	2.8	-	-
- Lend Lease (Twin Waters) Pty Limited	**17.9**	16.5	-	-
- Lend Lease GPT (Rouse Hill) Pty Limited	**7.4**	8.1	-	-
- BGP Investment S.a.r.l.	**603.6**	-	**603.6**	-
- Babcock & Brown GPT REIT Inc	**85.7**	-	**85.7**	-
	717.4	27.4	**689.3**	-
Loans to Voyages Hotels & Resorts Pty Limited				
- Working Capital Loan	-	18.5	-	-
- Acquisition Loan	-	48.1	-	48.1
	-	66.6	-	48.1
Unlisted shares in corporations				
- Voyages Hotels & Resorts Pty Limited	-	8.0	-	-
- Roma Street Operations Pty Limited	**0.7**	0.7	-	-
	0.7	8.7	-	-
	718.1	102.7	**689.3**	48.1

18. Deferred tax asset

The balance comprises temporary differences attributable to:

Amounts recognised in profit or loss				
Employee benefits	2.9	-	-	-
Overhead costs	0.5	-	-	-
Depreciation and amortisation	0.1	-	-	-
Other accruals	3.7	-	-	-
Other provisions	0.2	-	-	-
Net deferred tax assets	7.4	-	-	-

Movements:

Opening balance at the beginning of the financial year	-	-	-	-
Credited/(charged) to the income statement	4.6	-	-	-
Transfers of employee leave entitlements	0.8			
Acquisition of subsidiary	2.0	-	-	-
Closing balance at the end of the financial year	7.4	-	-	-

19. Intangible assets

Consolidated

	Goodwill*	Lizard Island Operating Rights#	Total
	$M	$M	$M
At 31 December 2004			
- Cost or fair value	-	-	-
- Accumulated depreciation and impairment	-	-	-
Net book amount	-	-	-
Year ended 31 December 2005			
Opening net book amount	-	-	-
Acquisition of intangible	7.3	39.5	46.8
Additions	-	0.4	0.4
Impairment	-	(11.1)	(11.1)
Amortisation charge	-	(0.5)	(0.5)
Closing net book value	7.3	28.3	35.6
At 31 December 2005			
- Cost or fair value	7.3	39.9	47.2
- Accumulated depreciation and impairment	-	(11.6)	(11.6)
Net book amount	7.3	28.3	35.6

* Goodwill was recognised when GPT gained control over Voyages Hotels & Resorts Pty Limited on 30 June 2005. Goodwill was calculated as the difference between the consideration paid to date and the fair value of assets, liabilities and contingent liabilities as at the date of control.

Lizard Island operating rights were purchased on 30 June 2005 from Voyages Hotels & Resorts Pty Limited as part of the acquisition of Voyages Hotels & Resorts Pty Limited by GPT. The operating right under which GPT operates Lizard Island Resort expires 31 August 2033. The cost of the operating right less any impairment is amortised over the life of the lease.

The Trust does not have any intangibles.

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	31 Dec 2005	31 Dec 2004
	$M	$M	$M	$M
20. Payables				
Trade payables	**241.2**	180.8	**44.9**	80.2
Other payables				
- other	**2.7**	3.0	**0.9**	2.1
- related party	**0.4**	0.1	**0.4**	0.1
Current tax liability	**3.7**	-	-	-
Loans from related party	-	-	**110.5**	-
Responsible Entity's fee	-	8.2	-	4.9
	248.0	192.1	**156.7**	87.3

21. Borrowings

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	31 Dec 2005	31 Dec 2004
	$M	$M	$M	$M
Current liabilities				
Unsecured				
Short and Medium Term Notes (refer Note 21(b))	**1,110.8**	936.4	**1,110.8**	936.4
Commercial Bills (refer Note 21(d))	**477.8**	131.6	**460.9**	130.0
	1,588.6	1,068.0	**1,571.7**	1,066.4
Non-current liabilities				
Medium Term Notes (refer Note 21(b))	**1,134.4**	1,499.8	**1,134.4**	1,499.8
Commercial Bills and Bond (refer Note 21(c) & (d))	**905.2**	125.5	**905.3**	125.5
	2,039.6	1,625.3	**2,039.7**	1,625.3
(a) Finance arrangements				
Credit standby arrangements				
Total facilities				
Unsecured bill acceptance facility	**600.0**	400.0	**600.0**	400.0
Used at balance date				
Unsecured bill acceptance facility	-	-	-	-
Unused at balance date				
Unsecured bill acceptance facility	**600.0**	400.0	**600.0**	400.0

GPT has unused stand-by facilities of $600 million (Dec 2004: $400 million) at balance date to provide liquidity backup for the Short Term/Medium Term Note Programme. $400 million matures on 31 January 2006 and a further $200 million matures on 22 May 2006. It is anticipated that it will be possible to extend all facilities.

Notes to Financial Statements (continued)

21. Borrowings (continued)

(b) Short Term Note / Medium Term Note Programme

The Short Term/Medium Term Note Programme ('the Programme') is a revolving, non-underwritten, debt programme. The Programme provides flexible short term and medium term funding to enable GPT to fund commitments and to act promptly on investment opportunities. The Programme can be terminated at the discretion of GPT and is unsecured. The value of the notes issued under the Programme is limited by the GPT constitution. The constitution limits the amount of debt to no more than 40% of the total assets. At 31 December 2005 the percentage of debt to total assets is 34.8% (Dec 2004: 29.6%).

In August 2004, GPT issued $250 million 18 month callable Medium Term Notes which GPT could call and cancel after 6 months or investors could call if GPT is downgraded to a 'BBB+' or lower. In June 2005, GPT exercised the call to repay the principal and interest on these notes in August 2005. $76.5 million of these notes were purchased with the settlement of $300 million 3 year fixed and floating Medium Term Notes issued in June 2005.

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**$M**	$M
Maximum face value of Short Term Notes on issue during the financial year	**1,052.0**	790.0	**1,052.0**	790.0
Face value of Short Term Notes outstanding at the end of the financial year	**475.0**	615.0	**475.0**	615.0
Maximum face value of Medium Term Notes on issue during the financial year	**1,827.0**	1,827.0	**1,827.0**	1,827.0
Face value of Medium Term Notes outstanding at the end of the financial year	**1,777.0**	1,827.0	**1,777.0**	1,827.0

Short term and medium term notes are held at amortised cost, refer to part (f) for fair value.

(c) CPI Coupon Indexed Bond

On 10 December 1999, the Trust issued a CPI Coupon Indexed Bond totalling $125 million. The securitiy will expire on 10 December 2029 and has a current coupon of 7.16%. The coupon compounds quarterly at the increase in CPI.

(d) Commercial Bills

GPT converted a $500 million Bridging Finance Facility to an $850 million Multi Option Facility which will expire on 30 April 2006. Under this facility as GPT's rating has been downgraded to BBB+, the bank has a right to reduce the Facility to $500 million with 120 days notice. At the date of this report, the Bank has not exercised this right. As at 31 December 2005, $350 million has been drawn down.

In June 2005, GPT obtained a $500 million Short Term Note Facility that expires on 1 June 2006. At 31 December 2005, $111.8 million had been drawn down against this facility to fund the US joint venture contribution.

In June 2005, GPT obtained a $968 million Euro 3 year Syndicated Revolving Credit Facility that expires on 30 June 2008. At 31 December 2005 this facility was drawn down to $782 million.

The GPT / Austrak Joint Venture has a $111.4 million (GPT's Share $55.7 million) Bill Facility to fund the capital expenditure requirements of Austrak Business Park, Somerton. This facility is broken up into 3 tranches, a working capital facility of $10 million, a Labelmakers facility of $16.4 million, and a Coles Myer facility of $85 million which expires on 30 September 2006, 30 April 2006 and 30 April 2007 respectively. This facility is secured by a mortgage over Austrak Business Park, Somerton. As at 31 December 2005, $33.8 million (GPT's share $16.9 million) has been drawn down, (Dec 2004: $3.2 million (GPT's Share $1.6 million)).

Notes to Financial Statements (continued)

21. Borrowings (continued)

(e) Interest rate risk exposures

The following table sets out GPT's exposure to interest rate risk, including the contractual repricing dates and the effective weighted average interest rate by maturity periods.

Exposures arise predominantly from liabilities bearing floating interest rates of which GPT has hedges in place to convert them to fixed rate liabilities held to maturity.

Consolidated

2005	Floating interest rate $M	FIXED INTEREST MATURING IN: 1 year or less $M	Over 1 to 2 years $M	Over 2 to 3 years $M	Over 3 to 4 years $M	Over 4 to 5 years $M	Over 5 years $M	Total $M
Short and Medium Term Notes	1,172.0	320.0	300.0	160.0	-	100.0	200.0	2,252.0
Commercial Bills	1,386.1	-	-	-	-	-	-	1,386.1
Lease liabilities	-	-	-	-	-	-	-	-
Interest rate swaps	(1,410.0)	695.0	75.0	390.0	-	100.0	150.0	-
Forward start interest rate swaps	-	(850.0)	(625.0)	(550.0)	-	-	-	(2,025.0)
Forward start interest rate swap maturities	-	-	-	200.0	350.0	375.0	1,100.0	2,025.0
	1,148.1	165.0	(250.0)	200.0	350.0	575.0	1,450.0	3,638.1
Weighted average interest rate	4.5%	5.6%	5.9%	5.4%	5.5%	5.7%	5.6%	

2004	Floating interest rate $M	FIXED INTEREST MATURING IN: 1 year or less $M	Over 1 to 2 years $M	Over 2 to 3 years $M	Over 3 to 4 years $M	Over 4 to 5 years $M	Over 5 years $M	Total $M
Short and Medium Term Notes	1,522.0	100.0	320.0	300.0	-	-	200.0	2,442.0
Commercial Bills	256.6	-	-	-	-	-	-	256.6
Lease liabilities	-	-	-	-	-	-	-	-
Interest rate swaps	(1,475.0)	(50.0)	195.0	400.0	550.0	200.0	180.0	-
Forward start interest rate swaps	-	(450.0)	(400.0)	(100.0)	(150.0)	-	-	(1,100.0)
Forward start interest rate swap maturities	-	50.0	-	-	250.0	100.0	700.0	1,100.0
	303.6	(350.0)	115.0	600.0	650.0	300.0	1,080.0	2,698.6
Weighted average interest rate	4.6%	4.7%	5.9%	5.7%	5.4%	6.0%	5.6%	

(f) Fair value

The carrying amounts and fair values of interest bearing liabilities at balance date are:

	2005 Carrying amount $M	2005 Fair value $M	2004 Carrying amount $M	2004 Fair value $M
On-balance sheet				
Non-traded financial liabilities				
Short and Medium Term Notes	2,245.2	2,257.8	2,436.2	2,454.2
Commercial Bills and Bond	1,383.0	1,385.2	257.1	257.1
	3,628.2	3,643.0	2,693.3	2,711.3

None of the classes of borrowings are readily traded on organised markets in standardised form.

Fair value is inclusive of costs which would be incurred on settlement of a liability.

The fair value of borrowings is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for liabilities with similar risk profiles.

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
22. Provisions	**$M**	$M	**$M**	$M
Current liabilities				
Employee benefits	**7.4**	-	-	-
Income tax	**3.6**	-	-	-
Distribution payable	**133.1**	112.9	**133.1**	112.9
	144.1	112.9	**133.1**	112.9
Non-current liabilities				
Employee benefits	**3.6**	-	-	-

23. Deferred tax liability

The balance comprises temporary differences attributable to:

Amounts recognised in profit or loss				
Inventories	**0.1**	-	-	-
Depreciation	**0.1**	-	-	-
Net deferred tax assets	**0.2**	-	-	-

Movements:

Opening balance at beginning of the financial year	**-**	-	-	-
Credited/(charged) to the income statement	**(0.1)**	-	-	-
Acquisition of subsidiary	**0.3**	-	-	-
Closing balance at the end of the financial year	**0.2**	-	-	-

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	31 Dec 2005	31 Dec 2004
	$M	$M	$M	$M
24. Total equity/net assets attributable to security holders				
Net assets attributable to security holders				
Net assets attributable to security holders at the beginning of the financial year	**6,074.5**	5,308.4	**6,074.5**	5,308.4
Finance costs to security holders	**205.5**	1,009.4	**205.5**	1,009.4
Less: finance costs paid	**(115.0)**	(443.6)	**(115.0)**	(443.6)
Securities issued	-	200.3	-	200.3
Transfer to equity	**(6,165.0)**	-	**(6,165.0)**	-
Net assets attributable to security holders at the end of the financial year	-	6,074.5	-	6,074.5
Transfer of net assets attributable to security holders to equity				
Opening equity at the beginning of the financial year	-	-	-	-
Transfer from net assets attributable to security holders	**6,165.0**	-	**6,165.0**	-
Current year profit attributable to security holders	**566.8**	-	**601.2**	-
Movement in asset revaluation reserve	**4.7**	-	-	-
Movement in foreign currency translation reserve	**13.9**	-	-	-
Distributions paid and payable	**(377.1)**	-	**(679.6)**	-
Closing equity at the end of the financial year	**6,373.3**	-	**6,086.6**	-
Total equity/net assets attributable to security holders represents				
Equity / security holder contributions	**4,598.5**	4,598.5	**4,296.0**	4,598.5
Realised income entitlement	**8.8**	8.6	**8.8**	8.6
Unrealised income entitlement	**1,747.4**	1,467.4	**1,781.8**	1,467.4
Asset revaluation reserve	**4.7**	-	-	-
Foreign currency translation reserve	**13.9**	-	-	-
Total equity	**6,373.3**	6,074.5	**6,086.6**	6,074.5

24. **Total equity/net assets attributable to security holders (continued)**

	Consolidated	
	31 Dec 2005	31 Dec 2004
	Securities	Units
Issued securities		
Issued securities (fully paid) 2,016,716,610 securities (Dec 2004: 2,016,761,610 units)	**4,598.5**	4,598.5

Movements in ordinary securities/units:

Date	Details	Notes	Number of units/securities	$M
1 January 2004	Opening units on issue		**1,949,716,610**	**4,400.8**
2 April 2004	Proceeds from issue of units	(ii)	**67,000,000**	**200.3**
	Less: distribution entitlement relating to pre-issue			**(2.6)**
31 December2004	Closing units on issue		**2,016,716,610**	**4,598.5**
6 June 2005	Proceeds from capital distribution from units	(iii)		**(302.5)**
6 June 2005	Proceeds from ordinary shares stapled to become stapled securities	(iii)		**302.5**
31 December2005	Closing securities on issue		**2,016,716,610**	**4,598.5**

For further detail in regard to the stapling of securities, refer note 1(b).

(i) Stapled securities

Each stapled security comprises one unit in the Trust and one share in the Company. They cannot be traded or dealt with separately. Stapled securities entitle the security holder to participate in distributions/dividends and the proceeds of any winding up of GPT in proportion to the number of amounts paid or securities held. On a show of hands every holder of stapled securities present at the meeting in person or by proxy, is entitled to one vote. In a poll each ordinary security holder is entitled to one vote for each fully paid security.

All securities issued are fully paid.

(ii) Issue of units

On 2 April 2004, 67 million units were issued via a private placement to raise $203 million. Units were allotted on 8 April 2004 at $3.03 under the placement, representing a 1.5% discount to 3 day volume weighted average (VWAP) of $3.077. The units were entitled to the full March 2004 quarter distribution and subsequent distributions.

There is no par value.

(iii) Capital distribution

The Trust unitholders received 15 cents per unit of capital distribution totalling $302.5 million, referred to as the stapling distribution. Unitholders authorised GPT RE Limited (the new responsible entity for the Trust) to apply the stapling distribution to subscribe for shares in the Company of $302.5 million. For each unit held in the Trust, unitholders received one share in the Company.

24. **Total equity/net assets attributable to security holders (continued)**

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	31 Dec 2005	31 Dec 2004
	$M	$M	$M	$M
Reserves				
Asset revaluation reserve	4.7	-	-	-
Foreign currency translation reserve	13.9	-	-	-
	18.6	-	-	-
Movements				
Asset revaluation reserve				
Balance at the beginning of the financial year	-	-	-	-
Asset revaluation arising during the year	4.7	-	-	-
Transfer to retained earnings	-	-	-	-
Balance at the end of the financial year	4.7	-	-	-
Foreign currency translation reserve				
Balance at the beginning of the financial year	-	-	-	-
Currency translation differences arising during the year	13.9	-	-	-
Balance at the end of the financial year	13.9	-	-	-

Nature and purpose of reserves

(i) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(t). The reserve is recognised in profit and loss when the net investment is disposed.

(ii) Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of property, plant and equipment.

Retained profits

Movements in retained profits were as follows:

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	31 Dec 2005	31 Dec 2004
Balance at the beginning of the financial year	-	-	-	-
Transfer from net assets attributable to security holders	1,566.5	-	1,566.5	-
Net profit for the year	189.7	-	224.1	-
Transfer from asset revaluation reserve	-	-	-	-
Balance at the end of the financial year	1,756.2	-	1,790.6	-

Notes to Financial Statements (continued)

25. Key Management Personnel

(a) Directors

The directors of GPT Management Holdings Limited and GPT RE Limited, the responsible entity of General Property Trust ('the Responsible Entity'), are considered to be key management personnel.

(i) Chairman – non-executive

Peter Joseph (Chairman)*

(ii) Non-executive directors

Malcolm Latham*
Ian Martin (appointed 2 June 2005)
Brian Norris*
Eric Goodwin*
Ken Moss*
Elizabeth Nosworthy*

(iii) Executive director

Nic Lyons (appointed 2 June 2005)

* These persons were also directors of GPT Management Limited (now called Lend Lease Funds Management Limited), the Responsible Entity of General Property Trust until GPT RE Limited replaced GPT Management Limited on 6 June 2005.

The GPT Group (GPT)

All GPT Management Limited directors, executives and employees were paid by Lend Lease Corporation Limited. GPT Management Limited received a fee for managing GPT. Following unitholders' approval on 2 June 2005, a stapled entity (the GPT Group) was formed on 6 June 2005 by stapling together the units in General Property Trust ('Trust') to the shares in GPT Management Holdings Limited ('the Company'). The directors, executives and employees from 6 June are paid by GPT Management Holdings Limited, the employer entity for the GPT Group.

(b) Other Key Management Personnel

In addition to the directors noted above, the following persons were the Key Management Personnel with the greatest authority for the strategic direction and management of the GPT Group or the most highly remunerated executives during the financial year:

Name	Position	Employer
Michael O'Brien	Chief Operating Officer	GPT Management Holdings Limited
Kieran Pryke	Chief Financial Officer	GPT Management Holdings Limited
James Coyne	General Counsel and Secretary	GPT Management Holdings Limited
Mark Fookes	General Manager Retail Portfolio	GPT Management Holdings Limited
Neil Tobin	General Manager Joint Venture	GPT Management Holdings Limited
Bruce Morris	Hotels & Tourism Portfolio Manager	GPT Management Holdings Limited

(c) Compensation of Key Management Personnel

The following table sets out the compensation for key management personnel in aggregate. Refer to the remuneration report in the Directors' Report for details of remuneration policy and compensation details by individual.

	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$'000	$'000	**$'000**	$'000
Short term employee benefits	**5,961**	2,605	**5,961**	2,605
Post employment benefits	**392**	133	**392**	133
Other Long term benefits	**1,886**	292	**1,886**	292
Termination benefits	**-**	-	**-**	-
Share based payments	**21**	42	**21**	42
	8,260	3,072	**8,260**	3,072

Notes to Financial Statements (continued)

25. Key Management Personnel (continued)

(d) Equity holdings of Key Management Personnel

The following table sets out the equity holdings for key management personnel in aggregate.

	As at 1 Jan 2005	Purchase	Sales	As at 31 Dec 2005
Key Management Personnel				
Peter Joseph	50,000	-	-	50,000
Malcolm Latham	13,195	-	-	13,195
Ken Moss	25,000	-	-	25,000
Brian Norris	4,097	-	-	4,097
Elizabeth Nosworthy	5,000	-	-	5,000
Eric Goodwin	-	10,000	-	10,000
Nic Lyons - CEO	-	50,000	-	50,000
Michael O'Brien - FM	-	-	-	-
James Coyne - CS	-	-	-	-
Kieran Pryke - CFO	53	5,000	-	5,053
Neil Tobin	-	5,000	-	5,000
Bruce Morris	-	-	-	-
Mark Fookes	-	3,500	-	3,500
Ian Martin	-	50,000	-	50,000

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$'000	$'000	**$'000**	$'000
26. Remuneration of auditors				
Assurance services				
Audit services				
PricewaterhouseCoopers Australian firm				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**1,260.8**	814.2	**1,150.8**	710.5
Other Assurance Services				
PricewaterhouseCoopers Australian firm				
Audit of regulatory returns	**46.2**	17.2	**46.2**	17.2
AIFRS accounting services	**160.0**	-	**160.0**	
Due diligence services*	**1,325.0**	1,203.0	**1,325.0**	1,167.0
Total remuneration for other assurance services	**1,531.2**	1,220.2	**1,531.2**	1,184.2
Taxation Services				
PricewaterhouseCoopers Australian firm				
Expatriate taxation services	**67.2**	-	**67.2**	-

Other assurance services provided in 2005 were predominantly due diligence reviews on the internalisation and establishment of joint venture with Babcock & Brown. In 2004 services were predominantly due diligence reviews on Lend Lease Corporation Limited's merger proposal and Stockland's takeover proposal.

Notes to Financial Statements (continued)

27. Related party transactions

(a) Parent entity

The ultimate Australian parent entity is General Property Trust ('GPT').

(b) Subsidiaries, Joint Ventures and Associates

Interests in subsidiaries, joint ventures and associates are set out in notes 13, 14 and 15 respectively. Loans with subsidiaries are set out in notes 7 and 20 and loans with joint venture and associates are in note 17.

(c) Key Management Personnel

Key management personnel and their compensation is set out in note 25. Details of the remuneration policy are contained in the remuneration report within the Directors' Report.

Included in the note 25(b) in other key management personnel is Elizabeth Nosworthy and Ian Martin who are directors of Babcock & Brown, with whom GPT have a joint venture arrangement. The remuneration they received was transacted at arm's length. Refer to the remuneration report in the Directors' report for compensation details.

(d) Transactions with related parties

Transactions with subsidiaries
The Trust received income from subsidiaries in the form of profit from operations for the period, refer notes 14 and 15 for details.
The following transactions occurred with subsidiaries during the period:

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**$M**	$M
Loan advanced from the Company	**-**	-	**302.5**	-
Loan repayments to the Company	**-**	-	**(192.0)**	-
Loans advanced to subsidiaries	**-**	-	**-**	(0.8)
Loan repayments from subsidiaries	**-**	-	**7.1**	-
Loan repayments to subsidiaries	**-**	-	**-**	(26.5)
Increase in units in subsidiaries	**-**	-	**(353.9)**	(575.9)
Interest paid on loan from the Company	**-**	-	**(5.1)**	-
Responsible Entity fees paid to GPT RE Limited	**-**	-	**(12.3)**	-
Retail portfolio property management fees paid to the Company	**-**	-	**(1.4)**	-
Rent received from the Company	**-**	-	**0.1**	-
Distributions from subsidiaries	**-**	-	**360.6**	299.5

Transactions with joint ventures and associates
The Trust received income from joint ventures and associates in the form of interest on loans and profit from operations for the period, refer notes 14 and 15 for details. The following transactions occurred with joint ventures and associates during the period:

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**$M**	$M
Investment in Euro JV BGP Investment S.a.r.l	**(163.5)**	-	**-**	-
Loans advanced to Euro JV BGP Investment S.a.r.l	**(592.5)**	-	**(592.5)**	-
Investment in US JV Babcock & Brown GPT REIT Inc.	**(24.5)**	-	**(24.5)**	-
Loans advanced to US JV Babcock & Brown GPT REIT Inc.	**(85.7)**	-	**(85.7)**	-
Distributions from Euro/US joint ventures	**30.8**	-	**13.7**	-
Increase in units in Australian joint ventures	**(12.2)**	(5.4)	**(7.8)**	(0.7)
Interest income from Australian joint ventures	**0.2**	0.2	**0.1**	0.1
Distributions from Australian joint ventures	**87.8**	86.8	**45.9**	45.0
Increase in shares in associates	**(0.9)**	(1.9)	**-**	-
Loans advanced to associates	**(4.6)**	(5.0)	**-**	-
Loan repayments from associates	**3.9**	-	**-**	-
Interest income from associates	**2.0**	1.7	**-**	-
Distributions from associates	**5.5**	8.4	**-**	-

Notes to Financial Statements (continued)

27. Related party transactions (continued)

(e) Terms and conditions

Transactions relating to distributions were on the same terms and conditions that applied to other shareholders.

All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties. The interest rate on loan between the Trust and the Company was 6.63%. Any other loans between the Trust and controlled entities are non interest bearing with no fixed term for repayment.

Outstanding balances are unsecured and are repayable in cash and callable on demand.

(f) Transactions with Lend Lease Group

The Responsible Entity of the Trust up until it was replaced in June 2005 was GPT Management Limited (now Lend Lease Funds Management Limited), a wholly owned subsidiary of Lend Lease Corporation Limited.

Details of the Responsible Entity's fee are disclosed in Note 4. GPT Management Limited's immediate and ultimate holding company is Lend Lease Corporation Limited.

All dealings between the Trust and Lend Lease Corporation Limited and its controlled entities and related parties ('Lend Lease') were on normal commercial terms and conditions and material dealings are reviewed by the Audit & Risk Management Committee. All contracts are subject to commercial appraisal, on a basis acceptable to GPT Management Limited, by an external valuer or a qualified external party approved by GPT Management Limited.

The following transactions have taken place with the Lend Lease Group up to 2 June 2005:

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$M	$M	**$M**	$M
Capital expenditure in relation to contracts for development, refurbishment and upgrades	**129.5**	256.9	**32.5**	105.6
Purchase of Darling Park Stage 3	**-**	30.0	**-**	-
Property management including property maintenance and insurance	**13.7**	30.0	**7.3**	16.9
Rental income from Lend Lease Group	**0.1**	5.7	**0.1**	5.7
Income guaranteed by Lend Lease under development and sale agreements	**-**	0.2	**-**	-
GPT's share of Associates Responsible Entity fee / (reimbursement)	**0.2**	(0.6)	**-**	-
Agreement with Lend Lease Corporation to provide for a smooth and orderly transition of business of responsible entity of GPT from GPT Management Limited to the new responsible entity to be known as GPT RE Limited. The agreement covered the operational and logistical matters for the transition.	**16.5**	-	**16.5**	-

Notes to Financial Statements (continued)

28. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(c):

Name of entity	Country of incorporation	Class of shares	Equity holding 2005 %	Equity holding 2004 %
Controlled entities				
GPT Hotel Trust	Australia	Ordinary	**100**	100
- Ayers Rock Resort Trust	Australia	Ordinary	**100**	100
- GPT Hotel (Darling Harbour) Trust	Australia	Ordinary	**100**	100
- GPT Hamilton Island Trust	Australia	Ordinary	**100**	100
- GPT Hotel Management Pty Limited	Australia	Ordinary	**100**	100
GPT Industrial Trust (formerly known as Wales House Trust)	Australia	Ordinary	**100**	100
- GPT Industrial (Somerton) Trust	Australia	Ordinary	**100**	100
GPT Pty Limited	Australia	Ordinary	**100**	100
GPT Residential Trust (formerly GPT Office Trust)	Australia	Ordinary	**100**	100
- GPT Residential (Rouse Hill) Trust	Australia	Ordinary	**100**	100
- GPT Residential (Twin Waters) Trust	Australia	Ordinary	**100**	100
GPT Subsidiary Holding Trust	Australia	Ordinary	**100**	100
GEM Retail Property Trust	Australia	Ordinary	**100**	100
- Crown Street Trust	Australia	Ordinary	**100**	100
- Homemaker Retail Property Trust	Australia	Ordinary	**100**	100
GEM Commercial Property Trust	Australia	Ordinary	**100**	100
- Growth Equities 530 Collins Street Trust	Australia	Ordinary	**100**	100
- Growth Equities 580 George Street Trust	Australia	Ordinary	**100**	100
- New Property Investment Trust No. 1	Australia	Ordinary	**100**	100
- GEM Allendale Trust	Australia	Ordinary	**100**	100
- GPT Victoria Harbour No 1B Trust	Australia	Ordinary	**100**	100
- - GPT Victoria Harbour No 1A Trust	Australia	Ordinary	**100**	100
- GPT Victoria Harbour No 2B Trust	Australia	Ordinary	**100**	100
- - GPT Victoria Harbour No 2A Trust	Australia	Ordinary	**100**	100
Melbourne Central Holdings Pty Ltd	Australia	Ordinary	**100**	100
- Melbourne Central Unit Trust	Australia	Ordinary	**100**	100
Melbourne Central Custodian Pty Ltd	Australia	Ordinary	**100**	100
GPT Property Management Pty Limited	Australia	Ordinary	**100**	-
GPT Finance Pty Limited	Australia	Ordinary	**100**	100
GPT Nominees Pty Limited	Australia	Ordinary	**100**	100
GPT Malta 1 Limited	Malta	Ordinary	**100**	-
- GPT Malta 2 Limited	Malta	Ordinary	**100**	-
- GPT Europe S.a.r.l.	Luxembourg	Ordinary	**100**	-
GPT Funds Management Pty Limited	Australia	Ordinary	**100**	-
GPT Funds Management 2 Pty Limited	Australia	Ordinary	**100**	-
GPT Management Custodian Pty Limited	Australia	Ordinary	**100**	-
GPT Investment Trust No 1	Australia	Ordinary	**100**	-
Voyages Hotels & Resorts Pty Limited	Australia	Ordinary	**100**	-
- Voyages Lodges Pty Limited	Australia	Ordinary	**100**	-
- Silky Oaks Pty Limited	Australia	Ordinary	**100**	-
- Bedarra Hideaway Pty Limited	Australia	Ordinary	**100**	-
- Bedarra Island Pty Limited	Australia	Ordinary	**100**	-
- Dunk Island Pty Limited	Australia	Ordinary	**100**	-
- Lizard Island Pty Limited	Australia	Ordinary	**100**	-
- Heron Island Pty Limited	Australia	Ordinary	**100**	-
- Brampton Island Pty Limited	Australia	Ordinary	**100**	-
- Wrotham Park Lodge Pty Limited	Australia	Ordinary	**100**	-
GPT Management Holdings Limited	Australia	Ordinary	**100**	-
- GPT RE Limited	Australia	Ordinary	**100**	-

(i) The proportion of ownership interest is equal to the proportion of voting power held.

(ii) Entities acquired during the period, including GPT Management Holdings Limited (refer note 1(b)) were at their fair values (refer note 1(a)). Consideration paid for business combinations were not material either individually or in aggregate.

29. Events occurring after the balance sheet date

Sale of interest in Twin Waters

In October 2005, the joint venture company owned by GPT and Lend Lease, exchanged conditional contracts for the sale of the hotel component of Twin Waters Resort for $58 million and the management rights to Stage 1 of the residential development for a price up to $1 million. Conditions are expected to be satisfied during the first half of 2006 to allow settlement of the sale.

Acquisition of 50% of Highpoint Regional Shopping Centre

GPT has acquired the Highpoint Regional Shopping Centre in Melbourne, the transaction involves the sale of 50% of the asset and the management and future development rights. The acquisition remains conditional until Myer, who has a first right in relation to the asset, has determined their position. However, we anticipate that we will be resolved in approximately a month's time.

Acquisition of Industrial assets in the Industrial/Business Park Portfolio

GPT has acquired six industrial assets located in Brisbane, Melbourne and Sydney. The assets have been acquired off market through our relationship with Babcock & Brown with a value of close to $100 million.

Notes to Financial Statements (continued)

30. Reconciliation of profit after income tax to net cash inflows from operating activities

	Consolidated		Parent entity	
	31 Dec 2005	31 Dec 2004	31 Dec 2005	31 Dec 2004
	$M	$M	$M	$M
Profit for the year	**566.8**	-	**601.2**	-
Add: finance costs to security holders	**205.5**	1,009.4	**205.5**	1,009.4
Profit for the year after finance costs to security holders	**772.3**	1,009.4	**806.7**	1,009.4
Fair value adjustments	**(356.9)**	(596.7)	**(394.9)**	(590.5)
Revenue adjustments	**15.2**	13.7	**9.0**	7.5
Loss/(gain) on disposal of properties	**(10.0)**	(0.9)	-	-
Amortisation of leasing fees	**9.9**	0.5	**6.7**	0.3
Net decrease in provisions:				
Provision for doubtful debts	**0.5**	-	-	(0.2)
Interest capitalised	**(23.5)**	(20.3)	**(23.5)**	(20.3)
Responsible Entity's fee	-	1.8	-	0.8
(Increase)/decrease in receivables	**(69.2)**	(12.7)	**0.9**	(3.3)
Increase/(decrease) in payables	**12.6**	(4.7)	**(82.5)**	12.5
Net cash inflows from operating activities	**350.9**	390.1	**322.4**	416.2

31. Deed of cross guarantee

GPT's subsidiary Voyages Hotels & Resorts Pty Limited has entered into a deed of cross guarantee with its subsidiaries Voyages Lodges Pty Limited, Heron Island Pty Limited, Silky Oaks Pty Limited, Voyages Mountain & Marine Pty Limited, Dunk Island Pty Limited, Bedarra Island Pty Limited, Bedarra Hideaway Pty Limited, Brampton Island Pty Limited, Lizard Island Pty Limited and Wrotham Park Station Pty Limited under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' Report under Class Order 98/1418 (as amended by Class orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities and Investments Commission.

The above companies represent a 'Closed Group' for the purpose of the Class Order, and as there are no other parties to the Deed of Guarantee that are controlled by Voyages Hotels & Resorts Pty Limited, they also represent the 'Extended Closed Group'. The following entities controlled by Voyages Hotels & Resorts Pty Limited are not parties to the deed of cross guarantee and are dormant; Voyages Pty Limited, Destinations & Voyages Travel Pty Limited and Australian Resorts Pty Limited. The Mutitjulu Foundation Limited has no net assets, or profit and loss transactions for the years ended 30 June 2005 and 30 June 2004.

Even though these entities are excluded from the deed of cross guarantee, the income statements, balance sheet and cash flow statements of the 'Closed Group' are the same as the Voyages Hotels & Resorts Pty Limited consolidated entity' as disclosed in their 30 June 2005 financial report.

Set out below is a condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 31 December 2005 of the Closed Group consisting of Voyages Hotels & Resorts Pty Limited, Voyages Lodges Pty Limited, Heron Island Pty Limited, Silky Oaks Pty Limited, Voyages Mountain & Marine Pty Limited, Dunk Island Pty Limited, Bedarra Island Pty Limited, Bedarra Hideaway Pty Limited, Brampton Island Pty Limited, Lizard Island Pty Limited and Wrotham Park Station Pty Limited.

31. Deed of cross guarantee (continued)

Condensed consolidated income statement and a summary of movements in consolidated retained profits

	Consolidated 31 Dec 2005 $M
Condensed income statement	
Profit before income tax	1.2
Income tax expense	(0.3)
Profit for the year	0.9
Summary of movements in consolidated retained profits	
Retained profits at the beginning of the financial year	
Profit for the year	0.9
Retained profits at the end of the financial year	0.9

(b) Condensed balance sheet

	Consolidated 31 Dec 2005 $M
Current assets	
Cash and cash equivalents	11.7
Receivables	26.1
Inventories	9.1
Total current assets	46.9
Non-current assets	
Investments in associates	
Investments in controlled entities	7.7
Property, plant and equipment	8.7
Deferred tax assets	2.0
Total non-current assets	18.4
Total assets	65.3
Current liabilities	
Payables	33.1
Provisions	4.5
Total current liabilities	37.6
Non-current liabilities	
Interest bearing liabilities	28.4
Provisions	1.3
Total non-current liabilities	29.7
Total liabilities	67.3
Net (liabilities)	(2.0)
Equity	
Contributed equity	8.0
Accumulated losses	(10.0)
Total equity	(2.0)

	Consolidated	
	31 Dec 2005	31 Dec 2004
	Cents	Cents
32. Earnings per security		
(a) Basic earnings per security		
Attributable to equity holders of the Trust		
Basic and diluted earnings per equity holder of the Trust	**29.2**	-
Basic and diluted earnings per equity holder of the Trust before financing costs attributable to GPT unitholders divided by the average number of units	**39.4**	50.3
Attributable to security holders of the stapled entity		
(Net operating income including book profits divided by weighted average number of securities)		
Basic and diluted earnings per stapled security	**28.1**	-
Basic and diluted earnings per stapled security before financing costs attributable to GPT security holders divided by the average number of securities	**38.3**	50.3
Basic and diluted earnings per stapled security using realised operating income, refer note 3.	**24.4**	22.2
(b) Weighted average number of securities used as the denominator		
Weighted average number of ordinary shares and potential ordinary securities used as the denominator in calculating diluted earnings per security	**2,016.7**	2,004.8

Notes to Financial Statements (continued)

33. Financial risk management

GPT's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. GPT's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of GPT. GPT uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures.

Risk management is carried out under policies approved by the Board of Directors. This involves the identification, evaluation and hedging of financial risks in close co-operation with GPT's operating units. The Board approves written principles for overall risk management.

(a) Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

GPT operates internationally and is exposed to foreign exchange risk arising from currency exposures to the Euro and US dollar.

Forward contracts are used to manage foreign exchange risk.

(ii) Fair value interest rate risk

Refer to (d) below.

(b) Credit risk

GPT has no significant concentrations of credit risk. GPT has policies to review the aggregate exposure of tenancies across its portfolio. Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

(d) Cash flow and fair value interest rate risk

GPT's interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose GPT to cash flow interest rate risk. Borrowings issued at fixed rates expose GPT to fair value interest rate risk.

GPT manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Generally, GPT raises long-term borrowings at floating rates and swaps them into fixed rates that are lower than those available if GPT borrowed at fixed rates directly. Under the interest rate swaps, GPT agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

Occasionally, GPT also enters into fixed-to-floating interest rate swaps to hedge the fair value interest rate risk arising where appropriate.

Notes to Financial Statements (continued)

34. Explanation of transition to Australian equivalents to IFRSs

(a) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(i) At the date of transition to AIFRS: 1 January 2004

		Consolidated			Parent entity		
	Notes	Previous AGAAP $M	Effect of transition to AIFRS $M	AIFRS $M	Previous AGAAP $M	Effect of transition to AIFRS $M	AIFRS $M
Current Assets							
Cash and cash equivalents		44.0	-	44.0	42.5	-	42.5
Receivables		46.0	-	46.0	20.9	-	20.9
Derivative financial instruments	(v)	-	13.6	13.6	-	13.6	13.6
Other		14.6	(2.4)	12.2	10.3	(2.4)	7.9
		104.6	11.2	115.8	73.7	11.2	84.9
Non-current Assets							
Investment properties	(ii)	7,478.9	(1,295.9)	6,183.0	7,500.4	(4,476.3)	3,024.1
Investment in controlled entities	(iii)	-	-	-	-	3,799.6	3,799.6
Investment in associates	(iii)	6.5	1,183.2	1,189.7	-	668.6	668.6
Property, plant & equipment	(vi)	-	101.2	101.2	-	8.1	8.1
Other financial assets	(vii), (viii)	-	116.6	116.6	-	74.6	74.6
Other assets	(viii), (ix)	105.1	(105.1)	-	74.6	(74.6)	-
		7,590.5	-	7,590.5	7,575.0	-	7,575.0
Total Assets		7,695.1	11.2	7,706.3	7,648.7	11.2	7,659.9
Current Liabilities							
Payables		147.3	-	147.3	100.9	-	100.9
Borrowings		775.0	(0.1)	774.9	775.0	(0.1)	774.9
Derivative financial instruments	(v)	-	20.7	20.7	-	20.7	20.7
Provisions		105.3	-	105.3	105.3	-	105.3
		1,027.6	20.6	1,048.2	981.2	20.6	1,001.8
Non-current Liabilities							
Borrowings		1,352.0	(2.3)	1,349.7	1,352.0	(2.3)	1,349.7
Total Liabilities		2,379.6	18.3	2,397.9	2,333.2	18.3	2,351.5
Net Assets attributable to security holders	(i)	-	5,308.4	5,308.4	-	5,308.4	5,308.4
Net Assets		5,315.5	(5,315.5)	-	5,315.5	(5,315.5)	-
Equity							
Contributed equity		4,400.8	(4,400.8)	-	4,400.8	(4,400.8)	-
Asset revaluation reserve	(ii)	907.1	(907.1)	-	907.1	(907.1)	-
Undistributed income		7.6	(7.6)	-	7.6	(7.6)	-
Total Equity		5,315.5	(5,315.5)	-	5,315.5	(5,315.5)	-

Notes to Financial Statements (continued)

34. Explanation of transition to Australian equivalents to IFRSs (continued0

(a) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(ii) At the end of the last reporting period under previous AGAAP: 31 December 2004

	Notes	Consolidated			Parent entity		
		Previous AGAAP	Effect of transition to AIFRS	AIFRS	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$M	$M	$M	$M	$M	$M
Current Assets							
Cash and cash equivalents		50.9	-	50.9	45.2	-	45.2
Receivables		58.9	-	58.9	16.5	-	16.5
Derivative financial instruments	(v)	-	11.2	11.2	-	11.2	11.2
Other		13.5	(8.8)	4.7	10.1	(8.8)	1.3
		123.3	2.4	125.7	71.8	2.4	74.2
Non-current Assets							
Investment properties	(ii)	8,866.2	(1,374.9)	7,491.3	8,867.9	(5,218.3)	3,649.6
Investment in controlled entities	(iii)	-	-	-	-	4,529.1	4,529.1
Investment in associates	(iii)	11.5	1,191.9	1,203.4	-	689.1	689.1
Investment in joint venture	(iv)	-	11.6	11.6	-	-	-
Property, plant & equipment	(vi)	-	164.7	164.7	-	2.9	2.9
Other financial assets	(vii), (viii)	-	102.7	102.7	-	48.1	48.1
Other assets	(viii), (ix)	96.0	(96.0)	-	50.9	(50.9)	-
		8,973.7	-	8,973.7	8,918.8	-	8,918.8
Total Assets		9,097.0	2.4	9,099.4	8,990.6	2.4	8,993.0
Current Liabilities							
Payables		192.1	-	192.1	87.3	-	87.3
Borrowings		1,071.6	(3.6)	1,068.0	1,070.0	(3.6)	1,066.4
Derivative financial instruments	(v)	-	26.6	26.6	-	26.6	26.6
Provisions		112.9	-	112.9	112.9	-	112.9
		1,376.6	23.0	1,399.6	1,270.2	23.0	1,293.2
Non-current Liabilities							
Borrowings		1,627.0	(1.7)	1,625.3	1,627.0	(1.7)	1,625.3
Total Liabilities		3,003.6	21.3	3,024.9	2,897.2	21.3	2,918.5
Net Assets attributable to security holders	(i)	-	6,074.5	6,074.5	-	6,074.5	6,074.5
Net Assets		6,093.4	(6,093.4)	-	6,093.4	(6,093.4)	-
Equity							
Contributed equity		4,598.5	(4,598.5)	-	4,598.5	(4,598.5)	-
Asset revaluation reserve	(ii)	1,486.3	(1,486.3)	-	1,486.3	(1,486.3)	-
Undistributed income		8.6	(8.6)	-	8.6	(8.6)	-
Total Equity		6,093.4	(6,093.4)	-	6,093.4	(6,093.4)	-

Notes to Financial Statements (continued)

34. Explanation of transition to Australian equivalents to IFRSs (continued)

(b) Reconciliation of profit for the year ended 31 December 2004

	Notes	Consolidated			Parent entity		
		Previous AGAAP	Effect of transition to AIFRS	AIFRS	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$M	$M	$M	$M	$M	$M
Revenue							
Rent from investment properties	(xi)	660.6	(13.7)	646.9	304.9	(7.5)	297.4
Interest - Joint venture investment arrangements		4.0	-	4.0	4.0	-	4.0
Interest - Cash and short term money market securities		7.4	-	7.4	3.8	-	3.8
Distributions from controlled entities, associates and joint ventures		-	-	-	352.9	-	352.9
		672.0	(13.7)	658.3	665.6	(7.5)	658.1
Fair value adjustments to investment properties		-	597.3	597.3	-	392.2	392.2
Fair value adjustments of controlled entities, joint ventures and associates		-	-	-	-	210.1	210.1
Share of net profits of associates and joint ventures accounted for using the equity method		88.3	11.2	99.5	-	-	-
Net proceeds on disposal of properties		20.5	(19.6)	0.9	-	-	-
Other income		108.8	588.9	697.7	-	602.3	602.3
Total income		780.8	575.2	1,356.0	665.6	594.8	1,260.4
Expenses							
Rates, taxes and other property outgoings		146.4	-	146.4	70.8	-	70.8
Repairs and maintenance		11.0	-	11.0	5.4	-	5.4
Provision for doubtful debts		0.1	-	0.1	(0.1)	-	(0.1)
Audit and accounting fees		0.8	-	0.8	0.7	-	0.7
Finance costs to financial institutions		118.7	3.8	122.5	118.7	3.8	122.5
Finance costs paid and payable to security holders		-	1,009.4	1,009.4	-	1,009.4	1,009.4
Net loss on re-measurement of derivatives to fair value	(v)	-	8.0	8.0	-	8.0	8.0
Responsible Entity's fee		35.5	-	35.5	21.8	-	21.8
Book value of units in listed property trust		-	-	-	-	-	-
Book value of property investments sold		19.6	(19.6)	-	-	-	-
Costs associated with internalisation/merger proposals		16.5	-	16.5	16.5	-	16.5
Other expenses		5.8	-	5.8	5.4	-	5.4
		354.4	1,001.6	1,356.0	239.2	1,021.2	1,260.4
Net operating income		426.4	(426.4)	-	426.4	(426.4)	-

Notes to Financial Statements (continued)

34. Explanation of transition to Australian equivalents to IFRSs (continued)

(c) Reconciliation of Cash Flow Statement for the year ended 31 December 2004

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

(d) Notes to the reconciliations

(i) Classification of units/securities

Under previous AGAAP, units issued by GPT were classified as equity on the consolidated balance sheet. At the date of transition and in accordance with AASB 132 *Financial Instruments: Disclosure and Presentation*, unitholders' funds met the criteria of a liability. The effect of this was to recognise a liability attributable to unitholders for $5,308.4 million and a decrease in contributed equity by $4,400.8 million and $907.6 million of retained earnings. At 31 December 2004, the liability attributed to unitholders was $6,074.5 million, a decrease in contributed equity of $4,598.5 million and retained earnings of $1,479.5 million. This adjustment resulted in net assets at 31 December 2004 being zero.

On 2 June 2005, amendments were made to clauses regarding the life of the trust within the GPT trust deed, resulting in the reclassification of units from a liability to equity from that date.

During 1 January 2004 to 1 June 2005, when unitholders' funds were classified a liability, the return to unitholders was disclosed as finance costs (comprising amounts paid to security holders and undistributed net assets attributable to security holders) on the income statement rather than as distributions and an increase in retained earnings respectively. The effect of this was at 31 December 2004 finance costs were $443.6 million and $565.8 million respectively. The significant components of undistributed net assets attributable to security holders are mostly made up of changes in the fair value of investment properties and derivative financial instruments. The amendment to the GPT trust deed on 2 June 2005, has resulted in net assets attributable to security holders being reclassified as equity and the return to unitholders being disclosed as a distribution payable at reporting date

(ii) Investment property

Under previous AGAAP, the GPT Group recognised valuation increments and decrements on investment property in the asset revaluation reserve. Under AASB 140 *Investment Property*, all movements in investment property are recognised directly in the income statement.

At 1 January 2004
For the GPT Group at the date of transition on 1 January 2004, the effect of this was to reduce the asset revaluation reserve by $907.1 million and increase opening retained earnings by $907.1 million. There was no effect on total equity. For the parent entity at the date of transition on 1 January 2004, the effect of this was to reduce the asset revaluation reserve by $907.1 million and increase opening retained earnings by $907.1 million. There was no effect on total equity.

At 31 December 2004
For the GPT Group the net increase in the fair value of the investment properties is $597.3 million. For the parent entity the net increase in the fair value of the investment properties is $392.2 million.

For the year ended 31 December 2004
For the GPT Group the net increase in the fair value of the investment properties of $597.3 million has been recognised directly in the income statement. This includes a revaluation adjustment referred to in note 34(xi) in regard to lease incentives $13.7 million. For the parent entity the net increase in the fair value of the investment properties of $392.2 million has been recognised directly in the income statement. This includes a revaluation adjustment referred to in note 34(xi) in regard to lease incentives $7.5 million.

(iii) Investments in associates and investments in controlled entities

Under previous disclosure, certain associates or controlled entities which owned investment property were classified as investment properties in the balance sheet. At the date of transition, these associates and controlled entities were reclassified in the balance sheet as investments in associates in accordance with AASB 128 *Investments in Associates or Investments in Controlled Entities* in accordance with AASB 127 *Consolidation and Separate Financial Statements*.

At 1 January 2004
For the GPT Group the effect of this was to reduce investment properties by $1,183.2 million and increase investments in associates by $1,183.2 million. For the parent entity the effect of this was to reduce investment properties by $4,468.2 million and increase investments in associates by $668.6 million and investments in controlled entities by $3,799.6 million.

At 31 December 2004
For the GPT Group the effect of this was to reduce investment properties by $1,191.9 million and increase investments in associates by $1,191.9 million. For the parent entity the effect of this was to reduce investment properties by $5,218.2 million and increase investments in associates by $689.1 million and investments in controlled entities by $4,529.2 million.

Under previous AGAAP, investments in associates were equity accounted with movements being recognised against the asset revaluation reserve. Investments in associates will continue to be equity accounted.

34. Explanation of transition to Australian equivalents to IFRSs (continued)

(d) Notes to the reconciliations (continued)

(iii) Investments in associates and investments in controlled entities (continued)

For the year ended 31 December 2004
For the GPT Group, income from the fair value adjustment to investments in associates increased by $11.2 million. There is no effect on the parent entity. For the parent entity, income from the fair value adjustments to investments in controlled entities increased by $210.1 million.

(iv) Investments in joint ventures

Under previous disclosure, certain joint ventures which own investment property were classified as investment properties in the balance sheet. At the date of transition, these joint ventures were reclassified in the balance sheet as investments in joint ventures in accordance with AASB 131 *Interests in Joint Ventures.*

At 1 January 2004
There is no effect for or the GPT Group or the parent entity.

At 31 December 2004
For the GPT Group the effect of this was to reduce investment properties by $11.6 million and increase investments in joint ventures by $11.6 million. There is no effect on the parent entity.

There was no effect on total or net assets.

At transition date, the directors elected to account for investments in joint ventures at fair value, with movements in fair value recognised in the income statement. There was no effect on total equity.

(v) Derivative financial instruments

Under previous AGAAP, derivatives were not recorded on balance sheet but disclosed in the notes to the accounts. Under AASB 139 *Financial Instruments: Recognition and Measurement,* derivatives not meeting hedging criteria are required to be measured at fair value through the income statement and recognised on balance sheet.

At 1 January 2004
For the GPT Group the effect of this was to recognise the fair value of derivatives on the balance sheet as a $13.6 million derivative financial asset and a $20.7m derivative financial liability. For the parent entity the effect of this was to recognise the fair value of derivatives on the balance sheet as a $11.2 million derivative financial asset and a $20.7 million derivative financial liability.

At 31 December 2004
For the GPT Group the effect of this was to recognise the fair value of derivatives on the balance sheet as an $11.2 million derivative financial asset and a $26.6 million derivative financial liability. For the parent entity the effect of this was to recognise the fair value of derivatives on the balance sheet as an $8.0 million derivative financial asset and a $26.6 million derivative financial liability.

For the year ended 31 December 2004
This adjustment was recorded as a $7.1 million decrease against opening retained earnings. The movement in the net loss on the fair value of derivatives of $8.0 million for the year ended 31 December 2004 was recognised directly in the income statement. The value of the derivative financial asset and derivative financial liability in the balance sheet were adjusted accordingly for the respective periods.

(vi) Properties under construction classified as property, plant and equipment

Under previous AGAAP, properties under construction were included in, and accounted for, as investment properties. At the date of transition, properties under construction have been reclassified in the balance sheet as property, plant and equipment in accordance with AASB 140 *Investment Property* and AASB 116 *Property, Plant and Equipment.*

At 1 January 2004
For the GPT Group the effect of this was to reduce investment properties by $101.2 million and increase property, plant and equipment by $101.2 million. For the parent entity the effect of this was to reduce investment properties by $8.1 million and increase property, plant and equipment by $8.1 million.

At 31 December 2004
For the GPT Group the effect of this was to reduce investment properties by $164.7 million and increase property, plant and equipment by $164.7 million. For the parent entity the effect of this was to reduce investment properties by $2.9 million and increase property, plant and equipment by $2.9 million.

There was no effect on total or net assets.

Notes to Financial Statements (continued)

34. Explanation of transition to Australian equivalents to IFRSs (continued)

(d) Notes to the reconciliations (continued)

(vii) Loans and unlisted shares reclassified from investment property

Under previous disclosure, loans to 161 Sussex St Pty Ltd and investments in unlisted shares were included within investment properties in the balance sheet. At the date of transition, these loans and unlisted shares were reclassified in the balance sheet from investment properties to 'other financial assets'. These loans and unlisted shares will be classified as loans and receivables in accordance with AASB 139 *Financial Instruments: Recognition and Measurement* and carried at amortised cost.

At 1 January 2004
For the GPT Group the effect of this was to reduce investment properties by $2.8 million for loans and $8.7 million for unlisted shares and increase 'other financial assets' by $11.5 million. There is no effect on the parent entity.

At 31 December 2004
For the GPT Group the effect of this was to reduce investment properties by $2.8 million for loans and $8.7 million for unlisted shares and increase 'other financial assets' by $11.5 million. There is no effect on the parent entity.

There was no effect on total or net assets.

(viii) Loans to Voyages Hotels & Resorts Pty Limited

Under previous AGAAP, loans to Voyages Hotels & Resorts Pty Limited made up of a working capital loan and acquisition loan were classified as 'other assets' in the balance sheet. At transition date and in accordance with *AASB 132 Financial Instruments: Disclosure and Presentation*, these loans were reclassified to 'other financial assets', classified as loans and receivables and valued at amortised cost in accordance with AASB 139 *Financial Instruments: Recognition and Measurement.*

At 1 January 2004
For the GPT Group the effect of this was to reduce 'other assets' by $10.9 million being the working capital loan and increase 'other financial assets' by $10.9 million. There is no effect on the parent entity.

At 31 December 2004
For the GPT Group the effect of this was to reduce 'other assets' by $66.6 million being the working capital loan of $18.5 million and acquisition loan of $48.1 million and increase 'other financial assets' by $66.6 million. For the parent entity the effect was to reduce 'other assets' by $48.1 million and increase 'other financial assets' by $48.1 million.

There was no effect on total or net assets.

(ix) Loans to associates

Under previous AGAAP, loans to associates were classified as 'other assets' in the balance sheet. At transition date and in accordance with AASB 132 *Financial Instruments: Disclosure and Presentation*, these loans were reclassified to 'other financial assets', classified as loans and receivables and valued at amortised cost in accordance with AASB 139 *Financial Instruments: Recognition and Measurement.*

At 1 January 2004
For the GPT Group the effect of this was to reduce other assets by $19.6 million increase 'other financial assets' by $19.6 million. There is no effect on the parent entity.

At 31 December 2004
For the GPT Group the effect of this was to reduce other assets by $24.6 million increase 'other financial assets' by $24.6 million. There is no effect on the parent entity.

There was no effect on total or net assets.

34. Explanation of transition to Australian equivalents to IFRSs (continued)

(d) Notes to the reconciliations (continued)

(x) Borrowings carried at amortised cost

Under previous AGAAP, discounts, premiums and ancillary costs relating to borrowings were recorded as an asset and amortised, and the principal amount of the borrowing was recorded as a liability. Under AIFRS, borrowings are recorded at amortised cost, where the principal amount is reduced by the amount of their associated discounts, premiums and ancillary costs.

At 1 January 2004
For the GPT Group the effect of this was to reduce 'other current assets' by $2.4 million and reduce 'borrowings' both current and non current by $0.1 million and $2.3 million respectively. For the parent entity the effect of this was to reduce 'other current assets' by $2.4 million and reduce 'borrowings' both current and non current by $0.1 million and $2.3 million respectively.

At 31 December 2004
For the GPT Group the effect of this was to reduce 'other current assets' by $5.3 million and reduce 'borrowings' both current and non current by $2.9 million and $2.4 million respectively. For the parent entity the effect of this was to reduce 'other current assets' by $5.3 million and reduce 'borrowings' both current and non current by $2.9 million and $2.4 million respectively.

There was no effect on net assets.

(xi) Rental revenue

Under previous AGAAP, rental revenue was recognised in the income statement on an accruals basis reflecting the payment terms of the underlying lease. Lease incentives were capitalised into the investment property and not amortised. Under AIFRS, rental income under leases which contain fixed increases will be recognised on a straight line basis over the lease term. Rental income will also be adjusted for the amortisation of lease incentives, including rent free incentives, over the lease term.

At 1 January 2004
For the GPT Group the effect of this, at the date of transition, was to create a lease incentive asset of $56.9 million and an impact of straightlining asset of $0.5 million and to decrease investment properties by $57.4 million. Both of these assets are included as part of investment properties for disclosure purposes and as a result there is no impact on the face of the balance sheet.

At 31 December 2004
For the GPT Group the effect of this, at the date of transition, was to create a lease incentive asset of $83.0 million and an impact of straightlining asset of $0.5 million and to decrease investment properties by $83.5 million. Both of these assets are included as part of investment properties for disclosure purposes and as a result there is no impact on the face of the balance sheet.

For the year ended 31 December 2004
For the GPT Group the amortisation of these balances reduced rental revenue by $13.7 million. This was offset by the recognition of a revaluation increase of $13.7 million in the income statement to ensure the property remained at fair value. For the parent entity the amortisation of these balances reduced rental revenue by $7.5 million. This was offset by the recognition of a revaluation increase of $7.5 million in the income statement to ensure the property remained at fair value.

Notes to Financial Statements (continued)

35. Segment information

(a) Description of segments

Business segments

The consolidated entity is organised on a global basis into the following divisions by product and service type.

Retail
The retail portfolio consists of regional & sub-regional and community shopping centres and Homemaker centres.

Office
The office portfolio is spread across four capital cities and comprises office space and associated retail space.

Industrial
The industrial portfolio consists of quality traditional industrial and Business Park assets with capacity for organic growth through the expansion of vacant land.

Hotel & Tourism
The hotel and tourism portfolio provides investment exposure to the Australian tourism sector and particularly the international visitor market.

Residential
The residential portfolio includes masterplanned urban communities which consist not only dwellings but associated social and physical infrastructure such as learning, retail and community facilities.

Geographical segments

Although the consolidated entity's divisions are managed on a global basis they operate in three main geographical areas:

Australia
The home country of the parent entity is also the main operating entity.

Europe
Comprises operations carried out in Germany, Czech Republic and Italy.

US
Comprises 6 retail centres in several states of the US.

Notes to Financial Statements (continued)

35. Segment information (continued)

(b) Primary reporting format - business segments

31 December 2005	Retail	Office	Industrial	Hotel and Tourism	Residential	Consolidated
	$M	$M	$M	$M	$M	$M
Rent from investment properties	425.2	198.2	31.4	34.7	-	689.5
Fair value adjustments to investment properties	127.8	140.3	22.3	46.2	-	336.6
Revenue from hotel operations	-	-	-	125.7	-	125.7
Share of net profits of associates and joint ventures	49.7	79.0	(0.3)	17.3	33.3	179.0
Unallocated revenue						31.3
Total segment revenue/income						1,362.1
Segment result	304.0	228.9	25.1	76.8	26.7	661.5
Impairment of investments	(14.4)	-	(9.7)	(11.6)	(28.0)	(63.7)
Unallocated revenue less unallocated expenses						(34.4)
Profit before income tax						566.4
Income tax benefit						0.4
Profit for the year						566.8
Segment assets	4,805.5	3,491.5	556.1	828.1	436.9	10,118.1
Unallocated assets						313.6
Total assets						10,431.7
Segment liabilities	96.4	107.0	(10.4)	3.2	11.1	207.3
Unallocated liabilities						3,851.1
Total liabilities						4,058.4
Investment in joint ventures	207.0	1,128.7	25.1	0.0	72.5	1,433.3
Acquisitions of investment properties	22.9	-	33.9	28.4	-	85.0
Acquisitions of property, plant and equipment	164.3	4.4	63.5	37.2	-	269.4
Depreciation and amortisation expense	10.4	4.2	0.6	7.2	-	22.4

Notes to Financial Statements (continued)

35. Segment information (continued)

(b) Primary reporting format - business segments (continued)

31 December 2004	Retail	Office	Industrial	Hotel and Tourism	Residential	Consolidated
	$M	$M	$M	$M	$M	$M
Rent from investment properties	380.7	178.5	27.3	60.4	-	646.9
Fair value adjustments on investment properties	616.2	(32.5)	3.9	9.7	-	597.3
Shares of net profits of associates and joint venture partnership	60.3	36.9	-	1.1	1.2	99.5
Unallocated Revenue						12.3
Total segment revenue/income						1,356.0
Segment result	288.5	225.7	23.0	61.7	2.8	601.7
Unallocated revenue less unallocated expenses						(601.7)
Profit before income tax						-
Income tax benefit						-
Profit for the year						-
Segment assets	4,772.2	3,092.6	330.6	725.9	36.1	8,957.4
Unallocated assets						142.0
Total assets						9,099.4
Segment liabilities	113.8	33.6	3.5	8.3	0.1	159.3
Unallocated liabilities						2,865.6
Total liabilities						3,024.9
Investment in joint ventures	146.2	1,011.7	-	9.4	36.1	1,203.4
Acquisitions of investment properties	20.7	-	18.5	272.5	-	311.7
Acquisitions of property, plant and equipment	190.0	-	-	-	-	190.0
Depreciation and amortisation expense	9.7	6.1	0.1	-	-	15.9

(c) Secondary reporting format - geographical segments

	Rent from investment properties		Segment assets		Acquisitions of property, plant and equipment, Investment properties	
	2005	2004	**2005**	2004	**2005**	2004
	$M	$M	**$M**	$M	**$M**	$M
Australia	**689.5**	646.9	**9,274.2**	8,957.4	**354.6**	501.7
US	**-**	-	**738.5**	-	**-**	-
Europe	**-**	-	**105.3**	-	**-**	-
	689.5	646.9	**10,118.0**	8,957.4	**354.6**	501.7
Unallocated assets			**313.7**	142.0		
Total assets			**10,431.7**	9,099.4		

35. Segment information (continued)

(d) Notes to and forming part of the segment information

Accounting policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and accounting standard AASB 114 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade creditors and accruals.

36. Contingent liabilities

There are no contingencies at balance date.

Directors' Declaration

In the directors of the Responsible Entity's opinion:

(a) the financial statements and notes set out on pages 21 to 83 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with the Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the Trust's and GPT Group's financial position as at 31 December 2005 and of its performance, as represented by the results of their operations, changes in equity and their cashflows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 7 to 17 of the Directors' Report comply with Accounting Standards AASB 124 *Related Party Disclosures* and Class Order 06/50 issued by the Australian Securities and Investments Commission; and

(d) at the date of this declaration, there are no reasonable grounds to believe that the members of the Extended Closed Group identified in note 31 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 31.

The directors have been given the declarations by the chief executive officer and chief financial officer required by Section 295A of the Corporations Act 2001.

This declaration is made in accordance with the resolution of the directors.

Peter Joseph
Director

Nic Lyons
Director

GPT RE Limited

Sydney
23 February 2006



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the unitholders of General Property Trust

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report and remuneration disclosures of General Property Trust (the Trust) and the GPT Group (defined below) for the financial year ended 31 December 2005 included on General Property Trust's web site. The directors of GPT RE Limited (the Responsible Entity) are responsible for the integrity of the Trust's web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report and remuneration disclosures identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report or the remuneration disclosures. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report and remuneration disclosures to confirm the information included in the audited financial report and remuneration disclosures presented on this web site.

Audit opinion

In our opinion:

1. the financial report of General Property Trust:

    - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of General Property Trust and the GPT Group (defined below) as at 31 December 2005, and of their performance for the year ended on that date, and

    - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*;and

2. the remuneration disclosures that are contained in pages 7 to 17 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and Class Order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both General Property Trust (the Trust) and the GPT Group (consolidated entity), for the year ended 31 December 2005. The consolidated entity comprises both General Property Trust and the entities it controlled during that year, including GPT Management Holdings Limited and its controlled entities.

PRICEWATERHOUSECOOPERS

The Trust has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 7 to 17 of the directors' report, as permitted by Class Order 06/50.

The directors of GPT RE Limited (the Responsible Entity) are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the unitholders of the Trust. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Trust's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and Class Order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

RD Deutsch
Partner

Sydney
23 February 2006

GPT Management Holdings Limited
and its controlled entities

Annual Financial Report
For the period 22 April 2005
to 31 December 2005

Contents

This financial report covers both GPT Management Holdings Limited as an individual entity and the consolidated entity consisting of GPT Management Holdings Limited and its subsidiaries. The financial report is presented in the Australian currency.

GPT Management Holdings Limited (the 'Company') is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

GPT Management Holdings Limited
MLC Centre
Level 52
19 Martin Place
Sydney NSW 2000

A description of the nature of the consolidated entity's operations and its principal activities is included in the review of operations and activities on page 1 in the Directors' Report, which is not part of this financial report.

The financial report was authorised for issue by the directors on 23 February 2006. The Company has the power to amend and re-issue the financial report.

Through our internet site, we have ensured that our corporate reporting is timely, complete and available globally at minimum cost to the Company. All press releases, financial reports and other information are available on our website: www.gpt.com.au.

Directors' Report
For the year ended 31 December 2005

The Directors of GPT Management Holdings Limited present their report on the consolidated entity and the entities it controlled at the end of or during the period 22 April 2005 to 31 December 2005.

Directors

The Directors of GPT Management Holdings Limited (the Company) at any time during or since the end of the financial year are:

Peter Joseph (Chairman)	(appointed 22 April 2005)
Malcolm Latham	(appointed 22 April 2005)
Ian Martin	(appointed 2 June 2005)
Brian Norris	(appointed 2 June 2005)
Eric Goodwin	(appointed 2 June 2005)
Nic Lyons	(appointed 2 June 2005)
Ken Moss	(appointed 22 April 2005)
Elizabeth Nosworthy	(appointed 2 June 2005)

Principal Activities

The principal activities of the Company during the financial year were:

- investment in income producing retail, commercial, industrial and office park properties; and
- management and administration of the General Property Trust.

The Company operates in Australia.

There has been no other significant change in the nature of the activities of the Company during the year.

Review of Operations and Changes in the State of Affairs

First Financial Report under the Australian equivalents to International Financial Reporting Standards (AIFRSs).

This financial report is the first Company financial report to be prepared in accordance with AIFRSs. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial Results

	2005
	$'000
Loss after tax for the Company	**22,237**

The GPT Group (GPT)

Following unitholders' approval on 2 June 2005, a stapled entity (the GPT Group (GPT)) was formed on 6 June 2005 by stapling together the units in General Property Trust (the Trust) to the shares in GPT Management Holdings Limited. The Trust and the Company entered into the Stapling Deed (on 2 June 2005) which sets out the terms of the relationship between the entities with respect to the stapled securities. The Stapling Deed ensures that the entities must operate on a co-operative basis for the benefit of holders of Stapled Securities as a whole. The consolidated results reflect the performance of the Trust and its subsidiaries from 1 January 2005 and the addition of the Company and its subsidiaries from the date of consolidation, 2 June 2005 to 31 December 2005.

In conjunction with the stapling, the Company acquired GPT RE Limited to act as the responsible entity of the Trust following GPT Management Limited being replaced by GPT RE Limited as the responsible entity of the Trust.

Babcock & Brown joint venture
On 30 June 2005, the Company invested into BGP Investment S.a.r.l a joint venture with Babcock & Brown Limited. The joint venture seeks to identify and invest in real estate opportunities which offer superior risk adjusted returns, and establish and manage third party funds.

Dividends

The Directors have not declared any dividends for the reporting period.

State of Affairs

In the opinion of the Directors there were no significant changes in the state of affairs of the Company that occurred during the financial year.

Likely developments and expected results of operations

Further information on likely developments in the operation of the Company and the expected results of those operations have not been included in this report because it would be likely to result in unreasonable prejudice to the Company.

Environmental Regulation

The Directors are satisfied that there are no significant issues that currently have an impact on the Company.

Events Subsequent to Balance Date

There are no significant subsequent events.

Information on Directors

Peter Joseph OAM, B Comm, MBA, FAICD (Chairman)
Mr Joseph is a career investment banker and an experienced company director who has had a close involvement with the BT Financial Group for 30 years. Mr Joseph was a Director of the responsible entities of a number of BT funds including some of the BT property trusts. Mr Joseph was also a Director of the Peter Kurts Properties Group for 12 years. Mr Joseph is currently the Chairman of Dominion Mining Limited. Mr Joseph is also Chairman of the St James Ethics Centre and the Black Dog Institute and, until September 2004, was Chairman of the St Vincent's and Mater Hospitals in Sydney. In 2000, Mr Joseph was awarded a Medal in the Order of Australia. Mr Joseph holds a Bachelor of Commerce degree and a Masters degree in Business Administration. Mr Joseph is a fellow of the Australian Institute of Company Directors. Mr Joseph is a member of the Nomination and Remuneration Committee.

Eric Goodwin B.E. MIE Aust CP Eng
Mr Goodwin is a Non-Executive Director of Eureka Funds Management Limited, Lend Lease Global Properties SICAF, Diversified Utilities and Energy Trust and AMPCI Macquarie Infrastructure Management No 2 Limited. Mr Goodwin joined Lend Lease in 1963 as a cadet engineer and during his 42 year career with Lend Lease held a number of senior executive and subsidiary board positions in the Australian operation and he was the inaugural manager of the group's Asian operations in 1973. Mr Goodwin has extensive experience in design, construction and project management, and his experience includes fund management of the MLC Property Portfolio during the 1980's and he was the founding Fund Manager of the Australian Prime Property Fund. Mr Goodwin is a member of the Audit and Risk Management Committee.

Malcolm Latham AM B.Arch, Dip TP
Mr Latham is currently a director of the Hornery Institute which undertakes projects in several states, skilling people for work and helping communities improve the places in which they live and work. Prior to this Mr Latham was Chairman of the South Sydney Development Corporation and Chairman of a joint venture for the redevelopment of the Auckland Harbour waterfront. He has extensive international experience in urban development. Mr Latham holds degrees in Architecture and Urban Planning and was awarded the Order of Australia in 1990 for his work as Executive Chairman of the National Capital Development Commission, Canberra. Prior to joining the GPT Board, Mr Latham was a senior executive in Lend Lease Corporation. Mr Latham is a member of the Nomination and Remuneration Committee.

Ken Moss B.E. (Hons), PhD, Hon FIEAust, CPEng, FAICD
Dr Moss is a Non-Executive Director of Adsteam Marine Limited and a Director of Macquarie Capital Alliance Group. Dr Moss is Chairman of Boral Limited and Centennial Coal Company Limited and is a board member of the Australian Maritime Safety Authority. Prior to August 2000, Dr Moss was Managing Director of Howard Smith Limited. Dr Moss is the Chairman of the Audit and Risk Management Committee.

Brian Norris B Ec, LLB
Mr Norris is currently a director of Lend Lease Global Properties SICAF, Chairman of Lend Lease Real Estate Investments Ltd, Asia Pacific Investment Company Ltd and Asia Pacific Investment Company No. 2 Ltd. Mr Norris has had a long association with the Lend Lease group, including assisting in the establishment and development of Australian, US and Asian-based property investment funds. Mr Norris is a Fellow of the Institute of Chartered Accountants and holds a degree from the University of Sydney. He previously was a director of a chartered accounting firm specialising in revenue law. Mr Norris is a member of the Audit and Risk Management Committee.

Elizabeth Nosworthy AO BA, LLB, LLM
Ms Nosworthy is currently Deputy Chairman of Babcock & Brown Limited and the Chairman of Commander Communications Limited and Stanwell Corporation Limited. Ms Nosworthy is a Director of Ventracor Limited and is an Adjunct Professor of Law at the University of Queensland and a Council Member of the National Gallery of Australia. Previously, Ms Nosworthy was a commercial partner in a national law firm where she specialised in financing work including infrastructure financing. Ms Nosworthy is a Fellow of the Australian Institute of Company Directors and has held a wide range of directorships in both the private and the public sectors. Ms Nosworthy is a member of the Audit and Risk Management Committee.

Ian Martin B Ec (Hons), FAICD
Mr Martin is currently a Non-Executive Director of Babcock & Brown Limited, Argo Investments Limited and St Vincent's, and Mater Health Sydney Limited. Mr Martin is a former Chief Executive Officer of the BT Financial Group and Global Head of Investment Management and Member of the Management Committee of Bankers Trust Corporation. Mr Martin spent eight years as an economist with the Australian Treasury, Canberra, and was the inaugural Chairman of the Investment and Financial Services Association. Mr Martin is the Chairman of the Nomination and Remuneration Committee.

Nic Lyons B Comm
Mr Lyons was appointed CEO of GPT in October 2000 and has more than 25 years experience in the property and property funds management industries in Australia and overseas. His long career in the property industry has included roles with entities such as ING, where he was General Manager of Listed Property Trusts, and Lend Lease Real Estate Investments where he was CEO – Real Estate Investments. Mr Lyons is a member of the Nomination and Remuneration Committee.

Company Secretary - James Coyne BA, LLB (Hons)
Mr Coyne was appointed the General Counsel/Company Secretary of GPT in 2004. Prior to this Mr Coyne held various roles at Lend Lease initially with the construction, infrastructure and development groups before moving on to the Real Estate Investments Group in 2000, where he held Senior Legal and Company Secretarial roles in both the listed and unlisted sectors.

Changes to the Board following Internalisation of GPT

GPT Management Holdings Limited was incorporated in 2005 as part of the proposed internalisation and stapling of the General Property Trust to create the GPT Group. Initial Directors at the time of incorporation were Peter Joseph, Ken Moss and M Latham. Following the decision of unitholders to internalise management of General Property Trust on 2 June 2005, the Board of GPT RE Limited and GPT Management Holdings Limited was constituted with the Board of GPTML, the previous Responsible Entity of the Trust: comprising Peter Joseph (Chairman), Eric Goodwin, Malcolm Latham, Ken Moss, Brian Norris and Elizabeth Nosworthy. Ian Martin and Nic Lyons also joined the Board at this time.

	Board		Audit and Risk Management Committee		Nomination and Remuneration Committee	
	Meetings Attended	Meetings Held^	Meetings Attended	Meetings Held^	Meetings Attended	Meetings Held^
Peter Joseph [1]	6	6	1	1	3	3
Eric Goodwin[2]	5	5	2	2	NA	NA
Malcolm Latham	6	6	NA	NA	3	3
Nic Lyons [3]	5	5	NA	NA	3	3
Ian Martin [4]	5	5	NA	NA	3	3
Ken Moss	6	6	3	3	NA	NA
Brian Norris	5	5	3	3	NA	NA
Elizabeth Nosworthy	5	5	3	3	NA	NA

1 Peter Joseph stepped down as a member of the Audit and Risk Management Committee on 16 September 2005. Prior to 15 September 2005 Mr Joseph was Chairman of the Nomination and Remuneration Committee.
2 Eric Goodwin was appointed as a member of the Audit and Risk Management Committee on 16 September 2005.
3 Nic Lyons was appointed as an Executive Director effective on 2 June 2005 and a member of the Nomination and Remuneration Committee on 16 September 2005.
4 Ian Martin was appointed as a Non-Executive Director effective on 2 June 2005 and Chairman of the Nomination and Remuneration Committee on 16 September 2005.

Directorships of Other Listed Companies and Directors Interests in GPT

The following table shows for each Director:

1 All directorships of other entities that were listed on the Australian Stock Exchange, other than GPT since 31 December 2002 and the period for which each directorship has been held.

2 Interests held in GPT as at the commencement of the period and at the end of the period.

Director	Directorship of Listed Entity	Period held	Interests in GPT at beginning of the period	Interests in GPT at end of the period
Peter Joseph	Dominion Mining Limited	1980 to present	50,000	50,000
Eric Goodwin	Diversified Utilities and Energy Trust	NA	Nil	10,000
Malcolm Latham	Nil	NA	13,195	13,195
Nic Lyons	Nil	NA	Nil	50,000
Ian Martin	Babcock & Brown Limited Argo Investments Limited	2004 to present 2004 to present	Nil	50,000
Ken Moss	Adsteam Marine Limited Macquarie Capital Alliance Group (including Macquarie Capital Alliance Limited, Macquarie Capital Alliance Management Limited and Macquarie Capital Alliance Bermuda Limited Boral Limited Centennial Coal Company Limited National Australia Bank Limited	2001 to present 2005 to present 1999 to present 2000 to present 2000 to 2004.	25,000	25,000
Brian Norris	Nil	NA	4,097	4,097
Elizabeth Nosworthy	Babcock & Brown Limited Commander Communications Limited Stanwell Corporation Limited Ventracor Limited Prime Infrastucture Management Limited David Jones Limited Queensland Treasury Corporation	2004 to present 2003 to present 2001 to present 2002 to present 2002 to 2004 1995 to 2003 1991 to 2003	5,000	5,000

Remuneration Report

The Directors of the Company present the Remuneration Report for the Company and its consolidated entities prepared in accordance with Section 300A of the Corporations Act 2001 for the period ended 31 December 2005.

Background

Following Unitholder approval on 2 June 2005, the General Property Trust (the 'Trust') internalised its management and GPT RE Limited replaced GPT Management Limited (now Lend Lease Funds Management Limited (LLFM)) as Responsible Entity of the Trust on 6 June 2005. Prior to that date Lend Lease Corporation Limited (Lend Lease) set the applicable remuneration policies and paid all the directors, executives and employees of the responsible entity of the Trust.

This report sets out the remuneration policies that apply to all employees of the GPT Group that have been adopted by the Board following GPT's internalisation, unless otherwise indicated. Disclosure is also made in respect of GPT prior to its internalisation when the Trust was managed by GPTML. As a consequence, the specific remuneration details set out in this report comprise:

1. Amounts paid by Lend Lease in respect of the period when GPTML was the Responsible Entity of the Trust.
2. Amounts paid by GPT following the internalisation of management.

The specific remuneration arrangements described in this report apply to the Chief Executive Officer and the key management personnel as defined in AASB 124 and to the five named executives as defined in section 300A of the Corporations Act. The composition of the group of key management personnel changed during the year following the internalisation of GPT when a number of executives engaged by Lend Lease became key management personnel of GPT.

The Nomination And Remuneration Committee:

GPT's Nomination and Remuneration Committee is responsible for:

1. Reviewing and making recommendations to the Board on the compensation policies (including performance and incentive schemes) applicable to GPT employees.
2. Reviewing the Chief Executive Officer's performance and remuneration annually, and making recommendations to the Board thereon.
3. Making recommendations to the Board on remuneration policies and packages applicable to Board members.

Further information about the role and responsibility of the Committee is set out in its Charter. The Charter is available on GPT's website (www.gpt.com.au). Details concerning the membership of the Committee and attendance at its meetings are set out earlier in this report.

The Chief Executive Officer in turn reviews the performance and compensation of the Senior Executives and makes recommendations on these to the Committee. The Chief Executive Officer's recommendations recognise the differing responsibilities and skills of executives as well as different market influences that may affect their total compensation packages. If endorsed by the Committee, the total compensation packages for these executives are recommended to the Board for approval.

Since 2 June 2005, the Board, through the Nomination and Remuneration Committee, has been reviewing GPT's policies and practices in relation to its compensation framework. The aim has been to create a remuneration system that:

- Is transparent
- Is fair and market competitive
- Encourages superior performance by aligning rewards with the interests of all stakeholders
- Attracts, motivates, retains and rewards talented and skilled directors, executives and employees
- Rewards employees who demonstrate the core values and culture of GPT.

Remuneration Report (continued)

Remuneration - Executives

GPT's Compensation Policy

GPT's compensation framework is designed to:

- Satisfy the interests of all stakeholders by aligning remuneration with the achievement of strategic objectives – including the achievement of superior returns for Securityholders.
- Attract, align, retain and motivate superior talent at all levels by adequately rewarding contribution to value creation and the execution of GPT's business strategy.

GPT's Compensation Strategy

GPT aims to pay market competitive Total Compensation packages made up of the following components:

- Base salary (fixed) – This includes cash, superannuation, leave loading, other salary sacrifice items and fringe benefits tax (FBT), and is generally positioned at market median against comparable industry peers on the basis of annual benchmarking. Base salaries are reviewed annually, although they may also be reviewed on promotion.
- Short Term Incentives (variable) – Opportunities for short-term incentives are expressed as a percentage of Base salary and determined by annual performance against agreed financial and non-financial key performance indicators (KPI's).
- Long Term Incentives – (variable) – Opportunities for long-term incentives are determined by performance against KPI's and measured over three years.

Individuals can receive Total Compensation in the top quartile of the market in a particular year only if various financial and non-financial KPI's are achieved in their Short and Long Term Incentives.

For the Chief Executive Officer and other key management personnel the variable component of this mix is greater than at other levels of the business. The following chart shows percentage mix of the fixed and variable components of Total Compensation for the Chief Executive Officer and other key management personnel (assuming target performance is met and assuming that Securityholders approve the Long Term Incentive Scheme for GPT at the Annual General Meeting to be held on 18 April 2006).

	Fixed Remuneration	Performance based Remuneration	
		STI	LTI
Nic Lyons Chief Executive Officer	44 %	22 %	34 %
Michael O'Brien Chief Operating Officer	50 %	25 %	25 %
Kieran Pryke Chief Financial Officer	50 %	25 %	25 %
Neil Tobin General Manager Joint Venture	53 %	26 %	21 %
Mark Fookes General Manager Retail	53 %	26 %	21 %
Bruce Morris Portfolio Manager Hotels	53 %	26 %	21 %
James Coyne General Counsel/Company Secretary	56 %	22 %	22 %

External Benchmarking of Total Compensation

In this context, the Nomination and Remuneration Committee is mindful to ensure that market data used to set executive remuneration considers GPT's competitors in the LPT sector as well as GPT's peers on the ASX 200, with the greatest weighting being applied to LPT's sector based comparisons.

For guidance, the Nomination and Remuneration Committee and various business-based executives draw on the following data to benchmark pay:

- Specific external benchmarking conducted by expert, external advisors. The Nomination & Remuneration Committee has appointed Godfrey Remuneration Group Pty Limited to assist in this regard.
- Information available in published job matched surveys of industry peers including the Avdiev Property Industry Remuneration Report and the Hamilton Partners Remuneration Survey.
- Commissioned surveys to supplement the published information.

Remuneration Report (continued)

Performance Measures

Performance is evaluated against both financial and non-financial KPI's.

Performance against financial KPI's is a key driver of reward outcomes in both Short Term and Long Term Incentives. Financial KPI's that apply may be a mixture of:

- Financial performance of GPT as a whole against predetermined targets and its industry peers.
- Financial performance of the individual's portfolio, division, or business unit.

For the Chief Executive Officer and other key management personnel, the proportion of their Short Term and Long Term Incentive potential that is weighted towards financial KPI's is high (for the CEO - 80% of the Short Term Incentive potential and 100% of the Long Term Incentive potential).

For Short Term Incentives there is also a weighting to non-financial measures that vary between positions but include matters such as achieving strategic outcomes, operational improvement, performance enhancement and personal & staff development. The Board believes that these performance measures best align executive reward with that of consistently superior Securityholder returns and the promotion of GPT's values and culture.

GPT's Performance Management System

A uniform performance management system is used across the GPT Group which provides all employees with clear financial and personal performance objectives. Although the performance criteria are different for each executive, the principles are similar and involve assessment of performance across the following areas:

- Financial (in relation to the individual's business unit and the Group) – achievement of earnings, return on equity and other relevant financial targets;
- Personal – achievement of personal objectives related to specific non-financial business targets such as achieving strategic outcomes, operational improvement and performance enhancement and personal & staff development; and
- Values – achievement of performance consistent with the GPT Values ingrained as part of the GPT Group Culture. Failure to perform consistently with Group Values will remove eligibility for bonus.

To ensure that the appropriate performance objectives are being set and that there is an alignment of effort with key deliverables of the GPT Group's business strategy, the Chief Executive Officer's performance objectives are set by the Board annually and from there are cascaded into the businesses via the performance objectives of all executives and employees.

Short Term Incentives (STIs)(variable component)

A potential STI, calculated as percentage of base salary, is available to all executives. The potential STI is, in turn, allocated between financial and personal goals. The STI percentage, and its allocation between financial and personal goals depends upon each executive's ability to determine particular outcomes of the Group's objectives as well as the executive's seniority and accountability.

The actual STI award for an executive is determined by assessment of the executive's performance against specific objectives. The executive's performance is assessed relative to various measurement levels (threshold, target and stretch in the case of financial goals). Expressed as a percentage of the executive's base salary, their STI potential may range from 0% to 100% for stretch performance. No STI award is made for a particular goal if performance falls below a minimum threshold level of performance. For Senior Executives in FY06, no STI award will be available should the target level of performance – which equals delivery of the earnings for the Group as set out in the 2 May 2005 Explanatory Memorandum – not be achieved.

Once an entitlement is calculated, the award may be received in a number of ways:

- Cash
- Salary sacrificed to superannuation
- Securities issued under GPT's Securities Employee Incentive Scheme (discussed in more detail below).

The table on page 15 shows STI payments made for the financial year ended 31 December 2005 to the Chief Executive Officer and other key management personnel. Amounts shown are broken down to show amounts paid by Lend Lease and amounts paid by GPT.

Remuneration Report (continued)

Long Term Incentives (LTIs) (variable component)

Subject to Securityholder approval at the Annual General Meeting to be held on 18 April 2006, the Board intends implementing a long term incentive (LTI) scheme for Senior Executives under the GPT Employee Incentive Scheme. The GPT Employee Incentive Scheme is discussed in more detail on page 10.

The LTI scheme is designed to:

- Provide Senior Executives with a long-term incentive to create value for Securityholders, thereby aligning their interests more closely
- Provide a means through which Senior Executives can participate, over the longer term, in the ongoing success of GPT
- Assist in the attraction and retention of key Senior Executives.

The Fringe Benefits Tax concessional provisions that would be applicable if shares in the company component of GPT were acquired as part of an employee share scheme, do not apply to the acquisition of units in the trust component of GPT. This means that, unlike most companies, a fringe benefits tax liability would arise for GPT if GPT Securities were provided to GPT employees as part of an employee incentive scheme. In this regard, GPT is in the same position as other stapled entities that comprise shares in a company and units in a trust. GPT's advice was that as consequence of this, a plan involving loans to acquire GPT Securities would be required.

It is proposed that GPT's LTI scheme will include a loan to enable nominated employees to acquire GPT Securities under GPT's Employee Incentive Scheme. The Board, on the recommendation of the Nomination and Remuneration Committee, will determine those Senior Executives eligible to participate in the LTI Scheme and, for each participating executive, their potential LTI and loan amount, calculated by reference to a percentage of their base salary. Subject to performance over a 3 year period, the LTI award will be applied against the outstanding loan (after deductions for FBT). The performance measures that will give rise to a LTI award will be determined annually and will be disclosed in GPT's remuneration report to the fullest extent possible.

The loan will be of no fixed term. After deducting amounts for tax on the employee's income, distributions on the GPT Securities will be applied against the loan. The loan will not be interest free. Interest will be calculated at GPT's funding cost. While the loan remains outstanding, the GPT Securities will be held subject to a holding lock and will not be able to be transferred or otherwise dealt with.

LTI awards will be made subject to satisfying specified financial performance measures set annually at the time the LTI is granted, and that are tested over a three year period. For each of the financial performance measures, performance criteria also will be determined at the time the LTI is granted. If below threshold performance for a particular performance measure is achieved at the end of the three-year period, no amount of the LTI allocated to that performance measure would be awarded. Above threshold level of performance, pro rata awards will occur up to stretch outcomes. Where an LTI award is made, the cost of the loan (equivalent to interest) will first be deducted from that amount. If the LTI award is insufficient to cover the loan cost, that part of the remaining loan cost will be capitalised and added to the loan amount. Where the LTI award is greater than the cost of the loan, GPT will waive an amount of the loan equal to the remainder after deducting the amount payable by GPT for the fringe benefits tax (FBT). Based on the current levels of FBT, 51.5% would be applied to reduce the loan amount and 48.5% to pay FBT.

Except in defined circumstances, the loan under the LTI Scheme is full recourse. If the employee leaves GPT, the loan must be repaid (either by the sale of securities or some other source of funds). In determining any shortfall, profits on each tranche of GPT Securities and associated loans will be offset against losses on other GPT Securities and their associated loans. At the discretion of the Board the loan and outstanding interest may be waived in the following circumstances:

- on retirement of the employee;
- death or total permanent disability of the employee;
- redundancy without cause of the employee; or
- takeover

In designing the LTI performance measures, the Board determined that, given the nature of GPT, it was important to devise measures which provided a direct link to GPT's distributions and their rate of growth which in turn are the performance drivers of total Securityholder return. The Board also considered that some element of external benchmarking was also required. The Board believes that these requirements have been met through the mix of performance measures that have been adopted for the initial LTI grant.

Remuneration Report (continued)

Subject to Securityholder approval, for the first LTI proposed (with performance to be reviewed based on the 2006, 2007 and 2008 financial years) the performance measures approved by the GPT Board are as follows:

- Growth in Earnings per Stapled Security *(EPS Growth)* – 50% of the potential LTI. Growth in Earnings per Stapled Security will be measured as the percentage increase in earnings per GPT Security. For the initial LTI this will be measured for the financial years 2006, 2007 and 2008. EPS is the base earnings per GPT Security adjusted for significant items and other items determined by the GPT Board and as disclosed in GPT's Statement of Financial Performance for the financial years ended 31 December 2006, 31 December 2007 and 31 December 2008. If EPS growth is below 6.2% on average over the three-year period, no part of LTI available for this performance measure will be awarded. If EPS growth is above 6.2%, pro rata awards will occur up to stretch outcomes (7.5%).
- Return on Contributed Equity (*RoE*) – 30% of the potential LTI. Return on Contributed Equity measures the total return on equity employed and takes into account both capital appreciation of the assets of the GPT Group and cash distributions of income. If RoE is below 8.5% on average over the three-year period, no part of the LTI available for this performance measure will be awarded. If RoE is above 8.5%, pro rata awards will occur up to stretch outcomes (12.5%).
- Performance relative to Listed Property Trust Index (*LPT Index*). – 20% of the potential LTI. A LPT Index award may be granted if GPT outperforms against the S&P ASX 200 Listed Property Trust Index. Due to the size of GPT within this index, GPT and its performance is excluded for the purpose of calculating the LPT Index and its performance. Below index performance, no part of the total LTI available for this performance measure will be awarded. Above index performance, pro rata awards will occur up to stretch outcomes (2% out performance). The Board may substitute another index if there is a material change in the composition of the LPT Index during the measurement period.

Subject to Securityholder approval at the Annual General Meeting to be held on 18 April 2006 it is proposed that a loan be made to the Chief Executive Officer and other key management personnel for the purpose of acquiring GPT Securities under the LTI scheme. Further information on these LTI's is set out in more detail in the Notice of Meeting and Explanatory Memorandum.

GPT's Employee Incentive Scheme

Subject to Securityholder approval at the Annual General Meeting to be held on 18 April 2006, the Board intends implementing the GPT Employee Incentive Scheme (Scheme). The Scheme operates at two levels:

- a General Scheme for all employees (other than Senior Executives who receive a Long Term Incentive); and
- Long Term Incentive (LTI) Scheme for certain Senior Executives - which is discussed above on page 9.

Under the General Scheme, employees will be offered the ability to participate up to a nominated percentage of their Base Salary (20%).

It is proposed that the Scheme will comprise a loan to enable employees to acquire GPT Securities. The reasons for making a loan rather than issuing GPT Securities to employees is discussed above on page 9 The Loan will be of no fixed term. The Loan will be interest free – the net cost of the interest component is a cost to the business of implementing the scheme. The total cost to GPT to service these loans is not significant (approximately $200,000). The Loan must be used to acquire GPT Securities that will be acquired on employees' behalf by the Scheme Administrator. Securities in respect of which a loan is outstanding cannot be sold or transferred. Net distributions (deducting amounts required to pay tax) must be applied to reduce the loan. If an employee leaves GPT, the Loan must be repaid (either by the sale of the securities or by some other source). The Loan will be non-recourse, however, it is anticipated that under normal market conditions the value of securities held by employees would exceed the value of outstanding loans by approximately 15% to 20% within 2 years.

Further information in relation to the Scheme is set out in the Notice of Meeting and Explanatory Memorandum.

Service Agreements

Service agreements have been entered into with all employees who transferred from Lend Lease to the internalised GPT and for all persons employed since that time.

Notice periods of one (1) month apply to all these service agreements although the Board has an intention to increase the standard notice period for a group of the most Senior Executives to a minimum of 3 months. No notice provisions apply where termination occurs as a result of misconduct or serious or persistent breach of agreement.

Compensation Arrangements for early termination of an executive's contract for reasons outside the control of the individual or where the executive is made redundant may give rise to a severance payment at law. In the absence of any express entitlement, these payments would vary between individuals. The Board has approved a policy with respect to severance entitlements and intends clarifying the position for key management personnel within the GPT Group by establishment of a policy specifically capping the maximum severance payment that would be made to 12 months base salary. In addition the employee may be entitled to any short-term and long-term incentive at the end of the relevant period (subject to the achievement of key performance indicators that had been set).

Under the existing service agreements there are no entitlements to payments on resignation, on termination by the Company for poor performance or for termination for cause.

Remuneration Report (continued)

Set out below is a summary of the terms of the service agreements for the Chief Executive Officer and other key management personnel.

	Nic Lyons	Michael O'Brien	Kieran Pryke	Neil Tobin	Mark Fookes	Bruce Morris	James Coyne
	Chief Executive Officer	Chief Operating Officer	Chief Financial Officer	General Manager JV	General Manager Retail	Portfolio Manager Hotels	General Counsel/ Company Secretary
Date of Agreement	1 June 2005	1 June 2005	1 June 2005	1 June 2005	1 June 2005	1 June 2005	1 June 2005
Term of Agreement	Open-ended	Open-ended	Open-ended	Open-ended	Open-ended	Open-ended	Open-ended
Non-solicitation of other personnel	12 months	12 months	12 months	12 months	12 months	12 months	12 months
Retention payable June 07	Yes see table on page 14	Yes see table on page 14	Yes see table on page 14	Yes see table on page 14	Yes see table on page 14	Yes see table on page 14	Yes see table on page 14
Commitment payment	Yes see table on page 14	Yes see table on page 14	Yes see table on page 14	Yes see table on page 14	Yes see table on page 14	Yes see table on page 14	Yes see table on page 14
Termination Notice	1 Month	1 Month	1 Month	1 Month	1 Month	1 Month	1 Month

Other Awards - GPT since Internalisation

Prior to the internalisation proposal being put to Unitholders, the Board of GPTML (comprised of its Independent Directors) identified certain individuals who were either critical to the internalisation process itself or were critical to ensure that business as usual was maintained for those parts of GPT's business that were significantly impacted by the internalisation and for the ongoing success of the business as part of a newly formed independent GPT. In relation to these employees, the Board (comprised of its Independent Directors) agreed to:

- A one-off commitment payment made in June 2005 to the individuals concerned.
- A retention payment to be made in June 2007 should the employee remains with GPT until that time. This payment will not be made if the individual's employment is terminated prior to 1 July 2007 for misconduct, gross negligence, material breach of contract, failure to carry out a reasonable direction or any other circumstances justifying immediate termination.

For key management personnel details of:

- The commitment payment has been included in Table 2 on page 14 under the heading "Short Term Employee Benefits – Commitment Bonus".
- Amounts allocated to the retention referred to above have been included in Table 2 on page 14 under the heading "Other Long Term Benefits - Retention".

Remuneration Report (continued)

Other Awards – Lend Lease prior to Internalisation

(a) Retention Amounts

Lend Lease made retention awards from time to time if it wished to provide an incentive to certain employees, who were responsible for the management of GPT, to remain with the Lend Lease Group. These awards were provided by Lend Lease and not by Unitholders. During 2004, following the announcement of the GPT/Lend Lease merger proposal, Lend Lease granted retention awards to a number of key executives. These awards were not linked to the success or otherwise of the GPT/Lend Lease merger proposal (that did not ultimately proceed) but would be payable if the executives remained with the Lend Lease Group for varying periods that expired during 2005. Lend Lease provided the funds for these awards as part of the separation arrangements that were agreed in June 2005. Details of any retention amount referred to above for the key management personnel have been included in Table 1 on page 14 under the heading "Short Term Employee Benefits - Retention Bonus".

(b) Lend Lease Employee Share Plan.

Part of a Lend Lease employee's total remuneration was made up of an allocation to shares issued under Lend Lease Employee Share Plans. The amount allocated was calculated as a percentage of base salary and capped at 5% of base salary. Details of any shares issued under Lend Lease Employee Share Plan for the key management personnel have been included in Table 1 on page 14 under the heading 'Equity – ESP/Other'.

(c) Long Term Incentive

During 2005, certain executives were eligible to receive awards issued by Lend Lease in 2002 under its Long Term Incentive Scheme. Details of any such long term incentive awards for the key management personnel have been included in Table 1 on page 14 under the heading "Other Long Term Benefits - LTI Bonus".

Remuneration - Non-Executive Directors

GPT's Policy

As part of its Charter, the Nomination and Remuneration Committee makes recommendations to the Board concerning the remuneration structure for Non Executive Directors.

The Board has adopted a policy to ensure that remuneration packages for Non Executive Directors are transparent and easily explained while at the same time enabling the Board to attract and retain the highest quality candidates. The principal features of this policy are as follows:

- Non Executive Directors are paid one director's fee for participation as a Director in all GPT Group related companies (principally GPT RE Limited the responsible entity of the General Property Trust and GPT Management Holdings Limited).
- Non Executive Director remuneration is composed of three main elements:
  1) Main Board fees
  2) Committee fees
  3) Superannuation contributions at the statutory Superannuation Guarantee Levy (SGL) rate.
- Differences in workloads of Non-Executive Directors arise mainly because of differing involvement in board committees, which is in addition to main board work. This additional workload is rewarded via committee fees in addition to main board fees.
- Non Executive Directors do not participate in any incentive or performance based arrangements.
- Non Executive Directors are not entitled to any retirement benefits.
- Non Executive Directors remuneration is set by reference to comparable entities listed on the Australian Stock Exchange (based on GPT's industry sector and market capitalisation).
- External independent advice on reasonable remuneration for Non Executive Directors is sought at least every three years. Between such reviews remuneration will be monitored against market movements (so as to maintain their competitiveness) as will the time being spent by Directors in performing their duties. Any increase as a result of such review will be effective as from the 1st of January and would be advised in the next Remuneration Report.
- The Chairman will be paid a main board fee at a higher rate than other Non Executive Directors to reflect additional workloads and responsibilities. The Chairman will be paid 150% more than the other Non Executive Directors but will not receive committee fees.

Directors' Report

For the year ended 31 December 2005

Remuneration - Non-Executive Directors (continued)

Amounts payable to Non Executive Directors to 31 December 2005

For the period from 1 January 2005 until 2 June 2005, Non-Executive Directors' fees were paid by GPT Management Limited (a subsidiary of Lend Lease Corporation) and not by GPT. Non-executive Directors' fees were set at $60,000 per annum with the Chairman's fees being two times the standard fees paid to a Director ($120,000). The Chairman of the Audit & Risk Management Committee received an additional $20,000 per annum. Other members of the Audit & Risk Management Committee received an additional $15,000 per annum. With the internalisation of GPT these fees were maintained for the period to 31 December 2005, provided that the members of the newly reconstituted Nomination and Remuneration Committee (other than the Chairman) received $15,000 per annum.

In addition, Peter Joseph, Malcolm Latham and Ken Moss received additional amounts for the period from 1 January 2005 to 2 June 2005 of $102,000, $34,000 and $32,000 respectively for considerable additional work undertaken arising from the Stockland Offer and the Internalisation Proposal, which was ultimately approved by Unitholders on 2 June 2005. These payments were made by Lend Lease as part of an arrangement that was agreed at the time of the original GPT/Lend Lease merger proposal in 2004.

Table 4 on page 15, which shows the comparative information for the period from 1 January 2004 to 31 December 2004, includes additional amounts paid to Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy for the work undertaken arising from the Lend Lease Merger Proposal and the Stockland Offer. These amounts were disclosed in GPT's financial statements for the period ended 31 December 2004.

Amounts payable to Non-Executive Directors commencing 1 January 2006

The Nomination and Remuneration Committee commissioned a report on Non-Executive Director remuneration from Godfrey Remuneration Group Pty Limited ("Godfrey") in the second half of 2005. The results of this review noted that, in light of the recent change to the structure of the GPT Group, the increased involvement, level of commitment and responsibilities (including increased legal and regulatory liability now imposed on directors of listed entities) being requested of the Non-Executive Directors and the competitive nature of the current market, the remuneration levels of the Non-Executive Directors required amendment.

In this context, the Committee was mindful to ensure that any market data should consider GPT's competitors in the LPT sector as well as GPT's peers on the ASX 200. The Committee was also mindful that it is important for all Securityholders in GPT for the Board to be able to attract and maintain appropriately qualified non executive directors for a business of the size and complexity of the newly internalised and stapled GPT (total assets approximately $10.3 billion - with a core portfolio of $9.4 billion and interests in investments across Europe and in the US $0.9 billion).

As a result, Non-Executive Directors' fees have been increased as follows: the Chairman's total remuneration is now $300,000 per annum plus superannuation contributions at the statutory (SGL) rate (9% capped at $12,139). The main board fees for all other Non-Executive Directors will be $120,000 per annum plus SGL contributions (capped at $12,139). The Chairman of the Audit and Risk Management Committee is entitled to an additional $30,000 with members entitled to an additional $15,000. The Chairman of the Nomination and Remuneration Committee will be entitled to an additional $20,000 with members entitled to an additional $10,000. These changes took affect from 1 January 2006.

As a Director of GPTML, Brian Norris was entitled to a retirement benefit from that company equal to the total of the director's fees paid to him during the three year period piror to his retirement. This amount $211,467.40 was paid to Mr Norris in 2005 following the internalisation of GPT. The amount was paid by Lend Lease not by GPT and is disclosed in Table 1 on page 14 under the heading "Retirement Benefits".

Proposed Increase in Aggregate Fee Limit

The maximum aggregate amount payable to Non-Executive Directors may not exceed $1.3 million per annum. The aggregate amount payable to Non-Executive Directors is currently $1,209,534. At current levels there is sufficient headroom within the maximum to provide a modest increase amounts currently paid to Non-Executive Directors but insufficient headroom within the maximum to appoint a new director.

A resolution will be put to Securityholders at the Annual General Meeting to be held on 18 April 2006 to increase the maximum aggregate amount payable to Non-Executive Directors from $1.3 million to $1.45 million. The revised maximum aggregate amount will allow for the appointment of one further director. Further details concerning this are contained in the Notice of Meeting and Explanatory Memorandum.

Directors' Report

For the year ended 31 December 2005

Details of Remuneration

Details of the nature and amount of each element of the remuneration of the key management personnel for the current year and for the comparative year are set out below. They are broken into a number of tables. Table 1 shows all amounts paid by Lend Lease for the period between 1 January 2005 and 2 June 2005. Table 2 shows all amounts paid by GPT for the period from 3 June 2005 to 31 December 2005. Table 3 shows the aggregate of Table 1 and Table 2 (i.e. the total amounts paid to the individuals for the year from 1 January 2005 to 31 December 2005). Table 4 shows the comparison for the year from 1 January 2004 to 31 December 2004.

Table 1 Remuneration details 1 January 2005 to 2 June 2005

Details of the remuneration of the Key Management Personnel of GPT RE Limited paid by Lend Lease when the Responsible Entity for the Trust was GPT Management Limited for the period 1 January 2005 to 2 June 2005 is set out in the following table:

	Short term employee benefits				Post Employment		Other long term benefits		Termination	Share Based Payment	
	Salary & Fees	STI Bonus	Retention Bonus	Non Monetary	Super-annuation	Retirement Benefits	LTI Bonus	Retention			Total
Key Management Personnel											
N Lyons *CEO & Director appointed 2/6/05*	213,856	316,984	384,327	2,739	19,236	-	31,821	-	-	6,022	974,985
E Goodwin *Director*	-	-	-	-	-	-	-	-	-	-	-
M Latham *Director*	59,000	-	-	-	2,250	-	-	-	-	-	61,250
K Moss *Director*	67,333	-	-	-	3,000	-	-	-	-	-	70,333
B Norris *Director*	31,250	-	-	-	2,813	211,467	-	-	-	-	245,530
E Nosworthy *Director*	31,250	-	-	-	2,813	-	-	-	-	-	34,063
P Joseph *Director*	152,000	-	-	-	4,500	-	-	-	-	-	156,500
I Martin *Director appointed 2/6/05 - No benefits paid in this period*											
M O'Brien *COO*	151,888	147,995	192,201	2,739	17,492	-	26,354	-	-	5,995	544,664
K Pryke *CFO*	122,954	120,866	98,493	2,739	14,273	-	85,996	-	-	4,894	450,216
J Coyne *General Counsel/Secretary*	93,285	53,900	60,641	64	10,600	-	-	-	-	3,635	222,125
M Fookes *Retail GM*	-	-	-	-	-	-	-	-	-	-	-
N Tobin *JV GM*	-	-	-	-	-	-	-	-	-	-	-
B Morris *Hotels PM*	-	-	-	-	-	-	-	-	-	-	-
Total	922,816	639,745	735,662	8,281	76,977	211,467	144,171	-	-	20,546	2,759,666

There were no termination benefits earned during the period.

Table 2 Remuneration details 3 June 2005 to 31 December 2005

Details of the remuneration of the Key Management Personnel of GPT RE Limited for the period 3 June 2005 to 31 December 2005 is set out in the following table:

	Short term employee benefits				Post Employment		Other long term benefits		Termination	Share Based Payment	
	Salary & Fees	STI Bonus	Commitment Bonus	Non Monetary	Super-annuation	Retirement Benefits	LTI Bonus	Retention			Total
Key Management Personnel											
N Lyons *CEO & Director (appointed 2/6/05)*	378,296	115,267	270,157	3,194	23,141	-	-	378,219	-	-	1,168,274
E Goodwin *Director*	34,385	-	-	-	3,095	-	-	-	-	-	37,480
M Latham *Director*	42,761	-	-	-	3,868	-	-	-	-	-	46,629
K Moss *Director*	45,627	-	-	-	4,126	-	-	-	-	-	49,753
B Norris *Director*	43,144	-	-	-	3,833	-	-	-	-	-	46,977
E Nosworthy *Director*	42,981	-	-	-	3,868	-	-	-	-	-	46,849
P Joseph *Director*	68,550	-	-	-	6,189	-	-	-	-	-	74,739
I Martin *Director (appointed 2/6/05)*	34,385	-	-	-	3,095	-	-	-	-	-	37,480
M O'Brien *COO*	280,498	53,816	201,811	3,200	8,924	-	-	282,535	-	-	830,784
K Pryke *CFO*	228,085	43,952	164,818	3,200	8,883	-	-	230,745	-	-	679,683
J Coyne *General Counsel/Secretary*	168,016	19,600	122,500	-	8,090	-	-	171,500	-	-	489,706
M Fookes *Retail GM*	237,799	45,804	171,766	3,200	8,924	-	-	240,473	-	-	707,966
N Tobin *JV GM*	221,893	38,431	160,129	-	8,796	-	-	224,181	-	-	653,430
B Morris *Hotels PM*	212,188	41,895	153,316	-	8,668	-	-	214,642	-	-	630,709
Total	2,038,608	358,765	1,244,497	12,794	103,500	-	-	1,742,295	-	-	5,500,459

There were no termination benefits earned during the period.

\# The amount set out in "Other Long Term Benefits - Retention" represents an accrual for part of the retention award that becomes payable on 30 June 2007. The total amounts payable in respect of this retention award (assuming that the executive remains with GPT until 30 June 2007) is as follows: N. Lyons $1,350,783, M. O'Brien $1,009,054, K. Pryke $824,088, N. Tobin $800,647, M. Fookes $858,831, B. Morris $766,578 and J. Coyne $612,500.

Directors' Report
For the year ended 31 December 2005

Details of Remuneration (continued)

Table 3 Remuneration details 1 January 2005 to 31 December 2005

Details of the remuneration of the Key Management Personnel of the stapled entity for the year ended 31 December 2005 is set out in the following table:

	Short term employee benefits				Post Employment		Other long term benefits		Share Based Payment	
	Salary & Fees	STI Bonus	Bonus	Non Monetary	Super-annuation	Retirement Benefits	LTI Bonus	Retention		Total
Key management Personnel										
N Lyons *CEO & Director (appointed 2/6/05)*	592,152	432,251	654,484	5,933	42,377	-	31,821	378,219	6,022	2,143,259
E Goodwin *Director*	34,385	-	-	-	3,095	-	-	-	-	37,480
M Latham *Director*	101,761	-	-	-	6,118	-	-	-	-	107,879
K Moss *Director*	112,960	-	-	-	7,126	-	-	-	-	120,086
B Norris *Director*	74,394	-	-	-	6,646	211,467	-	-	-	292,507
E Nosworthy *Director*	74,231	-	-	-	6,681	-	-	-	-	80,912
P Joseph *Director*	220,550	-	-	-	10,689	-	-	-	-	231,239
I Martin *Director (appointed 2/6/05)*	34,385	-	-	-	3,095	-	-	-	-	37,480
M O'Brien *COO*	432,386	201,811	394,012	5,939	26,416	-	26,354	282,535	5,995	1,375,448
K Pryke *CFO*	351,039	164,818	263,311	5,939	23,156	-	85,996	230,745	4,894	1,129,899
James Coyne *General Counsel /Secretary*	261,301	73,500	183,141	64	18,690	-	-	171,500	3,635	711,831
M Fookes *Retail GM*	237,799	45,804	171,766	3,200	8,924	-	-	240,473	-	707,966
N Tobin *JV GM*	221,893	38,431	160,129	-	8,796	-	-	224,181	-	653,430
B Morris *Hotels PM*	212,188	41,895	153,316	-	8,668	-	-	214,642	-	630,709
Total	2,961,424	998,510	1,980,159	21,075	180,477	211,467	144,171	1,742,295	20,546	8,260,125

No termination benefits were paid during the period.

Table 4 Remuneration details 1 January 2004 to 31 December 2004

Details of the remuneration of the Key Management Personnel of the stapled entity for the year ended 31 December 2004 is set out in the following table:

	Short term employee benefits				Post Employment		Other long term benefits		Share Based Payment	
	Salary & Fees	STI Bonus	Retention Bonus	Non Monetary	Super-annuation	Retirement Benefits	LTI Bonus	Retention		Total
Key management Personnel										
N Lyons *CEO*	455,632	377,025	-	6,400	38,992	-	212,034	-	12,807	1,102,890
E Goodwin *Director*	4,000	-	-	-	-	-	-	-	-	4,000
M Latham *Director*	132,000	-	-	-	5,400	-	-	-	-	137,400
K Moss *Director*	140,000	-	-	-	7,200	-	-	-	-	147,200
B Norris *Director*	80,000	-	-	-	7,200	-	-	-	-	87,200
E Nosworthy *Director*	135,000	-	-	-	6,750	-	-	-	-	141,750
P Joseph *Director*	258,750	-	-	-	7,088	-	-	-	-	265,838
M O'Brien *COO*	339,835	169,137	-	12,233	29,730	-	54,366	-	13,931	619,232
K Pryke *CFO*	259,253	91,599	-	6,400	22,441	-	25,497	-	10,405	415,595
J Coyne *General Counsel/Secretary (appointed 1 July 2004)*	108,970	28,806	-	75	8,233	-	-	-	4,362	150,446
Mark Fookes *Retail GM*	-	-	-	-	-	-	-	-	-	-
Neil Tobin *JV GM*	-	-	-	-	-	-	-	-	-	-
Bruce Morris *Hotels PM*	-	-	-	-	-	-	-	-	-	-
Total	1,913,440	666,597	-	25,108	133,034	0	291,897	0	41,505	3,071,550

No termination benefits were paid during the period.

Directors' Report
For the year ended 31 December 2005

Details of Remuneration (continued)

Short-term employee benefits 1 January 2005 to 31 December 2005

A reconciliation of all short-term employee benefits made to the Chief Executive Officer and key management personnel during the financial year to 31 December 2005 is set out below.

	Nature of STI Compensation	Total Value of STI payment
Nic Lyons	STI Plan Lend Lease	316,984
Executive Director and Chief Financial Officer	STI Plan GPT	115,267
(CEO)	Retention Lend Lease	384,327
	Commitment Payment GPT	270,157
Michael O'Brien	STI Plan Lend Lease	147,995
Chief Operating Officer (COO)	STI Plan GPT	53,816
	Retention Lend Lease	192,201
	Commitment Payment GPT	201,811
Kieran Pryke	STI Plan Lend Lease	120,866
Chief Financial Officer (CFO)	STI Plan GPT	43,952
	Retention Lend Lease	98,493
	Commitment Payment GPT	164,818
Neil Tobin	STI Plan GPT	38,431
General Manager JV (JVGM)	Commitment Payment GPT	160,129
Mark Fookes	STI Plan GPT	45,804
General Manager Retail (Retail GM)	Commitment Payment GPT	171,766
Bruce Morris	STI Plan GPT	41,895
Portfolio Manager Hotels and Tourism (H&T PM)	Commitment Payment GPT	153,316
James Coyne	STI Plan Lend Lease	53,900
General Counsel/Company Secretary	STI Plan GPT	19,600
	Retention Lend Lease	60,641
	Commitment Payment GPT	122,500

Indemnification and Insurance of Directors and Officers

The Company intends entering into Deeds of Indemnity and Access in favour of each of the Directors of the Company indemnifying them to the extent permitted by law for losses, liabilities, costs and charges incurred as a Director of the Company.

During the financial year the Company paid insurance premiums to insure the Directors and Officers of the company and its subsidiary companies. The terms of the contract prohibit the disclosure of amounts of premium paid.

The liabilities insured are for costs that may be incurred in defending civil or criminal proceedings that may be brought against Directors and Officers in their capacity as Directors and Officers of the Company and its subsidiary companies and any other payments arising from liabilities incurred by the Officers and Directors in connection with such proceedings other than where such liabilities arise out of conduct involving wilful breach of duty by the Officers or the improper use by the Officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

The Auditors are in no way indemnified out of the assets of the Company.

Non-audit services

During the year PricewaterhouseCoopers, the Company's auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and is satisfied that the provision of the non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporation Act 2001 for the following reasons:

- The Board's own review conducted in conjunction with the Audit and Risk Committee, having regard to the Board's policy with respect to the engagement of GPT's Auditor.
- The declaration of the independence provided by PricewaterhouseCoopers, as auditor of GPT.
- The fact that none of the non-audit services provided by PricewaterhouseCoopers during the period had the characteristics of management or decision-making self-review or advocacy.

	31 Dec 2005 $
Assurance services	
Audit services	
PricewaterhouseCoopers Australian firm	
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	154,668
Other Assurance Services	
PricewaterhouseCoopers Australian firm	
Audit of regulatory returns	
Audit of Australian Financial Services License	8,140
Total remuneration for other assurance services	8,140

* Other assurance services provided in 2005 were predominantly due diligence reviews on the internalisation and establishment of joint venture with Babcock & Brown. In 2004 services were predominantly due diligence reviews on Lend Lease Corporation Limited's merger proposal and Stockland's takeover proposal.

Rounding of Amounts

The amounts disclosed in the Directors' Report have been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, pursuant to which, unless otherwise indicated, the amounts in the Directors' Report have been rounded to the nearest thousand dollars.

PricewaterhouseCoopers have been appointed as auditor of GPT in accordance with section 327 of the Corporations Act, 2001.

Dated at SYDNEY this 23rd day of February, 2006

Signed in accordance with a resolution of the Directors.

Peter Joseph
Director

Nic Lyons
Director



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the audit of GPT Management Holdings Limited for the period ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of GPT Management Holdings Limited and the entities it controlled during the period.

RD Deutsch
Partner
PricewaterhouseCoopers

Sydney
23 February 2006

Income Statements
For the period 22 April 2005 to 31 December 2005

	Notes	Consolidated 2005 $'000	Parent entity 2005 $'000
Revenue			
Property management fees		3,345	3,346
Fund management fees		13,004	10,069
Leasing fees		1,042	1,042
Development management fees		4,010	4,010
Interest income		5,570	5,149
Overhead recharges		1,387	1,387
Distributions from associate and joint venture		-	17,089
Revenue from hotel operations		125,340	-
		153,698	42,092
Share of net profits of associate and joint venture accounted for using the equity method		22,804	-
Other		138	3
Other income		22,942	3
Total income		176,640	42,095
Expenses			
Salaries		59,277	14,950
Recruitment		1,154	738
Rent and outgoings		37,490	305
Audit and accounting fees	3	155	40
Costs associated with internalisation		4,854	4,854
Insurance		1,660	480
Travel & entertainment		4,556	1,515
Consultants		4,085	631
Interest		1,017	-
Cost of sales		24,022	-
Impairment of investment in joint venture		42,325	42,325
Depreciation expense	3	669	141
Repairs & maintenance		6,574	1,381
Other expenses		11,485	4,308
		199,323	71,668
Loss before tax		(22,683)	(29,573)
Income tax benefit	4	446	870
Loss for the period		(22,237)	(28,703)
Profit attributable to the members of GPT Management Holdings Limited		(22,237)	(28,703)
		Cents	
Basic/diluted earnings per share attributable to the ordinary equity holders of the company	27	(14.7)	

The above income statements should be read in conjunction with the accompanying notes.

Balance Sheets
As at 31 December 2005

	Notes	Consolidated 2005 $'000	Parent entity 2005 $'000
ASSETS			
Current Assets			
Cash and cash equivalents	5	34,337	14,811
Receivables	6	52,459	26,369
Inventories	7	9,089	-
Total Current Assets		95,885	41,180
Non-current Assets			
Investment in controlled entities	8	-	14,551
Investment in joint venture	9	134,880	127,135
Investment in associates	10	7,637	-
Other financial assets	11	110,485	110,485
Property, plant & equipment	12	11,015	2,300
Intangible assets	13	7,278	-
Deferred tax asset	14	7,423	5,187
Total Non-current Assets		278,718	259,658
Total Assets		374,603	300,838
LIABILITIES			
Current Liabilities			
Payables	15	47,386	20,997
Provisions	16	12,410	3,720
Total Current Liabilities		59,796	24,717
Non-current Liabilities			
Payables	15	28,420	-
Provisions	16	3,531	2,316
Deferred tax liability	17	211	-
Total Non-current Liabilities		32,162	2,316
Total Liabilities		91,958	27,033
Net Assets		282,645	273,805
EQUITY			
Contributed equity	18	302,508	302,508
Reserves	19	2,374	-
Undistributed income	19	(22,237)	(28,703)
Total Equity		282,645	273,805

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of Changes in Equity
For the period 22 April 2005 to 31 December 2005

	Consolidated 2005 $'000	Parent entity 2005 $'000
Total equity at the beginning of the reporting period	-	-
Foreign currency translation reserve	2,374	-
Net income recognised directly in equity	2,374	-
Loss for the period	(22,237)	(28,703)
Total recognised income and expense for the period	(19,863)	(28,703)
Transactions with equity holders in their capacity as equity holders		
Proceeds from issue of units, net	302,508	302,508
Total equity at the end of the reporting period	282,645	273,805

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash Flow Statements
For the period 22 April 2005 to 31 December 2005

	Notes	Consolidated 2005 $'000	Parent entity 2005 $'000
Cash flows from operating activities			
Cash receipts in the course of operations (inclusive of GST)		119,951	16,668
Cash payments in the course of operations (inclusive of GST)		(116,833)	(8,783)
Interest received		492	71
Net cash inflows from operating activities	24	3,610	7,956
Cash flows from investing activities			
Net cash receipt on control of subsidiary		10,150	-
Payment for controlled entities		(4,351)	(14,351)
Payment for joint venture		(169,660)	(169,660)
Payment for property, plant & equipment		(2,869)	(2,441)
Net cash flows from investing activities		(166,730)	(186,452)
Cash flows from financing activities			
Proceeds from issue of units		302,508	302,508
Proceeds from related party borrowings		7,000	2,850
Repayment of related party borrowings		(112,051)	(112,051)
Net cash flows from financing activities		197,457	193,307
Net increase in cash and cash equivalents		34,337	14,811
Cash at the beginning of the reporting period		-	-
Cash at the end of the reporting period	5	34,337	14,811

The above cash flow statements should be read in conjunction with the accompanying notes.

Notes to Financial Statements

1. Summary of accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to the period presented, unless otherwise stated. The financial report includes separate financial statements for GPT Management Holdings Limited (the 'Company') as an individual entity and the consolidated entity consisting of the Company and its controlled entities.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRSs
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with AIFRSs ensures that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards (IFRSs). The Company's financial statements and notes also comply with IFRSs.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first Company financial statements to be prepared in accordance with AIFRSs.

(b) Accounting for the GPT Management Holdings Limited

GPT Management Holdings Limited was incorporated on 22 April 2005 for the purpose of forming a stapled entity. On 6 June 2005, a stapled entity (the GPT Group 'GPT') was formed by stapling together the units in General Property Trust (the 'Trust') to the shares in the Company. For the purposes of statutory reporting, the consolidated entity includes only the Company and its controlled entities.

The shares of GPT Management Holdings Limited are quoted on the Australian Stock Exchange under the stapled entity code GPT and comprise of one unit in the Trust and one share in GPT Management Holdings Limited. The unit and share are stapled together under the terms of the constitution and cannot be traded separately. Each entity forming part of GPT continues as a separate legal entity in its own right under the Corporations Act 2001 and is therefore required to comply with the reporting and disclosure requirements under the Corporations Act 2001 and Australian Accounting Standards.

On implementation, the Trust unitholders received 15 cents per unit capital distribution of $302.5 million, referred to as the stapling distribution. Unitholders authorised GPT RE Limited (the new responsible entity for the Trust) to apply the stapling distribution to subscribe for shares in the Company of $302.5 million. For each unit held in the Trust unitholders received one share in the Company. The amount of the stapling distribution had regard to: the funding requirements of the Company, funding requirements of the Joint Venture with Babcock & Brown, the acquisition costs of the Company acquiring GPT RE Limited and Voyages Hotels & Resorts Pty Limited.

In conjunction with the stapling, the Company acquired GPT RE Limited to act as the responsible entity of the Trust pursuant to the Subscription Agreement following GPT Management Limited being replaced by GPT RE Limited as the responsible entity of the Trust.

As a result of the stapling, investors in GPT will be entitled to receive distributions from each component of the stapled security comprising distributions from the Trust and dividends from the Company.

Notes to Financial Statements

1. **Summary of accounting policies (continued)**

(c) Principles of consolidation

(i) Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries as at 31 December 2005 and the results of all subsidiaries for the period then ended. The Company and its subsidiaries together are referred to in this financial report as the Company.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company (refer to note 1(l)).

Intercompany transactions, balances and unrealised gains on transactions between the Company entities are eliminated. Unrealised losses are eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(ii) Joint ventures

The Company's investments in joint venture entities are carried at cost and accounted for using the equity method in the consolidated financial statements. Under this method, the Company's share of the joint venture entities' net profit after tax is recognised in the consolidated income statement, and the share of movement in reserves is recognised in reserves in the consolidated balance sheet.

Investments in joint venture entities held by the Company are carried at the lower of the equity accounted carrying amount and recoverable amount.

All balances and effects of transactions between joint ventures and the Company have been eliminated.

(iii) Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the Company's financial statements using the cost method and in the consolidated financial statements using the equity method. The Company's investment in the associate includes goodwill (net of any accumulated impairment loss) identified on acquisition.

Under this method, the Company's share of the associate's net profit after tax is recognised in the consolidated income statements, and the share of movements in reserves is recognised in reserves in the consolidated balance sheets. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions and dividends receivable from associates are recognised in the Company's income statements, while in the consolidated financial statements they represent a return of the Company's investment and reduce the carrying amount of the investment.

When the Company's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, it does not recognise any further losses, unless it has incurred obligations or made payments on behalf of the associate.

Accounting policies of the associate have been changed where necessary to ensure consistency with the policies adopted by the Company.

All balances and effects of transactions between associates and the Company have been eliminated.

Notes to Financial Statements (continued)

1. Summary of accounting policies (continued)

(d) Investment property

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred and are subsequently recorded at fair value at the next reporting date.

Property (including land and buildings) held for long-term rental yields and that is not occupied by an entity in the Company, is classified as investment property. Investment properties owned by joint ventures and associates are not reflected since such vehicles are equity accounted.

Investment property is carried at fair value. Fair value is based on active market prices, adjusted for any difference in the nature, location or condition of the specific asset or where this is not available, an appropriate valuation method which may include discounted cashflow projections and the capitalisation method. The fair value reflects, among other things, rental income from current leases and assumptions about rental income from future leases in light of current market conditions. It also reflects any cash outflows (excluding those relating to future capital expenditure) that could be expected in respect of the property.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

Land and buildings (including integral plant and equipment) that comprise investment property are not depreciated. The carrying amount includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods.

Changes in the fair value of an investment property are recorded in the income statement.

Some property investments are held in joint ownership arrangements (joint venture operations). The proportionate interests in the assets, liabilities and expenses of a joint venture operation have been incorporated in the financial statements under the appropriate headings.

Land held under an operating lease is classified and accounted for as investment property when the definition of investment property is met.

Investment property held for sale is classified within non-current asset held for sale, under AASB 5 *Non-current Assets Held for Sale and Discontinued Operations*.

(e) Lease Incentives

Incentives may be provided to lessees to enter into an operating lease. These incentives may be in the form of cash, rent free periods, lessee or lessor owned fitouts. They are amortised over the term of the lease as a reduction of rental income. The carrying amount of the lease incentives is reflected in the fair value of investment properties.

(f) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short term money, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(g) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due to be paid in advance of the period that it relates, and no more than 30 days for other debtors.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the trade receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

Notes to Financial Statements (continued)

1. Summary of accounting policies (continued)

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business.

(i) Goodwill

Goodwill represents the excess of cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains or losses on disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(j) Investments and other financial assets

Financial assets are classified as loans and receivables - loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market and arise when the Company provide money or services to a debtor with no intention of selling the receivable.

Loans and receivables are carried at amortised cost using the effective interest rate method. Under this method, fees, costs, discounts and premiums directly related to the financial assets are spread over its expected life.

(k) Property, plant & equipment

Office fixtures, fittings and operating equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to its acquisition. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their expected useful lives, as follows:

- Motor Vehicles 4 – 7 years
- Office fixtures, fittings and operating equipment 5 – 15 years

An asset's residual value and useful life is reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement.

(l) Acquisition of assets

The purchase method of accounting is used to account for all acquisition of assets (including business combinations) regardless of whether equity instruments or other assets are acquired.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the net identifiable assets acquired represents goodwill (refer to Note 1(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of net assets acquired.

Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amount payable in the future is discounted to its present value as at the date of exchange.

Notes to Financial Statements (continued)

1. Summary of accounting policies (continued)

(m) Income tax

The income tax expense and revenue for the reporting period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised indirectly in equity are also recognised directly in equity.

The Company and its wholly owned Australian controlled entities have not implemented the tax consolidation legislation.

(n) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the consolidated entity has unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(o) Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(p) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the reporting period which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Notes to Financial Statements (continued)

1. Summary of accounting policies (continued)

(q) Foreign currency

(i) Functional and presentation currency

Items included in the financial statements of each of the Company entities are measured using the currency of the primary economic environment in which the Company operates ('the functional currency'). The consolidated financial statements are presented in Australian Dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of period-end exchange of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences of non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss.

Non-monetary items that are measured in terms of historical cost are converted using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Exchange differences arising on monetary items that form part of the net investment in a foreign operation are taken to the profit and loss in the Company and against a foreign currency translation reserve on consolidation.

(r) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts to be expected to be paid when the liabilities are settled. Liabilities for non-accumulated sick leave are recognised when leave is taken and measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expect future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations

All employees of the Company are entitled to benefits on retirement, disability or death from the GPT Group Superannuation Plan. The GPT Group Superannuation Plan has a defined contribution section within its plan. The defined contribution section receives fixed contributions and the Company's legal and constructive obligation is limited to these contributions. The employees of the Company are all members of the defined contribution section of the GPT Group Superannuation Plan.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

(iv) Profit-sharing and bonus plans

The Company recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(s) Provisions

Provisions for legal claims are recognised when: the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of the obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item in the same class of obligations may be small.

(t) Dividends

A provision for dividend for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the reporting period is recognised in the balance sheet in the reporting period in which the payment remains outstanding.

Notes to Financial Statements (continued)

1. Summary of accounting policies (continued)

(u) Contributed equity

Ordinary shares are classified as equity.

Increase in costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(v) Revenue recognition

Revenue is measured at fair value of the consideration received or receivable.

Dividend and distribution income is recognised when declared. The Company's share of net profits from joint venture entities is included in the consolidated income statement and has been separately disclosed. Revenue not received at balance date is included as a receivable in the balance sheet.

(w) Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to securityholders of the Company, by the weighted average number of ordinary securities ('WANOS') outstanding during the reporting period, adjusted for bonus elements in ordinary securities issued during the reporting period.

As there are no potential ordinary shares or securities, diluted earnings per security is the same as basic earnings per security.

(x) Rounding of amounts

The financial report of the Company has been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance to the Class Order to the nearest thousand dollars, unless otherwise stated.

Notes to Financial Statements (continued)

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000

2. Dividends paid and payable to shareholders

No dividends have been paid or declared for the reporting period.

3. Expenses

Profit before income tax includes the following specific expenses:

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
Depreciation		
- Plant and equipment	669	141
	669	141
Defined contribution superannuation expense	3,842	849
Audit services	$	$
PricewaterhouseCoopers Australian firm		
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	154,668	39,623
Other Assurance Services		
PricewaterhouseCoopers Australian firm		
Audit of regulatory returns	8,140	-
Total remuneration for other assurance services	8,140	-

Notes to Financial Statements (continued)

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
4. Income tax benefit		
(a) Income tax benefit		
Current tax	(6,977)	(4,317)
Deferred tax	7,423	5,187
	446	870
(b) Numerical reconciliation of income tax expense to prima facie tax payable		
Loss before income benefit	(22,683)	(29,573)
Tax at the Australian tax rate of 30%	6,805	8,872
Tax effect of amounts which are permanent differences in calculating taxable income:		
- Overhead costs	(327)	(359)
- Impairment of investment in joint venture	(12,698)	(12,698)
- Share of net profits of associate and joint venture accounted for using the equity method	6,738	-
- Distribution from joint venture	-	5,127
	518	942
Difference in overseas tax rates	(72)	(72)
Income tax benefit	446	870

Notes to Financial Statements (continued)

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
5. Cash and cash equivalents		
Cash at bank and on hand	34,337	14,811

Cash at bank and on hand

Cash at bank is at floating interest rates between 2.55% and 5.2%. These balances are at call. Cash on hand is non interest bearing.

6. Receivables		
Trade receivables	28,288	8,634
Provision for doubtful receivables	(495)	-
Dividend receivable from joint venture	17,089	17,089
Other debtors	6,141	56
Prepayments	1,436	590
	52,459	26,369

7. Inventories		
General supplies - at cost	985	-
Food and beverage - at cost	2,296	-
Retail - at cost	3,246	-
Other - at cost	2,562	-
	9,089	-

There have been no write-downs of inventories to net realisable value during the reporting period.

8. Investments in controlled entities		
GPT RE Limited	-	10,000
DPT Operator Pty Limited	-	200
Voyages Hotels & Resorts Pty Limited	-	4,351
	-	14,551

File No 34819

Notes to Financial Statements (continued)

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
9. Investment in joint venture		
European Investments		
- BGP Investment S.a.r.l.	134,880	127,135
	134,880	127,135

(a) Joint venture

The Company has entered into a joint venture with Babcock & Brown to identify and invest in real estate opportunities which offer superior risk adjusted returns, and establish and manage third party funds. The Company has a 50% participating interest in a new global property vehicle domiciled in Luxembourg, with an initial focus on Europe but encompassing other markets. Its key activities will include selective investment, active portfolio management, investment in development projects and property funds management. On 31 December 2005, the Company invested in BGP Investment S.a.r.l with equity of $97.6 million, with the joint venture having investments in seven seed assets located in Germany and the Czech Republic. Since entering into the joint venture the Company has made further investments of $49.3 million and $22.4 million for the additional investment in real estate opportunities. The Company's interests in the assets employed in the joint venture are included in the consolidated balance sheets, in accordance with the accounting policy described in note 1(c), under the following classifications:

	Consolidated 31 Dec 2005 $'000
Share of joint venture assets and liabilities	
Current assets	221,800
Non-current assets	936,793
Total assets	1,158,593
Current liabilities	141,878
Non-current liabilities	881,835
Total liabilities	1,023,713
Net assets	134,880
Share of joint venture revenue, expenses and results	
Revenue	127,567
Expenses	(122,195)
Profit before income tax	5,372
Share of joint venture commitments	
Lease commitments	27,942

Notes to Financial Statements (continued)

10. Investment in associates

Information relating to associates is set out below:

Name of entity	Ownership Interest 2005 %	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
Unlisted			
Holding Investment Property			
- Kings Canyon (Watarrka) Resort Trust	46	7,637	-

The associate's principal activity is managing the hotel resort and is incorporated in Australia with a reporting period of 30 June.

(b) Movements in carrying amounts

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
Carrying amount at the beginning of the reporting period	-	-
Acquisition of associate	7,294	-
Share of profits after income tax	343	-
Carrying amount at the end of the reporting period	7,637	-

(c) Share of associate's profits or losses

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
Profit before income tax	490	-
Income tax expense	(147)	-
Profit after income tax	343	-

(d) Summarised financial information of associates

	The Company's share of:			
	Assets $'000	Liabilities $'000	Revenues $'000	Profit $'000
31 December 2005				
Kings Canyon (Watarrka) Resort Trust	10,577	3,283	3,236	343

(e) Share of associate's expenditure commitments

There are no capital commitments for associate.

11. Other financial assets

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
Loan to related party		
- General Property Trust	110,485	110,485

Notes to Financial Statements (continued)

12. Non-current assets - Property, plant and equipment

	Computers	Office fixtures, fittings	Total
	$'000	$'000	$'000
Consolidated			
Period ended 31 December 2005			
Opening net book amount	-	-	-
Acquisition of controlled entity	1,590	7,225	8,815
Additions	1,407	1,622	3,029
Disposals	-	(160)	(160)
Transfer from investment properties	-	-	-
Transfer from assets held for sale	-	-	-
Transfer from investment in associates	-	-	-
Revaluations	-	-	-
Depreciation charge	(155)	(514)	(669)
Closing carrying value	2,842	8,173	11,015
At 31 December 2005			
- Cost	2,997	8,687	11,684
- Accumulated depreciation	(155)	(514)	(669)
Net book amount	2,842	8,173	11,015
Parent			
Period ended 31 December 2005			
Opening net book amount	-	-	-
Additions	1,357	1,084	2,441
Disposals	-	-	-
Transfer from/(to) investment properties	-	-	-
Transfer from/(to) assets held for sale	-	-	-
Transfer from investment in associates	-	-	-
Revaluations	-	-	-
Depreciation charge	(105)	(36)	(141)
Closing carrying value	1,252	1,048	2,300
At 31 December 2005			
- Cost	1,357	1,084	2,441
- Accumulated depreciation	(105)	(36)	(141)
Net book amount	1,252	1,048	2,300

Notes to Financial Statements (continued)

	Consolidated Goodwill* $'000	Parent Goodwill* $'000
13. Intangible assets		
Period ended 31 December 2005		
Opening net book amount	-	-
Acquisition of subsidiary	7,278	-
Closing carrying value	7,278	-
At 31 December 2005		
- Cost or fair value	7,278	-
- Impairment	-	-
Net book amount	7,278	-

* Goodwill was recognised when the Company gained control over Voyages Hotels & Resorts Pty Limited on 30 June 2005. Goodwill was calculated as the difference between the consideration paid to date and the fair value of assets as at the date of control.

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
14. Deferred tax asset		
The balance comprises temporary differences attributable to:		
Amounts recognised in profit or loss		
- Doubtful debts	25	-
- Employee benefits	2,921	2,215
- Meals and entertainment	5	-
- Overhead costs	489	-
- Depreciation and amortisation	142	-
- Other accruals	3,663	2,972
- Other provisions	178	-
Net deferred tax assets	7,423	5,187
Movements:		
Opening balance at 22 April 2005	-	-
Credited to the income statement	4,592	4,379
Transfer of employee leave balances	808	808
Acquisition of subsidiary	2,023	-
Closing balance at 31 December 2005	7,423	5,187

Notes to Financial Statements (continued)

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
15. Payables		
Current		
Trade payables and accruals	43,782	12,408
Other payables	-	2,231
Current tax liability	3,604	3,508
Loans from controlled entities	-	2,850
	47,386	20,997
Non-Current		
Loans from related party	28,420	-
	28,420	-
16. Provisions		
Current		
Employee benefits	7,368	2,895
Other provisions	5,022	825
	12,410	3,720
Non-Current		
Employee benefits	3,531	2,316
	3,531	2,316
17. Deferred tax liabilities		
The balance comprises temporary differences attributable to:		
Amounts recognised in profit or loss		
- Inventories	116	-
- Depreciation	95	-
Net deferred tax assets	(77)	-
Movements:		
Opening balance at 22 April 2005	-	-
Credited to the income statement	(77)	-
Acquisition of subsidiary	288	-
Closing balance at 31 December 2005	211	-

Notes to Financial Statements (continued)

	Parent entity 31 Dec 2005 Shares $'000
18. Contributed equity	
Issued shares (fully paid) 2,016,716,610 shares	302,508

Movements in ordinary share capital:

Date	Details	Notes	Number of shares	$'000
22 April 2005	Proceeds from the issue of shares	(ii)	2,016,716,610	302,508
31 December 2005			2,016,716,610	302,508

(i) *Ordinary shares*
Ordinary shares entitle the holder to participate in distributions and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each unit is entitled to one vote. The issued ordinary shares have no par value as at 31 December 2005.

(ii) *Issue of shares*
On 6 June 2005, General Property Trust unitholders received 15 cents per unit capital distribution of $302.5 million, referred to as the stapling distribution. Unitholders authorised GPT RE Limited (the new responsible entity for the Trust) to apply the stapling distribution to subscribe for shares in the Company of $302.5 million. For each unit held in the Trust unitholders received one share in the Company.

Notes to Financial Statements (continued)

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
19. Reserves and retained profits		
(a) Reserves		
Foreign currency translation reserve	2,374	-
Movements		
Balance 22 April 2005	-	-
Currency translation differences arising during the period	2,374	-
Balance 31 December 2005	2,374	-
(b) Retained profits		
Movements in retained profits were as follows:		
Balance 22 April 2005	-	-
Net profit for the period	(22,237)	(28,703)
Balance 31 December 2005	(22,237)	(28,703)

(c) Nature and purpose of reserves

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(q). The reserve is recognised in profit and loss when the net investment is disposed.

Notes to Financial Statements (continued)

20. Key Management Personnel

(a) Directors

The directors of GPT Management Holdings Limited at any time during or since the end of the reporting period are:

(i) Chairman – non-executive

Peter Joseph (Chairman)	(appointed 22 April 2005)

(ii) Non-executive directors

Malcolm Latham	(appointed 22 April 2005)
Ian Martin	(appointed 2 June 2005)
Brian Norris	(appointed 2 June 2005)
Eric Goodwin	(appointed 2 June 2005)
Ken Moss	(appointed 22 April 2005)
Elizabeth Nosworthy	(appointed 2 June 2005)

(iii) Executive director

Nic Lyons	(appointed 2 June 2005)

(b) Other Key Management Personnel

In addition to the directors noted above, the following persons were the Key Management Personnel with the greatest authority for the strategic direction and management of the consolidated entity or the most highly remunerated executives during the financial year:

Name	Position	Employer
Michael O'Brien	Chief Operating Officer	GPT Management Holdings Limited
Kieran Pryke	Chief Financial Officer	GPT Management Holdings Limited
James Coyne	General Counsel and Secretary	GPT Management Holdings Limited
Mark Fookes	General Manager Retail Portfolio	GPT Management Holdings Limited
Neil Tobin	General Manager Joint Venture	GPT Management Holdings Limited
Bruce Morris	Hotels & Tourism Portfolio Manager	GPT Management Holdings Limited

(c) Compensation of Key Management Personnel

The following table sets out the compensation for key management personnel in aggregate. Refer to the remuneration report in the Directors' Report for details of remuneration policy and compensation details by individual.

	31 Dec 2005	31 Dec 2004	**31 Dec 2005**	31 Dec 2004
	$'000	$'000	**$'000**	$'000
Short term employee benefits	**5,961**	2,605	**5,961**	2,605
Post employment benefits	**392**	133	**392**	133
Other Long term benefits	**1,886**	292	**1,886**	292
Termination benefits	**-**	-	**-**	-
Share based payments	**21**	42	**21**	42
	8,260	3,072	**8,260**	3,072

Notes to Financial Statements (continued)

20. Key Management Personnel (continued)

(d) Equity holdings of Key Management Personnel

The following table sets out the equity holdings for key management personnel in aggregate.

	As at 1 Jan 2005	Purchase	Sales	As at 31 Dec 2005
Key Management Personnel				
Peter Joseph	50,000	-	-	50,000
Malcolm Latham	13,195	-	-	13,195
Ken Moss	25,000	-	-	25,000
Brian Norris	4,097	-	-	4,097
Elizabeth Nosworthy	5,000	-	-	5,000
Eric Goodwin	-	10,000	-	10,000
Nic Lyons - CEO	-	50,000	-	50,000
Michael O'Brien - FM	-	-	-	-
James Coyne - CS	-	-	-	-
Kieran Pryke - CFO	53	5,000	-	5,053
Neil Tobin	-	5,000	-	5,000
Bruce Morris	-	-	-	-
Mark Fookes	-	3,500	-	3,500
Ian Martin	-	50,000	-	50,000

Notes to Financial Statements (continued)

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
21. Commitments		
Expenditure contracted for at the reporting date but not recognised as liabilities is as follows:		
Payable:		
Within one year	44,163	2,417
Later than one year but not later than five years	110,355	8,114
Later than five years	53,235	-
	207,753	10,531

Of the total operating lease commitments, $55.6 million relates to an operating lease with SEA Island Holdings for the use of Lizard Island. The calculation is based on the current monthly rental. The rental payment increases every 2 years by the rate of CPI in Brisbane, which has not been reflected in the above disclosure. This operating lease also requires the payment of 10% of all beverages sold and 20% of all accommodation and meal revenue to SEA Island Holdings, payable on a half yearly basis. These amounts have not been included in the $55.6 million commitment.

Babcock & Brown venture
The above commitments include capital expenditure commitments of $27,900,000 relating to the Babcock & Brown Venture (refer to note 9).

22. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(c):

Name of entity	Country of incorporation	Class of shares	Equity holding * 2005 %
Controlled entities			
GPT RE Limited	Australia	Ordinary	100
GPT Property Finance Pty Limited	Australia	Ordinary	100
GPT Malta 1 Limited	Malta	Ordinary	100
- GPT Malta 2 Limited	Malta	Ordinary	100
- GPT Europe S.a.r.l.	Luxembourg	Ordinary	100
DPT Operator Pty Limited	Australia	Ordinary	100
Voyages Hotels & Resorts Pty Limited	Australia	Ordinary	100
- Voyages Lodges Pty Limited	Australia	Ordinary	100
- Silky Oaks Pty Limited	Australia	Ordinary	100
- Bedarra Hideaway Pty Limited	Australia	Ordinary	100
- Bedarra Island Pty Limited	Australia	Ordinary	100
- Dunk Island Pty Limited	Australia	Ordinary	100
- Lizard Island Pty Limited	Australia	Ordinary	100
- Heron Island Pty Limited	Australia	Ordinary	100
- Brampton Island Pty Limited	Australia	Ordinary	100
- Wrotham Park Lodge Pty Limited	Australia	Ordinary	100

* The proportion of ownership interest is equal to the proportion of voting power held.

Notes to Financial Statements (continued)

23. Related party transactions

(a) Parent entity

GPT Management Holdings Limited ('the Company') is the ultimate Australian parent entity.

(b) Subsidiaries, Joint Ventures and Associates

Interests in subsidiaries, joint ventures and associates are set out in notes 8, 9 and 10 respectively. Loans with subsidiaries are set out in notes 11

(c) Key Management Personnel

Key management personnel and their compensation is set out in note 25. Details of the remuneration policy are contained in the remuneration report within the Directors' Report.

Included in the note 20(c) in other key management personnel is Elizabeth Nosworthy and Ian Martin who are directors of Babcock & Brown, with whom GPT have a joint venture arrangement. The remuneration they received was transacted at arm's length. Refer to the remuneration report in the Directors' report for compensation details.

(d) Transactions with related parties

Transactions with Subsidiaries

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
Loan advanced to the Trust	(302,508)	(302,508)
Loan repayments from the Trust	192,023	192,023
Loan advanced from subsidiary	-	3,000
Loan repayments to subsidiary	-	(150)
Overhead revenue received from subsidiary	1,387	1,387

Transactions with joint venture and associate

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
Investment in Euro JV BGP Investment S.a.r.l	(163,534)	(163,534)
Distributions from joint venture	17,089	17,089
Distributions from associate	343	343

(e) Terms and conditions

Transactions relating to distributions were on the same terms and conditions that applied to other shareholders.

The loan receivable from the related party attracts interest at the rate of 6.63% per annum with no fixed term for the repayment of the loan between the parties. The loan payable to a related party attracts interest of 7.65% per annum. The loan is repayable on demand but it is not expected to be recalled.

Outstanding balances are unsecured and are repayable in cash and callable on demand.

Notes to Financial Statements (continued)

24. Reconciliation of profit after income tax to net cash inflow from operating activities

	Consolidated 31 Dec 2005 $'000	Parent entity 31 Dec 2005 $'000
Loss for the reporting period	(22,237)	(23,331)
Depreciation of property, plant and equipment	669	141
Costs associated with internalisation	4,851	4,851
Impairment of investment in joint venture	42,325	42,325
Share of net profits of associate and joint venture accounted for using the equity method	(22,461)	(5,372)
Distributions from joint venture	-	(17,089)
Foreign exchange loss	3,180	3,180
Overhead recharges	(1,387)	(1,387)
Interest on related party loan	(5,077)	(5,077)
Increase in receivables	(38,053)	(6,535)
Increase in payables	41,800	16,250
Net cash inflow from operating activities	3,610	7,956

25. Business Combination

(a) Summary of acquisition

On 30 June 2005 the Company acquired 100% of the issued capital of Voyages Hotels & Resorts Pty Limited and its controlled entities (Voyages Group).

The acquired business contributes revenues of $125,895,679 and a net profit of $812,965 to the consolidated entity for the period 1 July 2005 to 31 December 2005.

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

	$'000
Purchase consideration	4,351
Fair value of net identifiable assets	(2,927)
Goodwill	7,278

(b) Assets and liabilities acquired

	Acquiree's Carrying amount $'000	Fair value $'000
Cash	10,150	10,150
Trade receivables	11,296	11,296
Inventory	6,265	6,265
Prepayments	3,535	3,535
Investments	7,293	7,293
Plant and equipment	8,815	8,815
Deferred tax asset	3,906	3,906
Intangible assets	1,673	1,673
Trade creditors and accruals	(29,072)	(29,072)
Provisions	(4,252)	(4,252)
Loan	(21,420)	(21,420)
Provision for employee benefits	(1,116)	(1,116)
Net identifiable liabilities acquired	(2,927)	(2,927)

The goodwill is attributable to operating lease rental of the hotels the Voyages Group manages being paid to a related party within the GPT Group.

Notes to Financial Statements (continued)

26. Deed of cross guarantee

The Company's subsidiary Voyages Hotels & Resorts Pty Limited has entered into a deed of cross guarantee with its subsidiaries Voyages Lodges Pty Limited, Heron Island Pty Limited, Silky Oaks Pty Limited, Voyages Mountain & Marine Pty Limited, Dunk Island Pty Limited, Bedarra Island Pty Limited, Bedarra Hideaway Pty Limited, Brampton Island Pty Limited, Lizard Island Pty Limited and Wrotham Park Station Pty Limited parties under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended by Class orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities and Investments Commission.

The above companies represent a 'Closed Group' for the purpose of the Class Order, and as there are no other parties to the Deed of Guarantee that are controlled by Voyages Hotels & Resorts Pty Limited, they also represent the 'Extended Closed Group'. The following entities controlled by Voyages Hotels & Resorts Pty Limited are not parties to the deed of cross guarantee and are dormant; Voyages Pty Limited, Destinations & Voyages Travel Pty Limited and Australian Resorts Pty Limited. The Mutitjulu Foundation Limited has no net assets, or profit and loss transactions for the period ending 31 December 2005.

Even though these entities are excluded from the deed of cross guarantee, the income statements, balance sheet and cash flow statements of the 'Closed Group' are the same as the Voyages Hotels & Resorts Pty Limited consolidated entity' as disclosed in their 30 June 2005 financial report.

Notes to Financial Statements (continued)

26. Deed of cross guarantee (continued)

Set out below is a condensed consolidated income statement and a summary of movements in consolidated retained profits for the reporting period ended 31 December 2005 of the Closed Group consisting of Voyages Hotels & Resorts Pty Limited, Voyages Lodges Pty Limited, Heron Island Pty Limited, Silky Oaks Pty Limited, Voyages Mountain & Marine Pty Limited, Dunk Island Pty Limited, Bedarra Island Pty Limited, Bedarra Hideaway Pty Limited, Brampton Island Pty Limited, Lizard Island Pty Limited and Wrotham Park Station Pty Limited.

	Consolidated For the period 1 July to 31 Dec 2005 $'000
(a) Condensed consolidated income statement and a summary of movements in consolidated retained profits	
Condensed income statement	
Profit before income tax	1,173
Income tax expense	(360)
Profit for the reporting period	813
Summary of movements in consolidated retained profits	
Retained profits at the beginning of the reporting period	-
Profit for the period	813
Retained profits at the end of the reporting period	813

(b) Condensed balance sheet	31 Dec 2005
Current assets	
Cash and cash equivalents	11,769
Receivables	26,053
Inventories	9,089
Total current assets	46,911
Non-current assets	
Investments in controlled entities	7,637
Property, plant and equipment	8,304
Deferred tax assets	2,467
Total non-current assets	18,408
Total assets	65,319
Current liabilities	
Payables	33,094
Provisions	4,601
Total current liabilities	37,695
Non-current liabilities	
Interest bearing liabilities	28,420
Provisions	1,215
Total non-current liabilities	29,635
Net (liabilities)	(2,011)
Equity	
Contributed equity	8,000
Reserves	(10,011)
Total equity	(2,011)

Notes to Financial Statements (continued)

	Consolidated 31 Dec 2005 Cents
27. Earnings per share	
(a) Basic earnings per share	
Net operating income including book profits divided by weighted average number of units	(14.7)
Weighted average number of ordinary units on issue during the reporting period used in the calculation of basic earnings per unit - (thousands)	151,250
(b) Weighted average number of shares used as the denominator	
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share – (thousands)	2,016,610
Adjustments for calculation of diluted earnings per share:	
Issued capital	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share – (thousands)	2,016,610

Notes to Financial Statements (continued)

28. Financial risk management

Market risk

Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the Euro.

Price risk
The Company is exposed to equity securities price risk. This arises from investments held by the Company and classified on the balance sheet either as available-for-sale or at fair value through profit or loss. The Company is not exposed to commodity price risk.

Fair value interest rate risk
Refer to note (d) below.

(b) Credit risk

The Company has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Company has policies that limit the amount of credit exposure to any one financial institution.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

(d) Cash flow and fair value interest rate risk

As the Company has no significant interest-bearing assets, the Company's income and operating cash flows are substantially independent of changes in market interest rates.

Notes to Financial Statements (continued)

29. Segment information

Description of segments

(a) Business segments

The consolidated entity is organised on a global basis into the following divisions by product and service type.

(i) Corporate office
The corporate office consists of different departments who manage assets for the GPT Group.

(ii) Hotel & Tourism
The hotel and tourism portfolio provides investment exposure to the Australian tourism sector and particularly the international visitor market.

(iii) Joint venture
Comprises operations carried on in Germany, Czechoslovakia and Italy. The retail and industrial portfolios operate in these countries.

(b) Geographical segments

Although the consolidated entity's divisions are managed on a global basis they operate in two main geographical areas:

(i) Australia
The home country of the Company is also the main operating entity.

(ii) Europe
Comprises operations carried on in Germany, Czechoslovakia and Italy. The retail and industrial portfolios operate in these countries.

Notes to Financial Statements (continued)

29. Segment information (continued)

Primary reporting format - business segments

31 December 2005	Corporate Office $'000	Hotel and Tourism $'000	Joint Venture $'000	Consolidated $'000
Management fees	20,359	-	-	20,359
Revenue from hotel operations	-	125,340	-	125,340
Share of net profits of associate and joint venture accounted for using the equity method	-	343	22,461	22,804
Interest - Cash and loans	5,357	213	-	5,570
Other income	2,567	-	-	2,567
Total segment revenue/income	28,283	125,896	22,461	176,640
Segment result	(3,992)	1,173	22,461	19,642
Impairment of investment in joint venture	-	-	(42,325)	(42,325)
Profit before income tax	(3,992)	1,173	(19,864)	(22,683)
Tax expense	807	(361)	-	446
Net profit for the period	(3,185)	812	(19,864)	(22,237)
Segment assets	176,015	63,708	134,880	374,603
Unallocated assets	-	-	-	-
Total assets	176,015	63,708	134,880	374,603
Segment liabilities	26,136	65,822	-	91,958
Unallocated liabilities	-	-	-	-
Total liabilities	26,136	65,822	-	91,958
Investments in associates and joint venture partnership	-	7,637	134,880	142,517
Acquisitions of property, plant and equipment	2,441	9,243	-	11,684
Depreciation and amortisation expense	141	965	-	1,106

Notes to and forming part of the segment information

Accounting policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and accounting standard *AASB 114 Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes.

30. Contingencies note

There are no contingencies at balance date.

31. Events occurring after balance date

There are no significant events occurring after balance date.

Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 19 to 50 are in accordance with the *Corporations Act 2001*, including:
  (i) complying with the Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
  (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2005 and of its performance, as represented by the results of their operations, changes in equity and their cashflows, for the financial period ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 6 to 16 of the Directors' Report comply with Accounting Standards AASB 124 *Related Party Disclosures* and Class Order 06/50 issued by the Australian Securities and Investments Commission; and

The directors have been given the declarations by the chief executive officer and chief financial officer required by Section 295A of the Corporations Act 2001.

This declaration is made in accordance with the resolution of the directors.

Peter Joseph
Director

Nic Lyons
Director

GPT Management Holdings Limited

Sydney
23 February 2006



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
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Independent audit report to the shareholders of GPT Management Holdings Limited

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report and remuneration disclosures of GPT Management Holdings Limited (the company) and the GPT Management Holdings Group (defined below) for the financial period ended 31 December 2005 included on the company's web site. The company's directors are responsible for the integrity of the company's web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report and remuneration disclosures identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report or the remuneration disclosures. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report and remuneration disclosures to confirm the information included in the audited financial report and remuneration disclosures presented on this web site.

Audit opinion

In our opinion:

1. the financial report of GPT Management Holdings Limited:

   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of GPT Management Holdings Limited and the GPT Management Holdings Group (defined below) as at 31 December 2005, and of their performance for the period ended on that date, and

   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*;and

2. the remuneration disclosures that are contained in pages 6 to 16 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and Class Order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both GPT Management Holdings Limited (the company) and the GPT Management Holdings Group (the consolidated entity) for the period ended 31 December 2005. The consolidated entity comprises both the company and the entities it controlled during that period.



The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 6 to 16 of the directors' report, as permitted by Class Order 06/50.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and Class Order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

RD Deutsch
Partner

Sydney
23 February 2006



The GPT Group
ASX Announcement & Media Release

GPT ANNOUNCES CONDITIONAL ACQUISITION OF AN INTEREST IN HIGHPOINT SHOPPING CENTRE

17 February 2006

GPT today announced the exchange of contracts for the purchase of a 50% interest in Highpoint Shopping Centre, Melbourne, one of Australia's leading regional retail centres. GPT has also exchanged contracts to acquire the management rights to the Centre. The transaction will complete if Myer Limited (ACN 004 143 239) does not exercise any right of first refusal over the 50% interest ("Condition").

GPT has the capacity to fund the acquisition, which will be neutral in terms of GPT's current distribution forecasts, through existing debt facilities.

Further information regarding the terms of this acquisition will be provided after the Condition is satisfied.

ENDS

For further information please contact:

Nic Lyons
Chief Executive Officer
0401 719 899

Donna Byrne
Head of Investor Relations
& Corporate Affairs
0401 711 542